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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2006

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.


                     ---------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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

Documents Furnished By the Registrant
-------------------------------------

1.       Press Release of the Registrant dated July 17, 2006

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    GRUPO IUSACELL, S.A. DE C.V.

Date: July 17, 2006

                                                           /s/ Fernando Cabrera
                                                           ---------------------
                                                    Name:  Fernando Cabrera
                                                    Title: Attorney in fact

                                                           /s/ Jose Luis Riera
                                                           ---------------------
                                                    Name:  Jose Luis Riera
                                                    Title: Attorney in fact

                          GRUPO IUSACELL, S.A. DE C.V.

                              Montes Urales No. 460
                            Col. Lomas de Chapultepec
                                 Miguel Hidalgo
                            11000 Mexico, Mexico City
                                     Mexico
                                 Tel. 5 109 5927
                                 Fax. 5 109 5939
                               www.iusacell.com.mx

         The shares of Grupo Iusacell, S.A. de C.V., (Iusacell) have been registered in the Mexican Stock Exchange ("Bolsa Mexicana de Valores"), since August 4, 1999, under the symbol CEL. The shares of Iusacell are with no par value.

         On October 17, 2003, the Extraordinary Shareholders Meeting of Iusacell, approved the capital stock restructure by virtue of the conversion of all the shares series "A" and series "V" in a Unique Series, although approved the reverse stock split whereby shareholders received one new share of common stock in exchange for twenty series "A" and series "V" shares.

         The capital stock of Iusacell of Ps.$5,938'689,106.14 is represented by 93'424,919 ordinary shares with no par value.

                                   Ticker: CEL

         Iusacell's shares are registered with the Special and the Securities section of the National Registry of Securities.

         "Registration with the National Registry of Securities does not imply a certification as to investment quality of the securities nor the solvency of the issuer."

         Annual Report submitted in accordance with the General Provisions applicable for Issuers of Securities and other participants of the Securities Market issued by the CNBV (Disposiciones de Caracter General aplicables a las Emisoras de valores y a otros participantes del Mercado de Valores), for the fiscal year ended December 31, 2005.

"This is a free translation of the Annual Report filed in Spanish with the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores). As this is a free translation, there may be some differences with respect to the original version in Spanish. You may access the Spanish version at www.bmv.com.mx."

CONTENT
-------

         1)  GENERAL INFORMATION
             -------------------
         a)  Terms and Definitions Glossary
         b)  Executive Summary
         c)  Risk Factors
         d)  Other Securities
         e)  Significant Changes to the Rights of the Securities Registered
         f)  Destiny of the Funds
         g)  Public Documents

         2)  THE COMPANY
             -----------
         a)  History and Development of the Issuer
         b)  Description of the Business

                  i)      Principal Activity
                  ii)     Channels of Distribution
                  iii)    Patent, License, Trademarks and Other Agreements
                  iv)     Principal Clients
                  v)      Applicable Legislation and Tax Situation
                  vi)     Human Resources
                  vii)    Environmental Performance
                  viii)   Market Information
                  ix)     Corporate Structure
                  x)      Description of the Principal Assets
                  xi)     Legal, Administrative or Arbitration Proceedings
                  xii)    Shares Representatives of the Stock Capital
                  xiii)   Dividends

         3)  FINANCIAL INFORMATION
             ---------------------
         a)  Selected Financial Information
         b) Financial Information per Business Line, Geographic Zone and Exportation Sales
         c)  Material Credits Report
         d) Management Discussion and Analysis of Financial Condition and Results of Operations
                  i)      Results of Operation
                  ii)     Financial Situation, Liquidity and Capital Resources
                  iii)    Internal Control
         e)  Critical Accounting Policies

         4)  MANAGEMENT
             ----------
         a)  External Auditors
         b)  Related Party Transactions and Conflict of Interests
         c)  Management and Shareholders
         d)  By laws and other Agreements

         5)  STOCK MARKET
             ------------
         a)  Capital Structure
         b)  Behavior of the Stock in the Stock Market

         6)  RESPONSIBLE PERSONS
             -------------------

         7)  EXHIBITS
             --------

                             CONSIDERED INFORMATION
                             ----------------------

         This Annual Report contents various estimated statements and figures including, among other things, the financial development and operative planning designed for Grupo Iusacell, S.A. de C.V. This information is based in actual considerations realized by our management and in outline assumptions by the management based in the actual available information. Words "estimates", "believes", "intends", "may" or "anticipates" or other variation are using to identify some of these declarations and considered statement. This information is submitted to variations, risks and uncertainties, also to other facts that could have as result that our real results, or our performance or success be mainly different compared with the future results, tacit or expressly mentioned in those statements and considerations. In the event that the considerations of the management don not be exact, the real results could be important and adverse different in comparison with the considerations. We warning the readers do not exclusively assume these declarations and statements, which solely are valid regarding the respective dates. We do not assume any obligation to publicly bring up of modify any of the declarations and statements, as result of new information or future events or any other reason.

         The factors described in this Annual Report under Item 1. "General Information- c) Risk Factors", could have as result the fact that the real results may be importantly different regarding those statements.

                                      * * *

         "Iusacell" means Grupo Iusacell, S.A. de C.V. This company used to name Nuevo Grupo Iusacell, S.A. de C.V., unless otherwise provided in the context, the terms "we" or "us" refer to Iusacell and its consolidated subsidiaries.

         "Iusacell Celular"means Grupo Iusacell Celular, S.A. de C.V. This company used to name Grupo Iusacell, S.A. de C.V. Iusacell is owner of the 100% of the capital stock of Iusacell Celular.

         Certain terms are defined the first time they are used in this Annual Report. The "Glossary of Terms and Definitions" provides definitions of certain technical terms used herein.

         On July 29, 2003, Grupo Movil Access, S.A. de C.V., or Movil Access, a Mexican telecommunications company subsidiary of Grupo Movil Access, S.A. de C.V., or GMA, a paging company formerly known as Biper, S.A. de C.V., acquired through a tender offer in Mexico and the United States 74.6% of Iusacell's capital, and became Iusacell's principal shareholder. GMA, Movil Access, Operadora Unefon S.A. de C.V., a fixed and mobile telephony company, Grupo Elektra S.A. de C.V., an electronic appliance retailer, and TV Azteca S.A. de C.V., a Mexican television network, are all part of a group of companies that are either controlled or subject to significant influence, directly or indirectly, by Mr. Ricardo B. Salinas Pliego.

         The term "Verizon" in this Annual Report refers to Verizon Communications Inc. or its subsidiaries, and to Bell Atlantic Corporation (in connection with events prior to June 2000, when Verizon was formed), as the context requires. The term "Vodafone" in this information memorandum refers to Vodafone Group Plc or its subsidiaries, as the context requires.

         The securities represented the stock capital of Iusacell are listed in the Mexican Stock Market. Iusacell as Iusacell Celular have debt securities publicly listed.

         Unless otherwise provide, all the references to "E.U. dollars", "E.U. Dollars", "dollars", "E.U.$" or "$" are to dollars of the United States and the references to "Ps." And "pesos" are to Mexican pesos. We published our financial statements in Mexican pesos, which are adjusted in order to reflect changes in the power acquisition as consequence of the inflation. In this way, unless otherwise provided, our financial information is presented in constant pesos at December 31, 2005. It is possible that the amounts presented in this Annual Report shows inconsistencies regarding its rounding off.

                                                                             (5)

1) GENERAL INFORMATION
----------------------

         a) GLOSSARY OF TERMS AND DEFINITIONS
            ---------------------------------

                              GLOSSARY OF TELECOMMUNICATIONS TERMS

1XRTT: A member of CDMA 2000 which is a family of standards that defines the radio interface allowing a smooth transition from CDMA (1S-95) systems. This family of standards involves some variants and the services, offerings, such as voice and packet data on a single carrier (1XRTT), data only (1X-DO).

Analog: A transmission method employing a continuous electrical signal that varies in amplitude or frequency in response to changes in sound, light, position, etc., impressed on a transducer in the sending device.

Band:                        A range of frequencies between two defined limits.

CDMA: Code Division Multiple Access, the highest-capacity commercial digital standard available. CDMA increases capacity by transmitting a large number of simultaneous conversations over a single channel, assigning unique codes that can be re-assembled at the receiving end.

Cellular A-band:             The range of frequencies used to provide cellular
                             wireless service between 825-835 MHz and between 870-880 MHz of the radio spectrum.

Cellular B-band:             The range of frequencies used to provide cellular
                             wireless service between 835-845 MHz and between 880-890 MHz of the radio spectrum.

Channel: A pathway for the transmission of information between a sending point and a receiving point.

Covered POPS:                The number of POPs in a defined area for whom a
                             cellular signal is accessible.

Calling Party  Pays (CPP):   Calling Party Pays is a cellular telephony payment
                             structure in which the party that places a call to a cellular telephone is billed for interconnection access, and the recipient is not billed for the airtime charges corresponding to the call.

Digital: A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuous analog signal.

E-1: A digital telephony format that carries data at the rate of 2.048 Mbps (DS-1 level). E-1 is the European and Latin American version of North American T-1, although T-1 is 1.544 Mbps.

E3/DS3: Digital signal which number identify for the series of standard digital transmission rates or levels based on DS0, a transmission rate of 64 Kbps, the bandwidth normally used for one telephone voice channel. Both the North American T-carrier system and the European E-carrier system of transmission operate using the DS series as a base multiple. The digital signal is what is carried inside the carrier system. DS3, the signal in the T-3 carrier, carries a multiple of 28 DS1 signals or 672 DS0s or
                             44.736 Mbps.

                                                                             (6)

EVDO: Asymmetrical technology that utilizes an exclusive data carrier wave and permits for down link reception transmission at speeds ranging between
                             38.4 kbps and 2.4 Mbps for downlink reception and between 9.6 and 144 kbps for uplink transmission, which allows the offer of services with greater multimedia content such as video streaming, video-on-demand, data access and high-definition games, among others.

Hertz: The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second; KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz; and GHz (gigahertz) stands for billions of hertz.

IMTS: Improved mobile telephone service; IMTS systems are analog mobile telephone systems that employ a single powerful radio base station to communicate with IMTS mobile telephones that are within approximately a 25-mile radius.

LATA: Local access and transport area; an area in which a local exchange carrier is permitted to provide service as designated by the 1982 United States federal court decree resulting from antitrust litigation brought by the United States Department of Justice against AT&T corporation.

PCS: Personal communications services. PCS represents a digital wireless communications service with the ability to provide features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding.

PCS A-band:                  The range of frequencies used to provide PCS
                             wireless services between 1.850-1.865 GHz and between 1.930-1.945 GHz of the radio spectrum.

PCS B-band:                  The range of frequencies used to provide PCS
                             wireless services between 1.870-1.885 GHz and between 1.950-1.965 GHz of the radio spectrum.

PCS D-band:                  The range of frequencies used to provide PCS
                             wireless services between 1.865-1.870 GHz and between 1.945-1.950 GHz of the radio spectrum.

PCS E-band:                  The range of frequencies used to provide PCS
                             wireless services between 1.885-1.890 GHz and between 1.965-1.970 GHz of the radio spectrum.

PDH: A transmission system for voice communication using plesiochronous synchronization. PDH is the conventional multiplexing technology for network transmission systems.

Penetration rate:            A cellular operator's subscribers within a defined
                             area derived by total POPs within that area.

POPs: The population for a particular area based on the 2000 Mexican census, as published by the Instituto Nacional de Estadistica, Geografia e Informatica (the National Institute of Statistics, Geography and Information Processing, "INEGI"). Population figures have been calculated by applying the forecast annual population growth rate for a particular year to the data derived from the 2000 Mexico census. The number of POPs in any region or other geographic area should not be confused with the current number of users of wireless services in that region or other geographic area and is not indicative of the number of users of wireless services in the future.

                                                                             (7)

Roaming: A service offered by mobile communications providers which allows a subscriber to use his or her telephone while in the service area of another carrier.

SDH: Synchronous digital hierarchy. It refers to a group of fiber-optic transmission rates that can transport digital signals with different capacities.

STM1: Synchronous Transport Module Digital signal X is a term for the series of standard digital transmission. STM1 is the signal that carries 155 Mbps.

Switch: A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

TDMA: Time division multiple access, a standard of digital cellular technology, which provides more call carrying capacity than analog, but less than CDMA, by interlacing conversations on a single channel through time-sharing methods.

Wi-Fi: Wireless Fidelity is the popular term for a high-frequency wireless local area network
                             (WLAN). The Wi-Fi technology is rapidly gaining acceptance in many companies as an alternative to a wired LAN. It can also be installed for a home network.

         b) EXECUTIVE SUMMARY
            -----------------

         We are a wireless telecommunications services provider in Mexico with nearly 1.9 million mobile wireless customers at December 31, 2005, 68.6% of which are prepaid customers. We hold concessions in the 800 megahertz (MHz) band to provide cellular wireless services in five contiguous geographic regions comprising all of central and southern Mexico, and in the 1900 MHz band, which allows us to provide PCS wireless services at national level.

         We provide digital service using CDMA technology, the highest-capacity commercial digital technology available in the 800 and 1900 MHz frequency bands. In January 2003, we launched the country's first CDMA2000 1XRTT voice and high-speed data network in Mexico City. With this advanced network, we increased voice capacity and are able to offer subscribers new data services, e-mail and Internet access at speeds of up to 144 kilobits per second (kbps). In 2005, we improved our network in certain cities by implementing EVDO 3-G technology, which permits users to benefit from high-speed data transmissions up to 2.4 megabits per second. In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services.

         Our subscriber base as of December 31, 2005 was 1,857,065. Of these subscribers, 583,695 were postpaid customers who purchase mobile telephony services pursuant to fixed-term contracts, and the remaining 1,273,370 were prepaid customers who pay for their mobile telephony services in advance primarily through the purchase of prepaid airtime.

         Since July 29, 2003, Iusacell has been under the management control of Movil Access. The personal and advisors of Movil Access are completely involved in the daily management of the transactions of Iusacell as in the definitions and implementation of long term strategies of Iusacell. Movil Access owns the 74.6% of the capital stock of Iusacell. Before the acquisition of our capital by Movil Access, Iusacell was under the management control of Verizon and Vodafone.

         Currently we are restructuring our debt, and on June 2, 2006, Iusacell filed a request of concurso mercantil proceeding. See Item 3 paragraph c) "Material Credits Report - Debt Restructuring Process".

                                                                             (8)

         c) RISK FACTORS
            ------------

         Risk Factors Regarding the Plan of ReorganizationDebt Restructuring Process

         Because the Mexican Business Reorganization Act (Ley de Concursos Mercantiles) is a relatively new statutory mechanism with a limited number of court cases involving these proceedings in Mexico, you may receive different treatment than we propose under the terms of the Reorganization Plan.

         As part of the Reorganization Plan, on June 2, 2006, Iusacell filed a solicitation for a concurso mercantil in order that once Iusacell is p pronounce in concurso mercantil, the Reorganization Plan has to be presented to the recognized creditors for their approval. Once the Reorganization Plan has been approved, the exchange of the notes may take place and the debt restructuring may be considered completed.

         The company can not assure you which will be the development of the proceeding under the Mexican Business Reorganization Act. The Mexican Business Reorganization Act was recently enacted and very few companies of our size have completed a concurso mercantil proceeding under the new law. Under the Mexican Business Reorganization Act (LCM), concurso mercantil proceedings include a verification phase that typically lasts 30 days and a conciliation phase that may last up to 185 days. The objective of the verification phase is to determine whether the debtor is in fact insolvent under Mexican law. The objective of the conciliation phase is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor. We cannot provide any assurance that an agreement between our creditors and us will in fact occur or that approval of such an agreement will occur within the time frame provided by the law or under the terms specified by the law. If an agreement is not reached during the conciliation phase, we may enter into a bankruptcy phase (quiebra). The bankruptcy phase in which our operations could be affected according with the law. The bankruptcy does not have a specific term within which it must be concluded. Consequently, we cannot accurately predict the duration of any concurso mercantil proceeding related with the concurso mercantil under the LCM.

         Pursuant to the LCM, the Reorganization Plan will require the recommendation of a conciliator (conciliador) appointed by the Mexican Institute (the Instituto Federal de Especialistas de Concursos Mercantiles), and the approval of a Mexican judge. As part of the Concurso Mercantil proceeding, the conciliator is required to be available to creditors, some of whom may object to or seek to modify the terms of the Reorganization Plan. We cannot provide any assurances that the conciliator will recommend the Reorganization Plan supported by such parties, or any other plan, that the conciliator will act expeditiously or that decisions by the conciliator will not receive comments or oppositions.

         In case that Iusacell is declared in Concurso Mercantil, this procedure will have different effects depending on the relation of the third party with us, even as creditor or shareholder, so in order to know more about the effects or to make a decision, we recommend you to consult a specialist and not to base exclusively in the content of this Annual Report.

         Although Mexican law has created a statutory timetable for handling reorganization, the approval process depends on a number of factors beyond our control, including, but not limited to, the scope of the review of and revisions to the Reorganization Plan by the Mexican Court, the number and scope of objections to the Reorganization Plan that are filed with the Mexican Court, the complexity of any evidence submitted to the court and how long it takes the court to handle such objections or comments.

RISK FACTORS REGARDING OUR LIQUIDITY

         There is substantial doubt as to our ability to continue as a going concern due to our high level of leverage and recurring losses.

         In its Report of Independent Registered Public Accounting Firm dated March 31, 2006, Freyssinier Morin, S.C., our independent accountants, stated that we are highly leveraged and have suffered recurring losses from operations that raise substantial doubt as to our ability to continue as a going concern. As of December 31, 2005, our total consolidated indebtedness, including other financing, was Ps.8,534.4 million, or approximately 130.7% of our total capitalization. For the years ended December 31, 2003, 2004 and 2005, our earnings were insufficient to cover our fixed charges by Ps.5,510.9 million, Ps.1,845.9 million and Ps.600.3 million, respectively. We are also currently in default under substantially all of our indebtedness for, among other things, failure to make principal and/or interest payments.

         We believe that if our financial situation does not improve we will be unable to recommence the servicing of our debt and operate as a viable company. We may be forced to file for bankruptcy, liquidate or reorganize, which would materially adversely affect the value and market price of our equity and debt securities and the claims of our equity or debt holders, who could lose some or all of their investment. See Item 3, paragraph c) "Material Credits Report - Debt Restructuring Process".

                                                                             (9)

         Iusacell is a holding company and can pay our liabilities only through the cash flow from our subsidiaries or out of the proceeds of our financing. Our obligations, including under our U.S.$350.0 million 14 1/4 % senior notes due 2006, are structurally subordinated to those of our subsidiaries

         Iusacell is a holding company with no significant assets other than the stock of its subsidiaries. In order to pay our obligations, we must rely on income from dividends, loans and other cash flow from our subsidiaries or debt or equity financings. Because we are a holding company, the claims of our creditors are structurally subordinated to the claims of our subsidiaries creditors with respect to the assets of such subsidiaries. At March 31, 2006, our consolidated subsidiaries total indebtedness, including trade notes payable, was Ps.4,867.9 million (U.S.$446.6 million) all under default. For a description of some of our obligations and liabilities, see Item 3, paragraph c) "Material Credits Report".

         Our current debt agreements prevent our subsidiaries from paying distributions or dividends or making cash available to us, except for those payments of dividends or loans or advances at such times and in such amounts as are necessary to permit us to make interest and principal payments as and when due in respect of our U.S.$350.0 million 14 1/4 senior notes due 2006, which we refer to as the Iusacell Senior Notes, so long as certain events of default have not occurred under our subsidiaries debt agreements. Our principal operating subsidiary, Iusacell Celular, is in default under its U.S.$265.6 million senior refinancing secured loan as well as in its U.S.$150.0 million 10% senior notes due 2004 for, among other things, failure to make principal and/or interest payments. As a result, dividends and cash flow from Iusacell Celular are therefore unavailable to us pursuant to the terms of its outstanding debt and the restrictive covenants that govern such debt.

         Furthermore, the ability of our subsidiaries to pay dividends or distributions is subject to Mexican legal requirements, which in general terms provide that a Mexican corporation may declare and pay dividends or distributions only out of the profits reflected in its year-end financial statements, if such payment is approved by its stockholders and after the creation of required legal reserves and the absorption or satisfaction of losses suffered in previous fiscal years.

         We are in default on our obligations under the Iusacell senior notes, and our repayment obligations have been accelerated

         We did not receive sufficient income from dividends or were able to obtain alternative sources of funds to make the interest payments due on each of June 1, 2003, December 1, 2003, June 1, 2004 and December 1, 2004 of U.S.$24.9
million each one, on the Iusacell senior notes and, as a result, we did not make those payments. In response to these nonpayment, on April 29, 2005, we received a notice from The Bank of New York, acting as trustee under the indenture governing the Iusacell senior notes, informing us that and unidentified percentage of holders of the Iusacell senior notes had elected to accelerate the principal payment of the notes.

         Neither we nor our subsidiaries have the cash resources to repay such amounts. Due to the depressed state of the value of telecommunication assets and the structural subordination of the claims of the holders of the Iusacell senior notes to those of our subsidiaries' creditors, it is doubtful that the value of the assets held by our subsidiaries will be sufficient to satisfy the claims of their creditors and our creditors, including the holders of the Iusacell senior notes. In addition, our principal shareholder is under no obligation to provide financial resources to us, and has not indicated that it is prepared to do so. Therefore, unless we can successfully restructure our consolidated debt, we believe that we will be unable to satisfy our obligations. As a result of our failure to pay all amounts due under the Iusacell senior notes, we may be forced to file for bankruptcy, liquidate or reorganize, which could materially adversely affect the value and market price of our equity and debt securities and the claims of our equity or debt holders, who could lose some or all of their investment. See Item 3, paragraph c) "Material Credits Report - Debt Restructuring Process".

         Iusacell Celular is in default of its obligations under its senior notes and its senior refinancing secured loan and its repayment obligations have been accelerated

         Iusacell Celular, our principal cellular telephony operating subsidiary, did not make the July 15, 2003 U.S.$7.5 million interest payment due on its U.S.$150.0 million 10% senior notes due 2004. In response to this nonpayment, on September 11, 2003, holders representing 51.3% of the senior notes notified Iusacell Celular that they had elected to accelerate the principal payment of the notes. In addition, Iusacell Celular failed to make the U.S.$265.6 million principal payment on its senior refinancing secured loan which was due on March 31, 2004 because of the automatic acceleration of the maturity date of the loan as a result of our failure to refinance the Iusacell Celular senior notes by such date.

                                                                            (10)

         Iusacell Celular reach an preliminary agreement with the majority, in general terms, of its creditors that represents the 58% in order to reorganize its debt of: Senior Refinancing Secured Loan and with U.S.$150.0 million 10% senior notes due 2004 (See Item 3, paragraph c) "Material Credits Report - Debt Reorganization Process"). The Reorganization Plan stablished the possibility of make the reorganization of Iusacell Celular with its creditors, could be judicially through a concurso mercantil proceeding according LCM or out of court, in the knowledge that Iusacell Celular could chose the way for that. The Reorganization Plan of Iusacell Celular will be formalized in its case, according with the established in the LCM.

         We may be unable to fund our capital expenditure programs which are critical for us to compete, or pursue business opportunities

         In order to implement our operating strategy and be able to compete in the Mexican market, we will have to incur significant capital expenditures. We currently estimate our aggregate capital expenditures requirements for 2005, 2006 and 2007, not including capitalized interest, to total approximately U.S.$305.0 million. We anticipate that approximately U.S.$70 million of such capital expenditures will need to be invested during 2006 in order to acquire, build and operate our PCS network in Mexico, as well as to make additional investments in the central regions and expand the advance data network capabilities into other key cities. As we make additional investments in our mobile telephony network and pursue long distance and data transmission opportunities, we will also be likely to need additional external funding in 2008 and beyond. Furthermore, the investments required to keep pace with technological change, such as extended coverage on third-generation wireless telecommunication equipment, will require additional capital resources.

         Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. In the past, we have relied on the capital markets for new equity and debt financing, on vendor financing, and on borrowings and equity contributions from our shareholders to meet such funding needs. Given our current critical financial condition, it is highly unlikely that we will be able to obtain funding for these planned capital expenditures without first completing a successful restructuring of our existing indebtedness.

         The failure to obtain funding for capital expenditures will materially adversely affect our ability to compete effectively against better capitalized competitors and to withstand downturns in our business or in the Mexican economy generally. Furthermore, this would limit our ability to pursue business opportunities that may be in our interest.

RISKS RELATING TO OUR BUSINESS

         We face increasing competition which may reduce our operating margins.

         Competition in the Mexican wireless industry is substantial. We face significant competition, mainly from Radio Movil Dipsa, S.A. de C.V. (Telcel), in our core mobile telephony services business. As a subsidiary of America Movil, S.A. de C.V., a company spun off from Telefonos de Mexico, S.A. de C.V. (known as Telmex), Telcel has significantly greater internal financial and operational resources than those available to us, has nationwide cellular and PCS concessions, a nationwide cellular network and has the ability to use Telmex's installed telecommunications systems. We also face competition from Telefonica Moviles S.A. de C.V., which we refer to as Telefonica, and Operadora Unefon, S.A. de C.V. (Unefon), which we refer to as Unefon, one of our affiliates. Both these service providers own concessions in all nine wireless service regions in Mexico and provide service in Mexico's principal cities. We also face increasing competition in certain cities from Nextel de Mexico, S.A. de C.V. (Nextel), a provider of specialized mobile radio services. In long distance, we face increasing competition from nine other concession holders.

         The Mexican government may also grant additional concessions to other companies to provide services similar to or the same as those that we provide. In addition, the Mexican government is in the process of developing new regulations that will authorize the operation of telecommunication services resellers.

         Competition may lead to increases in advertising and promotional spending, along with higher subsidies, increased demands on access to distribution channels and reduced prices per minute. These factors may lead to smaller operating margins, greater choices for customers and increasing movement of customers between competitors, which may make it difficult for us to retain customers or add new customers.

                                                                            (11)

Because of their resources and, in some cases, ownership by larger companies, some of our competitors are financially stronger than we are, which may enable them to offer services to customers that we cannot offer due to our financial constraints, or at prices that are below the prices at which we can offer comparable services. If we cannot compete effectively based on the availability or price of service offerings, our revenues and growth may be adversely affected. In the past, competitive pressures have not always allowed us to implement price increases to keep pace with inflation and have occasionally caused us to implement price rollbacks and reductions.

         Mexican authorities may enact new laws and regulations, or may adopt new interpretations to existing laws and regulations that could negatively affect our operations and profitability.

         Mexican authorities may enact new laws and regulations, or may adopt new interpretations to existing laws and regulations that could negatively affect our operations and profitability. In particular, in the past the Mexican government has sought to impose a 10% tax on mobile telephony services. Although this tax has been derogated, we cannot assure you that the Mexican government will not seek to enact new taxes. If such taxes are imposed, or any new laws are enacted or new interpretations to existing laws are adopted that result in increased costs, we may be unable to pass on such costs to our customers, or demand may decrease if we do pass on such costs.

         We are particularly exposed to this regulatory risk given that we operate in the telecommunications industry, which is highly regulated. For example, in December 2004, the Mexican Federal Telecommunications Commission (Comision Federal de Telecomunicaciones or COFETEL) ruled that, beginning January 2005, Telmex and its affiliate, Telefonos del Noroeste, S.A. de C.V., must apply a rate of Ps.2.25 per minute for "Calling Party Pays" calls originating on fixed telephones and terminating on mobile phones. This rate will decrease further to Ps.2.03 in 2006 and Ps.1.82 in 2007. This ruling has forced us to reduce our "Calling Party Pays" and interconnection rates, resulting in a decrease in revenues and gross margin.

         In addition, in early 2005 other local fixed telephony concessionaries have recently requested that COFETEL approve the reduction of "Calling Party Pays" interconnection rates for calls originating from their networks. If COFETEL approves such a reduction, we may be forced to further reduce our rates.

         New Securities Market Law

         On September 30, 2005, the Mexican Congress published the new Securities Market Law, which is in force starting on June 28, 2006. The new Securities Market Law includes dispositions that pretend to improve the information disclosure, minoritary shareholders rights and corporate governance. Also, the new Securities Market Law imposes more obligations and liabilities to the Board of Directors members and to significant officers (as the duty of dispatch and duty of loyalty). Otherwise, according with the new Securities Market Law we will be forced to adopt certain modifications to our by-laws within 180 days after the date to take effect the new law. Currently, we are in the process of evaluating the specific modifications that apply to our by-laws.

         The technology we use may be made obsolete by advancements in technology.

         All companies in the global telecommunications industry must adapt to rapid and significant changes in technology. The technology that we have selected in our wireless business may rapidly become obsolete by market demand for new or improved digital technologies supporting wireless service or other services in the near future.

         Some of the most significant changes which the wireless communications industry is experiencing include:

         o    evolving industry standards;

         o ongoing improvements in the capacity and quality of digital technology;

         o shorter development cycles for new products, enhancements and changes in end-user needs and preferences;

         o    development of data and high bandwidth network capabilities;

                                                                            (12)

         o    migration to next-generation services; and

         o expanded availability and functionality of Wi-Fi and EVDO services and other new wireless technologies.

         Alternative technologies may develop that may provide wireless communications service or alternative service superior to that available from us, or that enable voice communication over unregulated frequencies.

         Technological changes may require substantial new capital expenditures and/or require write-downs of obsolete technology. They may also materially adversely affect our operations and our competitive position to the extent we are not able to react quickly to these changes. See "--Risks Relating to Our Financial Condition--We may be unable to fund our capital expenditure programs which are critical for us to compete, or pursue business opportunities."

         If our wireless service offerings do not meet customer expectations, we could be limited in our ability to attract and retain customers.

         Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance, quality, reliability and coverage of our wireless networks. We may have difficulty attracting and retaining customers if we are unable to meet customer expectations for, or are otherwise unable to resolve quality issues relating to, our wireless networks, billing systems, or customer care or if those issues limit our ability to expand our network capacity or subscriber base, or otherwise place us at a competitive disadvantage to other wireless service providers in our markets.

         We rely on roaming arrangements with other carriers, which we may be unable to obtain or maintain in the future on terms that are acceptable to us.

         Our customers automatically can access another provider's analog cellular or digital system only if the other provider allows our customers to roam on its network. We rely on agreements to provide roaming capability to our customers in many areas outside our service area, within and outside Mexico, and to improve coverage within our network footprint.

         Some competitors may be able to obtain lower roaming rates than we do because they have larger call volumes or because of their affiliations with, or ownership of, wireless providers, or may be able to reduce roaming charges by providing service principally over their own network. In addition, the quality of service that a wireless provider delivers during a roaming call may be inferior to the quality of service we or our affiliates provide, and our customers may not be able to use some of the advanced features, such as high speed, short-messaging or voicemail notification, that the customers enjoy when making calls within our network. In particular, the biggest mobile telephony companies in Mexico, Telcel and Telefonica, are able to offer a worldwide full voice and data roaming service, which is a competitive disadvantage for us with corporate and other high-usage customers.

         Our roaming partners may also migrate their current technology to a technology that is incompatible with ours. In such case, we would no longer be able to offer roaming services to our customers through such carriers.

         Equipment failure, power outages, natural disasters, terrorist acts, or other breaches of network or information technology security may adversely affect our business.

         A major equipment failure, power outage, natural disaster, terrorist act, or other breach of network or information technology security that affects our mobile telephony switching offices, information systems, microwave links, third-party owned local and long distance networks on which we rely, our cell sites or other equipment or the networks of other providers on which our subscribers roam could have a material adverse effect on our operations. While we have insurance coverage for some of these events, our inability to operate our wireless system or access our information systems even for a limited time period, or the loss of subscriber data, may result in a loss of subscribers or impair our ability to serve our subscribers or attract new subscribers, which would have a material adverse effect on our business, results of operations and financial condition.

                                                                            (13)

         A significant portion of our activations is represented by a small number of distributors.

         Our three largest distributors accounted for 54% and 45% of our total activations in 2005 and 2004, respectively. We have established certain measures to reduce the risk associated with this concentration, such as certain guarantees and liens. Our results of operations could be materially adversely affected, at least in the short-term, if any payment defaults occur with respect to these distributors or if any of these distributors were to enter into bankruptcy or other reorganization proceedings or terminate their relationship with us.

         Our controlling stockholder is able to influence our business and affairs.

         As of December 31, 2004, MovilAccess beneficially owned about 74.6% of our outstanding common stock and is our largest stockholder. MuvilAccess is controlled directly or indirectly by Ricardo B. Salinas Pliego, our Chairman of the Board of Directors and Executive Director, who also holds directly 7.4% of our outstanding common stock. As a result, Mr. Salinas Pliego controls our business, policies and affairs, including the election of at least the majority of Iusacell's directors and all major corporate transactions and could cause or prevent a change of control. Mr. Salinas Pliego's interests may not be fully aligned, and could conflict, with the interest of the other equity holders and of debt holders.

         We have significant transactions with affiliates that create potential conflicts of interest.

         We regularly engage in transactions with entities owned or controlled by the controlling shareholder of Iusacell, our parent company. These transactions include telemarketing and advertising campaigns, paging operations, sale and distribution of our products, operation of our customer sales and service centers, collections from customers and banking services. In particular, we have entered into a capacity exchange and roaming agreement with Unefon, a mobile telephony competitor. In addition, some of the members of our Board of Directors, as well as some of our executives, serve on the Boards of Directors of TV Azteca, Unefon, GMA, our paging competitor, and/or Elektra, a distributor of our products. In addition, some of our executives also hold offices in other companies controlled by Mr. Salinas Pliego. See Item 4 "Management - d) Related Party Transactions and Conflict of Interests" and c) "Management and Shareholders."

         Transactions with affiliates may create the potential for conflicts of interest. To guard against these potential conflicts of interest, Iusacell has established a Related Party Transactions Committee of its Board of Directors made up of independent Directors to provide an independent review of Iusacell's and its subsidiaries' (including us) transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable in a similar transaction entered into on an arm's-length basis with an unrelated third party. Nevertheless, conflicts of interest may arise and could have a negative effect on our results of operations and financial condition.

         The SEC is seeking court-orders barring our Chairman and Vice-Chairman of the Board, who are also key executive officers, from serving as officers or directors of any publicly-held company with securities trading in the United States, such as Iusacell.

         On January 4, 2005, the SEC filed civil fraud charges against, among others, Mr. Ricardo Salinas Pliego, our Chairman of the Board and Executive Director, Mr. Pedro Padilla Longoria, our Vice Chairman of the Board and Executive Director, and Mr. Luis Jorge Echarte Fernandez, one of our Directors. The charges are unrelated to us. However, the SEC is seeking, among other things, court-orders barring Mr. Salinas Pliego and Mr. Padilla Longoria from serving as officers or directors of any publicly-held company with securities trading in the United States.

         If the SEC is able to obtain such court-orders, Mr. Salinas Pliego and Mr. Padilla Longoria will not be able to serve as our officers or directors for so long as we remain subject to the reporting requirements of the SEC. Our success depends in part on Mr. Salinas Pliego's and Mr. Padilla Longoria's participation as key members of our Board of Directors and management. Their resignation could have a material adverse effect on our financial condition and results of operations.

         On May 29, 2006 TV Azteca, S.A. de C.V. announced through a press release that "...as result of conversations between the company and the Securities and Exchange Commission (SEC), previously announced, a potential agreement was structured. The proposal of agreement will be revised by the SEC, which expects to reach a conclusion regarding the procedure in 90 days. The proposal of solution, in the event it is accepted by the SEC, will not represent economic consequences for TV Azteca. Ricardo B. Salinas and Pedro Padilla will assume the monetary cost derivate of such proposal..."

                                                                            (14)

         We have experienced significant turnover in our top management and our Board of Directors.

         In recent years we have experienced significant turnover in our top management ranks. Frequent changes in our top management and Board of Directors negatively affect our ability to develop and implement successful business philosophies, strategies and policies. Most recently in July 2003, as a result of the acquisition of Iusacell by MuvilAccess, our top management and Board of Directors were replaced wholesale, with the majority of new executives and directors coming from companies controlled or significantly influenced by Mr. Salinas Pliego. This wholesale and immediate change has resulted in the substantial loss of the institutional memory that companies typically draw from in evaluating projects and opportunities and in developing business strategies and policies.

         Our new management has implemented substantial changes to our business operations and strategies. For example, we have changed our sales, marketing and distribution approach, including the format of our customer sales and service centers, in an effort to maximize synergies with other companies controlled or significantly influenced by Mr. Salinas Pliego and control costs. See "Business--Sales, Marketing and Distribution." We have also revised our deactivation policy for prepaid customers, which resulted in the turnover of approximately 572,000 customers in the second half of 2003. See "Business--Churn and Turnover--Prepaid Turnover." Furthermore, we have reevaluated the feasibility of certain projects based on our current financial condition and have made corresponding accounting adjustments that could have a negative effect on our results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Changes in Our Accounting Policies." We cannot assure you that these changes will be successful.

         We may be unable to hire or retain key personnel.

         Our success depends in part upon our ability to hire and retain highly-skilled and qualified key personnel. The competition for highly-qualified management personnel in the telecommunications industry is intense. In addition, our critical financial condition makes it more difficult for us to attract such personnel. Accordingly, we cannot assure you that we will be able to hire and retain the key personnel necessary for our success.

         We are subject to various litigations.

         We are a defendant in certain litigations and legal proceedings involving claims for substantial amounts of money. We have made provisions for some of these contingencies. The ultimate resolutions of these actions could have a material adverse effect on our operations and financial condition. See
Item 2, The Company paragraph b) "Description of the Business, xi) Legal, Administrative or Arbitration Proceedings."

         Our auditors are new to our company.

         In the last quarter of 2004, we appointed Freyssinier Morin, S.C., a member of Moores Rowland International, an international association of independent accounting firms, as our new auditors. Given that Freyssinier Morin has been our auditor for less than two years is probable that they may not be able to identify issues and suggest corrective actions on internal controls and procedures.

                                                                            (15)

RISKS RELATING TO DOING BUSINESS IN MEXICO

         The Mexican government may impose additional conditions on our concessions or may take them away.

         We provide our services pursuant to concessions granted by the Mexican government. Our commercial activities are subject to several regulations and the government supervision. Sometimes, the concessionaires are subject to additional conditions or inclusive do not renew its concessions when this expire, even the conditions of renewal do not be well define. The conditions or renewal could be adverse and/or costly and could have a negative effect in our operation results and financial condition. Concretely, our cellular concessionaries that cover regions 5, 6, 7, 8 and 9 have request to the authorities the renewal of their concessions according with their titles of concession. We can not anticipate the terms and conditions in which the concessions will be renew or, if, in its case, be renew. The renewals of the concessions are subject to criteria that are not always predictable. In addition, at the moment of grant the renewal, our concessions will be subject automatically to the payment of the rights under article 244B of the Federal Law of Rights (Ley Federal de Derechos) that nowadays we are not subject. The abovementioned, will considerable increase the payments for the exploitation, which could have a negative effect in our operation results and financial condition.

         Our concessions may be revoked prior to the end of their respective terms if we fail to comply with specified obligations and conditions. The Mexican government also reserves the right to temporarily seize or expropriate concessions or assets related to a concession for reasons, among others, of public interest, such as war, national disaster or significant public disturbances. Also, our concessions may be subject to additional conditions for renewal or may not be renewed when they expire. The conditions for renewal, however, are not fully defined. Any of these developments or other government action could reduce the value of our concessions and adversely affect our financial condition and results of operations.

         The general political and economic conditions in Mexico may adversely affect our business, financial condition and results of operations.

         We are a Mexican company, and most of our operations are in Mexico. As a result, our business, financial condition and results of operations may be significantly affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, or by political or economic developments in Mexico. The Mexican economy grew at an annual rate of only 1.4% in 2003, 4.2% in 2004 and 3.0% in 2005.

         The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities, including our securities.

         In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment. These economic conditions substantially reduced the purchasing power of the Mexican population and, as a result, the demand for mobile telephony services.

         Crises such as these could adversely affect our financial condition and results of operations and the market value of our securities.

         The Presidential and Federal Congressional elections in Mexico will be held in July 2006. The electoral process, including municipal and local elections, could lead to further friction among political parties and the executive branch, which could cause political and economic instability. In addition, national politicians are currently focused on the 2006 elections and crucial reforms regarding fiscal and labor policies, gas, electricity, social security and oil have not been and may not be approved. The effects of the electoral process on the social and political situation could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition and results of operations. Additionally, once the President and federal representatives are elected, there could be significant changes in the laws, public policies and government programs, which could have an adverse affect on our business, financial condition and results of operations.

                                                                            (16)

         If the Mexican government imposes exchange controls, we may not be able to purchase imported goods or make dividend, principal and interest payments in U.S. dollars.

         In the past, the Mexican economy has experienced balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars or other foreign currencies to purchase imported goods and to meet our U.S. dollar obligations, such as the payment of dividends or principal and interest under our debt securities.

         Payment of judgments entered against us in Mexico will be in pesos, which may expose you to exchange rate risks.

         In the event that proceedings are brought against us in Mexico, either to enforce a judgment rendered outside Mexico or as a result of an original action bought in Mexico, we would not be required to discharge these obligations in a currency other than pesos. Under the Mexican Monetary Law (Ley Monetaria de los Estados Unidos Mexicanos), an obligation, whether resulting from a judgment or by contractual agreement, denominated in any currency other than pesos, which is payable in Mexico, may be satisfied in pesos at the rate of exchange in effect on the date on which any such payment is made.

         If we were to enter into any concurso mercantil proceedings, our obligations regarding any security debt:

         o foreign currency-denominated claims of unsecured creditors will be mandatorily converted into unidades de inversion or UDIs, which will be converted to pesos and adjusted periodically to inflation published by Bank of Mexico. Indexed unit established by Mexican law. The payment will occur at the moment that the claims of the recognized creditors be satisfied, subject to the order stablished by law, and

         o would not be adjusted to take into account depreciation of the peso against the U.S. dollar occurring after such court declaration.

         High inflation rates in Mexico may result in a decrease in demand for our services and may negatively affect our profit margin.

         In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by the Mexican National Consumer Price Index, was 4.0%, 5.2% and 3.3% in 2003, 2004 and 2005, respectively. High inflation rates may adversely affect demand for mobile telephony services. In addition, the overall state of the Mexican economy and competitive pressures may not allow us to increase our prices in line with the inflation rate, thus negatively affecting our profit margin.

         Depreciation or devaluation of the peso relative to the U.S. dollar may adversely affect our financial condition and results of operations.

         While our sales are almost entirely denominated in pesos, the vast majority of our obligations are denominated in U.S. dollars. As a result, we are exposed to the risk of devaluation of the peso relative to the U.S. dollar. Although the peso remained relatively stable as compared to the U.S. dollar in 2004 and appreciated by 4.8% in 2005, the peso depreciated by 13.9% and 7.6% relative to the U.S. dollar during 2002 and 2003, respectively. In the past, the peso has depreciated substantially against the U.S. dollar and may depreciate significantly in the future.

         Declines in the value of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations and our ability to meet U.S. dollar-denominated obligations. In particular, a devaluation could affect our capacity for future investments because the prices for equipment are set in U.S. dollars. In addition, any devaluation of the peso may negatively affect the value of the securities of a Mexican company with sales in pesos and debt denominated in U.S. dollars, such as our company.

                                                                            (17)

         d) OTHER SECURITIES
            ----------------

         Iusacells shares have been listed on the Mexican Stock Exchange since August 4, 1999, trading under the symbol CEL. ADRs representing ten Iusacell series V shares were listed on the New York Stock Exchange from August 4, 1999 until May 12, 2003, when we implemented a change in the ADR ratio. From that date and until December 19, 2003, one ADR represented 100 Iusacell series V shares and traded under the symbol CEL.

         On December 19, 2003, Iusacell concluded an exchange of its series V and series A shares for new common shares with no par value, not representing any series and which have the same rights and obligations. The reorganization of the capital structure included a change in the ADR ratio. From that date and upto September 20, 2005, one ADR represented 5 Iusacell shares and were traded under the ticker CEL. The ADRs are evidenced by American Depositary Receipts issued under a deposit agreement with The Bank of New York, as depositary.

         On June 1, 2005, an extraordinary shareholders' meeting approved the termination of Iusacell's ADR program and the subsequent delisting of its ADRs from The New York Stock Exchange. On September 19, 2005, and as per our instruction, The Bank of New York terminated our ADR program. As a result, on September 20, 2005, the trading of our ADRs on The New York Stock Exchange was suspended.

         We file annual reports and financial information before the Comision Nacional Bancaria y de Valores (National Banking and Securities Commission) and the Bolsa Mexicana de Valores (Mexican Stock Exchange). Also, we file relevant information to the markets in Mexico and the United States according with the securities legislation.

         e)SIGNIFICANT CHANGES REGARDING THE RIGHTS OF THE SECURITIES REGISTERED
           ---------------------------------------------------------------------

         On June 1, 2005, an extraordinary shareholders' meeting approved the termination of Iusacell's ADR program and the subsequent delisting of its ADRs from The New York Stock Exchange. On September 19, 2005, and as per our instruction, The Bank of New York terminated our ADR program. As a result, on September 20, 2005, the trading of our ADRs on The New York Stock Exchange was suspended.

         f) DESTINY OF FUNDS
            ----------------

         Not aplicable

         g) PUBLIC DOCUMENTS
            ----------------

         Without charge, we could give to any person, copy of this Annual Report, previously oral or written solicitation. The written solicitudes of copies should be address to Grupo Iusacell, S.A. de C.V., Montes Urales 460, Colonia Lomas de Chapultepec, 11000, Mexico, D.F., and Attention: Jose Luis Riera Kinkel, Chief Financial Officer. Solicitudes by e-mail should be address to investor.relations@iusacell.com.mx. Telephone solicitudes could be at phone number 555-109-5927.

                                                                            (18)

2) THE COMPANY
--------------

         a) HISTORY AND DEVELOPMENT OF THE ISSUER
            -------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

         Grupo Iusacell, S.A. de C.V., which was known as Nuevo Grupo Iusacell, S.A. de C.V. until February 29, 2000, is a holding company that is a sociedad anonima de capital variable with indefinite life organized under the laws of Mexico on August 6, 1998. Grupo Iusacell Celular, S.A. de C.V., the principal operating subsidiary of Iusacell, which was kown as Grupo Iusacell, S.A. de C.V. until February 29, 2000, is a sociedad anonima de capital variable with indefinite life organized under the laws of Mexico on October 6, 1992.

         Iusacell's commercial name is "Grupo Iusacell", but our operating subsidiaries commercialize their products under the brand name Iusacell(C). We currently operate primarily in Mexico under Mexican legislation, including, among others, the 1995 Telecommunications Law (Ley Federal de Telecomunicaciones) and the Mexican Companies Law (Ley General de Sociedades Mercantiles).

         Iusacell Celular through its subsidiaries is primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in five contiguous market regions in central and southern Mexico, and to provide long distance service nationwide. We also recently obtained authorization from the SCT for Iusatel, S.A. de C.V. to provide fixed local wireline telephony nationwide.

         Iusacell PCS, S.A. de C.V., which we refer to as Iusacell PCS and Iusacell PCS de Mexico, S.A. de C.V. (Iusacell PCS de Mexico), now hold concessions to provide fixed and mobile wireless telephony services using PC S technology on a nationwide basis in Mexico as a result of the award by the SCT in April 2005of seven concessions for its remaining regions.

         On July 29, 2003, MovilAccess, a Mexican telecommunications service provider controlled by Mr. Salinas Pliego and a subsidiary of GMA, completed a public tender offer in Mexico and the United States, pursuant to which it acquired 74.6% of all outstanding capital stock of Iusacell. Verizon and Vodafone, the then principal shareholders of Iusacell, tendered all their shares. At December 2003, we completed at reverse stock split whereby shareholders received one new share of common stock in exchange for twenty series "A" and series "V" shares.

         In 2005, excluding the effects of inflation accounting, capitalized interest and certain non-cash trade-in credits, we invested U.S.$64.0 million in capital expenditures, primarily to increase the coverage, improve the quality and enhance the features of our cellular and long distance networks in the central regions, and expand our advanced data network capabilities in certain key cities. See Item 3, paragraph d) "Management's Discussion and Analysis of Financial Condition and Results of Operations, ii) Liquidity and Capital Resources."

         In 2006, we plan to invest a total of approximately U.S.$70.0 million in capital expenditures, not including capitalized interest, to acquire, build and operate our nationwide PCS network, to increase the coverage and improve the quality of our cellular and long distance networks in the central regions, enhance our information technology systems, increase capacity in certain cities and expand our advanced data network capabilities in certain key cities. Our ability to carry out these capital expenditures depends on obtaining sufficient funds. It is unclear whether we will be able to obtain the required funds from operations and vendor and other financing. In particular, we cannot assure you that we will be able to complete a successful restructuring of our indebtedness.

         On June 1, 2005, an extraordinary shareholders' meeting approved the termination of Iusacell's ADR program and the subsequent delisting of its ADRs from The New York Stock Exchange. On September 19, 2005, and as per our instruction, The Bank of New York terminated our ADR program. As a result, on September 20, 2005, the trading of our ADRs on The New York Stock Exchange was suspended.

         Our principal executive offices are located at Montes Urales 460, Colonia Lomas de Chapultepec, Delegacion Miguel Hidalgo, 11000, Mexico, D.F., Mexico, which is also where we are domiciled. Our telephone number is (5255) 5109-4400. Our Internet address is www.iusacell.com.mx. The information of our Internet page should not consider as part of this Annual Report.

                                                                            (19)

         b) BUSINESS DESCRIPTION
            --------------------

         We are a wireless telecommunications services provider in Mexico with nearly 1.9 million mobile wireless customers at December 31, 2005, 68.6% of which are prepaid customers. We hold and operate concessions in the 800 megahertz (MHz) band which allow us to provide cellular wireless services in five contiguous geographic regions comprising all of central and southern Mexico, and in the 1900 MHz band, they allow us to provide nationwide PCS wireless services.

         We provide digital service using CDMA technology, the highest-capacity commercial digital technology available in the 800 and 1900 MHz frequency bands. In January 2003, we launched the country's first CDMA2000 1XRTT voice and high-speed data network in Mexico City. With this advanced network, we increased voice capacity and are able to offer subscribers new data services, e-mail and Internet access at speeds of up to 144 kilobits per second (kbps). In 2005, we improved our network in certain cities by implementing EVDO 3-G technology, which permits users to benefit from high-speed data transmissions up to 2.4 megabits per second. In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services.

         Our subscriber base as of December 31, 2005 was 1,857,065. Of these subscribers, 583,695 were postpaid customers who purchase mobile telephony services pursuant to fixed-term contracts, and the remaining 1,273,370 were prepaid customers who pay for their mobile telephony services in advance primarily through the purchase of airtime.

         Since July 29, 2003, Iusacell has been under the management control of Movil Access. The personal and advisors of Movil Access are completely involved in the daily management of the transactions of Iusacell as in the definitions and implementation of long term strategies of Iusacell. Movil Access owns the 74.6% of the capital stock of Iusacell. See Item 4 "Management, paragraph c) Management and Shareholders". Before the acquisition of our capital by Movil Access, Iusacell was under the management control of Verizon and Vodafone.

THE TELECOMMUNICATIONS INDUSTRY IN MEXICO

MOBILE TELEPHONY SERVICES

         The Mexican government initiated its efforts to liberalize the telecommunications industry in 1989, dividing Mexico into nine geographic regions for the provision of cellular service. In order to provide an alternative for cellular customers, two concessions were granted in each region, one to Telcel, the cellular subsidiary of Telmex, and the other to an independent operator. In addition, Telmex was required to interconnect all cellular operators to its network in an effort to facilitate competition.

                                                                            (20)

         The nine cellular geographic regions are described in the table below.

REGION
NUMBER   GEOGRAPHICAL COVERAGE                                        MAJOR CITIES IN THE REGION
------   ---------------------------------------------------------    -------------------------------------
1        The states of Baja  California  and Baja  California  Sur    Tijuana,  Mexicali,  Ensenada, Tecate
         and  the   municipality  of  San  Luis  Rio  Colorado  in    and La Paz.
         northwestern Sonora state.

2        The  states  of  Sonora  and  Sinaloa   (except  for  the    Hermosillo,  Ciudad Obregon, Culiacan
         municipality  of San Luis Rio  Colorado  in  northwestern    and Mazatlan.
         Sonora).

3        The   states   of   Chihuahua   and   Durango   and   the    Ciudad  Juarez,  Chihuahua,  Durango,
         municipalities   of   Torreon,   Francisco   I.   Madero,    Gomez Palacio and Torreon.
         Matamoros, San Pedro and Viesca in the state of Coahuila.

4        The  states  of  Tamaulipas,   Nuevo  Leon  and  Coahuila    Monterrey,  Saltillo, Tampico, Ciudad
         (except for the  municipalities of Torreon,  Francisco I.    Victoria,  Nuevo Laredo,  Reynosa and
         Madero, Matamoros, San Pedro and Viesca).                    Matamoros.

5        The   states   of   Colima,   Jalisco   (except   for  12    Guadalajara  (Mexico's second largest
         municipalities  in northeastern  Jalisco),  Michoacan and    city),  Morelia,  Tepic,  Colima  and
         Nayarit.                                                     Manzanillo.

6        The states of Aguascalientes,  Guanajuato, Queretaro, San    Aguascalientes,  Leon, Queretaro, San
         Luis  Potosi  and  Zacatecas  and  12  municipalities  in    Luis Potosi and Zacatecas.
         northeastern Jalisco.

7        The states of  Guerrero,  Oaxaca,  Puebla,  Tlaxcala  and    Puebla,   Acapulco,    Veracruz   and
         Veracruz.                                                    Oaxaca.

8        The states of Yucatan,  Quintana Roo,  Campeche,  Chiapas    Merida,     Cancun,     Villahermosa,
         and Tabasco.                                                 Campeche,  Tuxtla  Gutierrez  and San
                                                                      Cristobal de las Casas.

9        The  states  of  Mexico,  Hidalgo  and  Morelos  and  the    Mexico City,  Toluca,  Cuernavaca and
         Federal District.                                            Pachuca.

         The same nine geographic regions apply for the provision of PCS service. However, cellular regions 5, 6, 7 and 8 correspond to PCS regions 6, 7, 8 and 5, respectively.

         In December 1990, the Mexican government initiated the privatization of Telmex, which was then the sole provider of landline local and long distance service and competing in Cellular B-band cellular services, when it sold 20.4% of the equity and 50.1% of the voting power in Telmex to a private consortium for U.S.$1.76 billion. The winning consortium consisted of Grupo Carso, S.A. de C.V., a Mexican conglomerate which owns or otherwise controls a majority of the consortium's voting interest, SBC Communications Inc. and France Telecom S.A. Subsequent to the original privatization, the Mexican government further reduced its holdings in Telmex through additional transactions and completed the sale process in June 1994. In 2001, Telcel and other wireless international subsidiaries of Telmex were spun-off from Telmex to form a new company named America Movil, S.A. de C.V., which is known as America Movil.

         Telcel holds the Cellular B-band and PCS D-band concessions in each of the nine cellular regions and is Mexico's largest mobile wireless operator. Our subsidiaries hold the Cellular A-band concession in cellular regions 5, 6, 7, 8 and 9. Our affiliate Iusacell PCS, S.A. de C.V. holds PCS E-band concessions in regions 1 and 4 and the 1900 MHz band concessions for the remaining PCS regions. Telefonica holds, through subsidiaries, the Cellular A-band concessions for regions 1, 2, 3 and 4 and PCS band concessions nationwide. Unefon, our affiliate, has a nationwide PCS band concession.

UNDERSERVED TELECOMMUNICATIONS MARKET

         Despite the significant increase in wireline and wireless penetration in Mexico in recent years, we believe that there remains a substantial unmet demand for telephone services in Mexico. According to COFETEL, as of December 31, 2005, there were approximately 18.2 wireline telephone lines per 100 inhabitants in Mexico, which is lower than the teledensity of some other Latin American countries and substantially lower than those of developed countries such as the United States. Due to the relatively low wireline penetration in developing countries such as Mexico, increases in the level of wireless penetration in these countries may be partly attributable to users who purchase wireless services as a principal means of telecommunications.

                                                                            (21)

i) PRINCIPAL  ACTIVITY
----------------------

OUR MOBILE TELEPHONY SERVICES

HISTORY AND OVERVIEW

         We became the first Mexican provider of cellular telecommunications services in 1989, when we commenced operations of our Cellular A-band network in region 9. Through a series of transactions from 1990 to 2002, we acquired 100% beneficial ownership interests in the entities which hold the Cellular A-band concessions in regions 5, 6, 7, and 8. In December 2001, we initiated the commercial launch of our PCS services in the cities of Tijuana and Monterrey in regions 1 and 4 in northern Mexico. In April 2005, we obtained the 1900 MHz band concessions for the remaining PCS regions, achieving a national footprint.

         We offer wireless communications services in a variety of plans, which are divided into two basic groups: either "postpaid", where the customer is billed monthly for usage during the previous month based on a fixed-term contract, or "prepaid", where the customer pays in advance for a specified volume of usage over a specified period.

POSTPAID SERVICES

         As of December 31, 2005, postpaid subscribers totaled 583,695, comprising 31.4% of our customer base. Nominal average monthly mobile telephony revenue per subscriber (ARPU) in this segment was Ps.745 for 2005.

         We offer a number of value-added services designed specifically to fulfill the demands of postpaid subscribers, such as voicemail, call forwarding, call waiting, three-way calling and secretarial services. We also provide news, sports and entertainment reporting, emergency road and legal services, and purchasing services for items or products such as concert tickets, bus tickets, pizza and drugstore products. Moreover, CDMA digital postpaid customers have available caller identification, short message service and multimedia services. In July 2004, we launched 3G services based on our third generation network, which offers to subscribers with 3G handset features such as transfer of ring tones, images, games, email, chat, multimedia messaging and push-to-talk over cellular (POC), among other services, in cities with 1XRTT coverage. During 2005, we launched Moviloffice, a mobile office service with email synchronization, and Ubicacel, a location-based (LBS), whereby a subscriber can find directions to places or locate another subscriber's handset. We believe that these value-added services help increase postpaid subscriber usage and also enhance our market image as a full service mobile telephony provider.

         Our EVDO band allows us to offer value-added services such as LBS (Ubicacel), transferring of video streaming (Iusaclips), mobile office services (Moviloffice), access to online cameras (Iusacam), and high-speed internet access with absolute mobility (BAM) (where you can obtain connection speeds of up to 2.4 megabits per second, and. On the second quarter of 2006, we launch the access to television signal services (IusaTV). We planned to launch ring back tones by the end of 2006.

PREPAID SERVICES

         As of December 31, 2005, prepaid customers totaled 1,273,370, comprising 68.6% of our customer base. Prepaid ARPU was Ps.134.0 for 2005.

         In contrast to postpaid subscribers, prepaid customers typically generate lower levels of usage, have access to a limited number of value-added services, or may choose to purchase a handset with preloaded minutes. Prepaid customers often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan mobile telephony services. Customers may purchase airtime credit with cash or credit or debit card. Customers may make their purchases at a distributor's point of sale, at our customer sales and service centers, through automated teller machines, through our website or by phone.

         The prepaid program markets four different prepaid cards, each of which credits a specific peso denomination worth of airtime usage over a specified period of time. For purchases through automated teller machines, we offer six specific peso denominations. We charge for outgoing calls, as well as long distance incoming calls and roaming services.

                                                                            (22)

         A prepaid customer ceases to be considered a customer of Iusacell when a specified period of time has elapsed since the customer purchased and activated, or last added credit to his or her last prepaid card, or last received an incoming call. The customer's telephone number is then deactivated, and the customer is considered to have turned over.

ROAMING

         Through our roaming agreements with other operators, we offer nationwide roaming service to our prepaid and postpaid mobile telephony subscribers, and international service only to our postpaid subscribers. Through these agreements, subscribers can make calls from any location in Mexico served by a Cellular A-band operator, and can receive a call made to the subscriber's number (automatic call delivery) regardless of the region in Mexico in which the subscriber is located. We also provide mobile telephony services to all subscribers of our roaming partners in Mexico while such subscribers are temporarily located in a region served by us.

         An operator (a host operator) providing service to a subscriber of another operator (the home operator) temporarily located in the host operator's service region (an in-roamer) earns usage revenue. We bill the home operator of an in-roamer for the in-roamer's usage in our service region. In the case of roaming by an Iusacell Celular subscriber in the region of a host operator (an out-roamer), Iusacell Celular is billed by the host operator for the subscriber's usage. We remit the billed amount to the host operator and bill our own customer, the out-roamer. As a result, we retain the collection risk for roaming charges incurred by our own subscribers. Conversely, roaming charges billed by Iusacell Celular for in-roaming usage by subscribers of other operators are the responsibility of those operators. Roaming charges between wireless operators are settled monthly.

         Interconnection charges owed to Telmex and long-distance charges owed to long distance carriers as a result of roaming are the responsibility of the host operator. In-roaming fees and usage revenue represented 3.0% of our revenues from services during 2005. Out-roaming charges represented 2.0% of our revenues from services during 2005.

         We have more than 60 agreements with U.S., Canadian, Latin American and other foreign operators to provide our subscribers with international roaming capabilities, including automatic call delivery without the need to dial an access code. These operators include Verizon Wireless, AT&T Wireless, Sprint and Cingular Wireless, among others. Currently, our customers are able to roam in over 2,000 municipalities in the United States and Canada, as well as in more than 180 other countries around the world.

OUR LONG DISTANCE SERVICES

         In August 1996, we became one of Telmex's first competitors in long distance service when we began to provide long distance services to our mobile telephony subscribers in Mexico pursuant to a 30-year concession.

         We currently provide long distance service using our own switches and transmission equipment and a combination of fiber optic lines, microwave links and lines leased from Telmex and other carriers. At December 31, 2005, we provided long distance service in 56 cities to 1,861,519 customers, substantially all of which were existing customers of our mobile telephony services. We obtained an exemption from COFETEL that allows us not to make available to our mobile telephony customers the services of other long distance carriers. We cannot assure you that COFETEL will not rescind this exemption in the future. Revenues related to long distance services represented 6.4% of our revenues from services for 2005.

         We have been able to reduce our capital investment for our long distance business by entering into fiber optic cable swaps with three other long distance companies between 1998 and 2002. We acquired fibers in the long distance fiber optic networks built by Marcatel, S.A de C.V., Bestel, S.A de C.V., and Telereunion S.A de C.V, in central, northern and eastern Mexico, in exchange for fibers in the long distance fiber optic network we completed in central and western Mexico. As a result, we obtained redundancy in central Mexico and access to the United States border and eastern Mexico at minimal cost.

         We also exchange international long distance traffic with AT&T and Teleglobe USA, Inc. These arrangements give us two alternative routes to deliver international long distance traffic. In March 2002, the United States Federal Communications Commission granted to Iusatel USA Inc., our U.S. subsidiary, a
Section 214 authorization that allows us to provide facilities-based and resale telecommunications services within the United States. We have international termination traffic contracts with U.S. carriers.

                                                                            (23)

OUR OTHER SERVICES

SHORT MESSAGE SERVICE (SMS) AND MULTIMEDIA MESSAGE SERVICE (MMS)

         In December 2003, Iusacell entered into an agreement with all other Mexican mobile telephony companies to allow our respective customers to exchange short messages. We also have agreements with almost every carrier in the United States and Canada, which allow our subscribers to send and receive short messages from U.S. and Canadian mobile phone customers. In addition to basic SMS services, we offer SMS premium services with content from television broadcasting companies and radio stations. Through SMS premium, subscribers can receive sports and weather information, news, jokes and can participate in contests, among other things.

         In 2005, SMS represented 3.9% of our revenues from services. We cannot yet estimate whether short messages have had or will have an adverse impact on the volume of voice calls and, consequently, our revenues.

         In the second half of 2004, we launched MMS services. Through MMS, subscribers can send messages that include pictures, video and sound to another MMS handset, email account or Internet portal. We believe that MMS may experience significant growth during 2006.

DATA TRANSMISSION

         We provide mobile and fixed data transmission services. We offer three types of services: (1) private lines such as E-1, E3/DS3 and STM1 directly to carriers and large corporate customers; (2) internet access to carriers and Internet service providers; and (3) convergent IP services integrating data communications and IP telephony for large corporate customers to improve interoffice communications and reduce costs for local and long distance calls to corporate customers.

         In January 2003, we commercially launched Mexico's first CDMA2000 1XRTT voice and high-speed mobile data network in Mexico City. We completed the upgrade of our network to this technology in the second half of 2004. With this advanced network, we have increased our voice capacity and are able to offer subscribers new data services such as high-speed access for internet, intranet, e-mail, instant messaging, and multiple download for multimedia applications and solutions at speeds of up to 144 kilobits per second (kbps).

         During the latter part of 2003 and early 2004, we completed the technical testing stage of different platforms to offer voice over IP services in the modality of groups, commercially known as "push to talk" features. We are currently awaiting authorization from COFETEL to introduce these features and we cannot anticipate when COFETEL's authorization will be granted. In the last quarter of 2005, we launched the mobile broadband (BAM) service based on EVDO technology, offering data services for bandwidth velocity of up to 2.4 megabits per second, video streaming and access to television channels, among other things.

         Revenues from data transmission services represented 0.8% of our revenues from services in 2005.

PUBLIC AND RURAL TELEPHONY AND FIXED LOCAL WIRELESS TELEPHONY

         We operate public and rural telephony programs, using available cellular capacity. These programs provide telecommunications services through cellular telephones in phone booths and rural areas. The provision of services in this way fulfills the terms of our concessions for the provision of cellular telephony service and uses our cellular network to provide telecommunications coverage in areas with little or no basic service. At December 31, 2005, we had 51,251 cellular telephones in service under our public and rural telephony programs, of which 5,501 subscribers represent postpaid plans and 45,750 subscribers represent prepaid plans.

         We also provide, on a trial basis pending approval from the SCT, fixed local wireless service in the 450 MHz frequency band in selected markets in cellular region 9.

                                                                            (24)

         Revenues from public and from rural telephony and fixed local wireless telephony represented 0.7% of our revenues from services in 2005.

FIXED LOCAL WIRELINE TELEPHONY

         On December 19, 2005, Iusatel received an authorization from the SCT to provide fixed local services nationwide. This authorization was granted by means of an amendment to our long distance concession and is for the duration of the original concession. Under this authorization, Iusatel is obligated to build 15 urban fiber rings in five cities. Iusatel is not obligated to pay fees to the government for this service.

PAGING

         On December 14, 1995, Iusacell Celular and Infomin, S.A. de C.V., which we refer to as Infomin, formed Infotelecom, S.A. de C.V., which we refer to as Infotelecom, as a joint venture to market national and international paging services. Iusacell Celular owns 51% of Infotelecom.

         At December 31, 2005, Infotelecom had 42 paging customers and provided service in Mexico City. Our revenues from paging services represented less than 0.1% of our revenues from services in 2005. We do not consider paging to be an area of growth because of competition from short message services.

SEASONALITY

         Our business is not materially affected by seasonality.

MARKETING

         Periodically, we launch marketing campaigns evidencing the benefits of our products and services. Also, we launch promotional campaigns to support the launch of new products and the publish of seasonally promotions. Considering this actions enforce our trademark.

CUSTOMER SALES

         Postpaid and prepaid customers can access dedicated support by dialing *611, a toll-free number or a local number. In the fourth quarter of 2003, we outsourced our call center operations to an affiliate of MuvilAccess, Iusacell's controlling shareholder. This outsourcing has enabled us to reduce operational costs. Service is also provided by a streamlined automated voice servicing platform to give customers quicker access to a service agent. See Item 4 "Management -paragraph b) Related Party Transactions and Conflict of Interests."

         Customer service representatives are equipped to answer questions regarding services and products 24 hours a day, seven days a week. We train customer service representatives to ensure that each customer receives prompt attention, informed answers to any inquiries and satisfactory resolution of any concerns. Our principal tool is a software application that reduces complexities in providing customer service by avoiding interaction with multiple applications, which also compiles customer contact history information under one single system. This application allows us to provide better customer service for postpaid customers.

         In order to motivate our customer service workforce, a performance management process was deployed in 2005 to all customer service representatives, which involved setting goals and weekly evaluations linked to compensation.

         We also implemented a loyalty and retention program. This program includes welcome calls and first invoice calls. We also make outreach calls to customers whose contracts are ending or who choose to terminate service, offering them a range of alternative service plans based on their profile to encourage contract renewal. We also actively maintain our Red Club "points" rewards program for postpaid and prepaid customers to encourage loyalty.

                                                                            (25)

         PRICING

GENERAL

         We offer a variety of flexible pricing options for our mobile telephony customers. The primary components of the postpaid pricing plans include monthly fees, additional per-minute usage charges and a number of included minutes per month. The prepaid program markets cards which credit peso amounts to a customer's account. The cards can be used for a period of 30, 60 or 90 days. See
Item 2, The Company paragraph b) "Business Description - i) Our Mobile Telephony Services-Prepaid Services". Most of the postpaid plans include a selection of free handsets. The prepaid plans do not provide free handsets.

         We continually review market pricing in order to maintain a competitive offer and attract customers from our target market. As a result, constant adjustments to meet market and competitive conditions may require that we increase or decrease prices over short periods of time. In the past, we have been unable to increase prices to match increases in inflation due to competitive pressures.

POSTPAID PLANS

         The postpaid pricing plans are designed to target primarily high and moderate usage postpaid subscribers. High-usage customers are typically willing to pay higher monthly fees in exchange for larger blocks of minutes, value-added services, a free high-end handset and lower per minute airtime charges. Moderate and lower-usage subscribers typically prefer pricing options which have a lower monthly charge, fewer minutes included, a less expensive handset (but still with subsidy) and higher per minute airtime charges than those options chosen by high-usage customers.

         In December 2003, we launched a new set of postpaid value plans aimed to position us as the best alternative for the high-value market segment. These new postpaid plans were designed according to the needs of targeted consumer segments and are supported by advertising and marketing campaigns. The plans were modified in 2004 and 2005 to assure competitiveness and profitability.

         We also offer multi-line plans designed to fit the communications needs of small groups of users. Also, the special plans for borderline areas in which the customers could make a call at a minor cost in Mexico, E.U. and Canada, we offer to subscribers of 1 and 4 PCS regions and cellular region 8, we offer local plans at a competitive per minute price.

         For our corporate customers, we offer either a flexible combination of our various service packages at a volume rate or a large pool of minutes that can be shared among all users at a competitive per minute price.

PREPAID PLANS

         In contrast to postpaid subscribers, prepaid customers typically generate lower levels of airtime usage, have access to a limited number of value-added services, often already own a handset and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan services.

         Our prepaid services, which we market as "VIVA" plans, provide for automated reactivation and value-added services such as voice-messaging. We currently offer our VIVA prepaid cards in denominations of Ps.100, Ps.150, Ps.200 and Ps.300. We also offer virtual airtime in additional denominations of Ps.500 and Ps.1,000 through automated teller machines, our website, *AIRE and in stores operated by Elektra and Salinas y Rocha, , and other national retail chains that are not our affiliates. In October 2005, we introduced an aggressive strategy for growth and reinforcement of our prepaid subscribers that provides for free local calls made to other Iusacell subscribers, when purchasing prepaid cards of denominations of Ps.200 or higher.

HYBRID PLANS

         In 2000, we launched a hybrid plan which featured elements of postpaid and prepaid plans targeted at the lower socio-economic segment of the population, which generally wants the communications services of a mobile telephone but wants to control usage. In March 2003, we discontinued the hybrid plans because of the high level of churn experienced. However, due to demand from our customers and once we revisited the manner that we offered the service, we reintroduced hybrid plans in January 2004. We have modified the requirements for applying for hybrid plans in an effort to minimize churn.

                                                                            (26)

         In 2004, we launched hybrid plans in three new retail chains operated by Grupo Elektra and its subsidiaries (Elektra, Bodega de Remates and Salinas y Rocha). These "Planes VIVA Control" allow customers to make payments on a weekly basis while controlling their level of consumption. Customers of the "Planes VIVA Control" can buy virtual airtime if they need to exceed the minutes included in their weekly plan.

ACTIVATION, BILLING AND COLLECTION PROCEDURES

         We can activate a phone within 15 minutes or less for any prepaid and postpaid customers through the use of new technologies such as Over The Air Service Provisioning (OTA). For postpaid customers who intend to pay their monthly charges either with a credit card or in cash there is an automatic credit scoring process prior to the delivery and activation of a mobile telephone. The deposit requirements are determined automatically based on the risk profile resulting from the credit scoring.

         We have also implemented a system to monitor MOU levels and the number of calls to certain geographic areas in order to identify abnormal usage by postpaid subscribers. When abnormal usage is detected, we contact the subscriber to determine whether such usage has been authorized. We believe that these procedures are effective in reducing the number of billing disputes with subscribers and losses due to fraud.

         Billing is currently administered using five different billing systems, including:

              o a mobile telephony customer care and billing system provided by Schlumberger Distribution Mexico, S.A. de C.V., which we also use for our 450 MHz fixed local wireless business;

              o one point of sale system that provides billing, administration and control features;

              o    a proprietary residential long distance system;

              o a proprietary system for high-volume business long distance customers; and

              o    a system for paging customers.

         We compile billing information from our switches by electronic transfer on a half-hour basis for processing by our billing systems. We have measures in place that enable us to recover billing information that may be lost as a result of disasters.

         We invoice our postpaid customers at the end of each month for the previous month's service. All customers have 19 credit days, after which they receive an overdue balance notification, except for a select number of postpaid customers distinguished by volume, which customers are allowed a longer credit period. Our payment policy stipulates that after 60 days of non-payment, lines are suspended, and after 120 days of nonpayment, these lines are disconnected and considered as delinquent accounts.

         We mitigate our credit exposure in seven ways:

              o by obtaining a credit report from the National Credit Bureau (Buro Nacional de Credito), a Mexican affiliate of TransUnion Corporation for those customers not found in our internal database;

              o by performing an automatic credit scoring and, depending on the risk profile, we may require our customers to prepay a certain number of monthly fees or even the cost of the handset;

              o    by requiring payment to be made by credit card;

                                                                            (27)

              o by establishing credit limits and portfolio segmentation, according to customers' credit quality;

              o by requiring full payment at the time of purchase of a handset;

              o by offering prepaid services, which eliminate all credit risk; and

              o by applying additional collection procedures according to a customer's prior payment behavior.

         For 2005 we reserved approximately 1.3% of our net revenues for doubtful accounts.

         We record a bad debt provision based on historical trends, by applying a percentage to the amounts outstanding for those postpaid customers who have fallen behind on their payments and whose service had been partially suspended. We permit incoming call service and continue to charge monthly fees to suspended customers for an additional two months, but reserve a substantial portion of the monthly fees as a revenue provision.

CHURN AND TURNOVER

POSTPAID CHURN

         Postpaid churn measures both voluntarily and involuntarily disconnected subscribers. Average monthly postpaid churn for a given period is calculated by dividing the sum of all postpaid subscribers disconnected during such period by the sum of the beginning-of-month postpaid subscribers for each of the months in such period, expressed as a percentage. Voluntarily disconnected subscribers encompass subscribers who choose not to continue with Iusacell postpaid services or choose to migrate to one of our prepaid options. Involuntarily disconnected subscribers encompass customers whose service is terminated after failing to meet Iusacell's payment requirements.

         Average monthly postpaid churn for 2005 was 2.26%. To reduce churn, we have implemented retention and loyalty program that includes the proactive calling of customers as well as the development of specific retention offers to address specific problems and customer segments.

PREPAID TURNOVER

         We evaluate alternative methods of determining prepaid customer turnover on an ongoing basis, as the current method is dependent upon, among other things, the number of days without use we permit before deactivating a phone number.

         Under our current policy, prepaid customers have 30, 60 or 90 days, depending on the prepaid amount, to use an activated prepaid card, activate a new card or otherwise replenish the airtime in their account. If the customer has not activated a new card or replenished the airtime in its account at the end of 30, 60 or 90 days, the balance of the customer's account becomes zero, and the customer loses the ability to make outgoing calls for an additional period of 90 days. During this 90-day period, a prepaid customer will be able to receive incoming calls, but not to make outgoing calls. Once the 90-day period lapses, and unless the customer has activated a new card, replenished the airtime in its account or received incoming calls, the customer's telephone number is deactivated. This 90-day period can be extended by receiving incoming calls.

         In the third quarter of 2003, we made certain changes to our activation and turnover policies aimed at providing greater transparency and focusing on active customers. We reduced the period during which a prepaid customer can receive incoming calls but cannot make outgoing calls from 305 and 275 days (depending on the amount of airtime charged) to the current 90 days. Through this policy change, in the third quarter of 2003 we identified and wrote off approximately 437,000 existing prepaid customers who had not utilized our service nor received income calls for more than 90 days. In the fourth quarter of 2003, we wrote off approximately 135,000 additional lines.

         We also reduced the initial period for spending an activated prepaid card and activating a new card from 60 or 90 days, depending on the prepaid plan, to the current 30, 60 or 90 days.

         Average monthly prepaid turnover for 2005 was 3.82%.

                                                                            (28)

ii) CHANNEL DISTRIBUTION
------------------------

SALES, MARKETING AND DISTRIBUTION

         Our marketing strategy is directed to achieve profitable growth, focused primarily on our mobile telephony business. We have focused our sales and marketing strategy on innovative products and value-added services for digital postpaid and prepaid customers, defined as the person who utilizes and depends on mobile telephony communications on a daily basis, including data transmission. Our mobile telephony subscribers are classified according to five different usage profiles. We are implementing distribution, advertising, customer service support and pricing plans targeted to each specific customer segment and to increase airtime usage.

         We currently target the various segments of our subscriber base through various sales and distribution channels. Our sales force plan provides for continuous training, a basic salary and monetary incentives to encourage our sales force to activate profitable and loyal accounts, cross-sell the full complement of our service offerings and maintain our standards in advertising, promotions and customer service.

         During the last quarter of 2004, we implemented a regional sales and marketing strategy, whereby each region is treated as an independent business unit, with marketing campaigns and sales channels tailored to the characteristics of each region.

CUSTOMER SALES AND SERVICE CENTERS

         Our customer sales and service centers offer one-stop-shopping for a variety of mobile wireless services and accessories. Walk-in customers can subscribe to mobile telephony service postpaid plans, purchase prepaid cards, sign up for long distance service and purchase equipment such as handsets and accessories. Certain of our stores also offer face-to-face customer service. We currently have a total of 130 customer sales and service centers, 40 of which are managed by Elektra and 90 of which are managed by us.

         In an effort to control costs, during 2003 we closed 17 centers. Our affiliate Elektra, a retail house appliances chain with significant experience in the operation of retail points of sale, has assumed the operations of 40 of our centers and also offers some of its products in the premises. See Point 4 "Management, paragraph b) Related Party Transactions and Conflict of Interests."

CORPORATE SALES FORCE

         To service the needs of our corporate customers, we have created a direct sales force, which, at December 31, 2005, included 103 full-time sales representatives. These direct sales representatives are distributed throughout Mexico to deliver personalized service. This group of trained representatives seeks to increase sales by:

              o aggressively pursuing sales opportunities in the corporate segment;

              o "bundling" combinations of services into customized packages designed to meet customers' requirements;

              o developing and marketing new services to satisfy the demands of such customers; and

              o educating corporate purchasing managers about alternative pricing plans and services.

INDEPENDENT DISTRIBUTORS

         We maintain relationships with a broad network of exclusive distributors and national retailers. At December 31, 2005, these distributors and retailers sold all of our products at 2,550 points of sale in Mexico, an increase from 1,154 points of sale a year before. This increase was due primarily to the efforts of new affiliate distributors through the regional sales force. Including non-exclusive distributors, our prepaid cards were distributed at approximately 100,000 points of sale in 2005.

                                                                            (29)

         In order to ensure that our standards are maintained at all distribution points, we provide assistance to our distributors in training, promotions and advertising. We also provide them with information on our customer base to allow the distributors to service our customers effectively.

         In particular, in May 2004 we launched a web site for our exclusive distributors which enables them to offer almost all of the current services that we provide at our customer sales and service centers such as prepaid and postpaid activations, upgrades, payments, copies of invoices and changes to user plans.

COMMISSION AGENTS

         In the past we used to have commission agents as a flexible sales force in all our regions of mobile telephone services. The commission agents act as a services commission agent of mobile telephone for us and worked in its own locals. This agents granted additional points of distribution with minimum support of us. At the beginning of 2005, we discontinued the use of commission agents as sales agents, using only our own corporate sales force.

TELEMARKETING

         From time to time, we engage telemarketing service providers as a direct marketing mechanism or to follow up on targeted outbound calls and receive calls through an 800 number. In recent months, we have used telemarketing as a tool to reach out to prospective customers. See Item 4 "Management, paragraph b) "Related Party Transactions and Conflict of Interests."

ELECTRONIC MEANS

         We have implemented four electronic tools for the sale of prepaid airtime without the purchase of a prepaid card:

              o    sales through automated teller machines;

              o    sales over the phone by dialing *AIRE;

              o    sales through our website - www.iusacell.com.mx; and

              o    sales through specific points of sale.

         Sales at ATM machines are charged against our customer's bank account by using a personal identification number. We have implemented ATM sales at BAZ, Banamex-Citibank, BBVA Bancomer, Scotia Bank Inverlat and HSBC. Sales using *AIRE and our website are charged to our customer's credit or debit card.

         For sales through specific points of sales, customers can purchase airtime at certain exclusive distributors by simply giving their phone number.

iii) PATENTS, LICENSES, TRADEMARKS AND OTHER AGREEMENTS
-------------------------------------------------------

         Iusacell do not take care of investigation and development activities. The commercial name of Iusacell is "Grupo Iusacell", even that our operative subsidiaries commercialize their products under the trademark Iusacell (TM) and the prepaid products by the trademark VIVA de Iusacell (TM)

         Other trademarks under different products are commercialized are "3G de Iusacell" (TM) that cover the applications downloading third generation services focus in entertainment, persons and vehicles localization, "Moviloffice" (TM) and "BAM de Iusacell" (TM) that refers to mobile conection services of high speed conexion to Internet.

                                                                            (30)

MATERIAL AGREEMENTS

         CONCESSIONS

         We provide our telephone mobile services and other services based on the concessions granted by the Mexican government.

         CONCESSIONS AND PERMITS

         To provide public telecommunications services in Mexico through a public network, the service provider must first obtain a concession from the SCT. Pursuant to the 1995 Telecommunications Law, concessions for public networks may not exceed a term of 30 years, and concessions for radioelectric spectrum may not exceed a term of 20 years. Concessions may be extended for a term equivalent to the term for which the concession was originally granted, but not to exceed such 20- or 30-year limit, as the case may be. Concessions specify, among other things:

              o    the type of network, system or service;

              o    the allocated spectrum, if applicable;

              o the geographical region in which the holder of the concession may provide the service;

              o    the required coverage program;

              o    the term during which such service may be provided;

              o the payment, where applicable, required to be made to acquire the concession, including, where applicable, the participation of the Mexican government in the revenues of the holder of the concession; and

              o any other rights and obligations affecting the concession holder.

         In addition to concessions, the SCT may also grant permits for (i) establishing, operating or exploiting telecommunications services not constituting a public network (i.e., reselling) and (ii) installing, operating or exploiting transmission-ground stations. There is no specified maximum term for permits. Under the 1995 Telecommunications Law, only registration with the SCT is required to provide value-added telecommunications services.

         Under the 1995 Telecommunications Law and the 1993 Foreign Investment Law (Ley de Inversion Extranjera), concessions may only be granted to Mexican individuals and to Mexican corporations in which non-Mexicans hold no more than 49% of their voting shares or which are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% with the prior approval of the Mexican Foreign Investment Commission of the Mexican Ministry of Economy. There are no foreign investment participation restrictions with respect to operations conducted under permits.

         A concession or a permit may be terminated pursuant to the 1995 Telecommunications Law upon:

              o    expiration of its term;

              o    resignation by the concession holder or the permit holder;

              o    revocation;

              o    expropriation;

              o    rescue (rescate); or

              o liquidation or bankruptcy of the concession holder or the permit holder.
                                                                            (31)

         A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:

              o    unauthorized or unjustified interruption of service;

              o the taking of any action that impairs the rights of other concessionaires or permit holders;

              o failure to comply with the obligations or conditions specified in the concession or permit;

              o failure to provide interconnection services to other holders of telecommunications concessions and permits;

              o loss of the concession or permit holder's Mexican nationality in instances in which Mexican nationality is legally required;

              o unauthorized assignment, transfer or encumbrance of the concession or permit, of any rights under the concession or permit or of assets used for the exploitation of the concession or permit;

              o failure to pay to the Mexican government its fee for the concession or permit or, where applicable, its participation in the revenues of the holder of the concession or permit; or

              o participation of any foreign government in the capital stock of the holder of the concession or permit.

         In addition, the SCT may establish for any concession further events which could result in revocation of that concession.

         The Mexican government, through the SCT, may also temporarily seize (requisa) all assets related to a concession or permit in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for economic reasons.

         In addition, the Mexican government has the statutory right to expropriate a concession (rescate) and assets related to its exploitation for public interest or national security reasons. Under Mexican law, the Mexican government is obligated to compensate the owner of the assets in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government temporarily seizes such assets, it must indemnify the concession or permit holder for all losses and damages, including lost revenues.

         In the case of an expropriation of a concession and the assets, equipment and premises related to the concessioned business, the amount of the compensation is to be determined in the expropriation order (declaratoria de rescate). The expropriation order (declaratoria de rescate) may exclude certain assets from the expropriation (rescate) and no compensation would be paid for those assets.

         If the party affected by the expropriation disagrees with the amount of the compensation, it will be entitled to request a competent Mexican court to determine the amount. Iusacell is not aware of any instance in which the SCT has exercised any of these powers in connection with a cellular company.

THE ORIGINAL CONCESSION

         Our right to provide radiotelephony, local wireless and data transmission services nationwide, as well as cellular service in region 9, is based upon a concession granted on April 1, 1957, as amended, which we refer to as the Original Concession, to Servicio Organizado Secretarial, S.A., which merged into SOS Telecomunicaciones, S.A. de C.V., one of our wholly-owned subsidiaries, which we refer to as SOS. The term of the Original Concession is 50 years, and it expires on April 1, 2007. The Original Concession may, however, be revoked prior to such date in the event that SOS fails to comply with its terms or applicable law. The Original Concession is renewable upon timely application to the SCT, provided that SOS has complied with all of the requirements of the Original Concession and agrees to any new terms and conditions established by the SCT at the time of renewal. See Item 1 "General Information - c) Risk Factors - Risks Relating to Our Business - The Mexican government may impose additional conditions on our concessions or may take them away."

                                                                            (32)

         In consideration for the Original Concession, SOS must make payments to the Mexican government equal to 5% of all gross revenues derived from services provided through its region 9 cellular network and payments in an amount equal to the greater of (i) 4% of all gross revenues and (ii) 10% of net income, in either case, derived from services provided through its nationwide radio communications network.

         Under the terms of the Original Concession, SOS must continually modernize its services. In updating its services, SOS must submit technical and economic plans for approval by the SCT. In determining whether to approve these plans, the SCT is authorized to consider whether the plans sufficiently address factors such as the public interest (including, without limitation, teledensity) and efficiency and uniformity in telecommunications throughout Mexico.

         Initially, the Original Concession authorized only the installation and commercial operation of nationwide mobile (vehicle-installed) radiotelephone public service in the 132-144 MHz frequency range. Since then, however, the Original Concession has been amended numerous times, allowing us to expand the types of telecommunications services which we may offer. In 1978, the Original Concession was amended to grant SOS an additional allocation in the 440-450 MHz and 485-495 MHz frequency ranges in return for yielding a portion of its 132-144 MHz frequency range allocation. SOS retained the frequencies between 138 and 144 MHz.

         Between 1986 and 1989, the Original Concession was further amended to enable SOS to provide fixed rural radiotelephony service, to offer telex and data transmission with the obligation to link its subscribers to the network owned by Telecom, and to interconnect its radiocommunications ground stations through satellite.

         In 1989, SOS was authorized to install, operate and maintain a mobile public radiocommunications network with cellular technology in the 825-835 MHz and 870-880 MHz frequency bands in cellular region 9. In 1990, SOS was authorized to carry intra-regional cellular-to-cellular communications throughout cellular region 9 without being required to interconnect with the long distance carrier. In 1992, SOS was authorized to provide public data transmission service nationwide through its radio communications networks without the obligation to link its subscribers to the Telecom network.

         In 1993, SOS was granted an additional 5 MHz band in the 800 MHz frequency range for the provision of cellular service, due to the high volume of cellular traffic experienced in region 9. In the same year, SOS was authorized to improve its radiocommunications public service in the 440-450 MHz and 485-495 MHz frequency ranges by utilizing digital technology and to interconnect its telecommunications systems through fiber optic, satellite and microwave technologies. The SCT also clarified the ability, and indeed the obligation, of SOS to interconnect customers of its nationwide radio communications network regardless of whether such customers use fixed, mobile or portable telephones.

CELLULAR CONCESSIONS

         Mexico is divided into nine cellular regions. The SCT has allocated cellular telephone system frequencies in each region in the Cellular A-band and the Cellular B-band. In each region, Telcel holds the Cellular B-band concession and its cellular competitor in each region holds the Cellular A-band concession.

         In region 9, we hold the right to provide cellular service pursuant to an authorization granted to SOS by the SCT in 1989 under the Original Concession. In regions 5, 6, 7 and 8, we hold the right to provide cellular service through our wholly-owned subsidiaries Comunicaciones Celulares de Occidente, S.A. de C.V., known as Comcel, Sistemas Telefonicos Portatiles Celulares, S.A. de C.V., known as Portacel, Telecomunicaciones del Golfo, S.A. de C.V., known as Telgolfo, and Portatel del Sureste, S.A. de C.V. known as Portatel, respectively. Comcel, Portacel, Telgolfo and Portatel each holds a 20-year concession expiring in 2010 which authorizes these subsidiaries to install, operate, maintain and exploit mobile public radiotelephone networks with cellular technology for commercial use in the Cellular A-band. In consideration for these authorizations and concessions, the subsidiaries made initial payments to the Mexican government and, in addition, must make payments as follows:

                                                                            (33)

                                        PERCENT OF GROSS REVENUES
                                             PAYABLE TO THE
                   SUBSIDIARY              MEXICAN GOVERNMENT
           --------------------------   -------------------------
           Comcel....................              8%
           Portacel..................              7%
           Telgolfo..................              8%
           Portatel..................              6%
           SOS.......................              5%

         By the terms of their concessions, Comcel, Portacel, Telgolfo and Portatel must continually modernize their services after receiving approval of their technical and economic plans from the SCT. In determining whether to approve these plans, the SCT is authorized to consider whether the plans sufficiently address factors such as the public interest (including, without limitation, teledensity) and efficiency and uniformity in telecommunications throughout Mexico. These concessions may be revoked or terminated prior to their expiration dates in the event the concession holder fails to comply with the conditions established in the concessions or applicable law. The concessions may, however, be renewed for a term equal to the original term upon timely application to the SCT, provided that the concession holder had complied with all of the requirements of its concession and agrees to any new terms and conditions established by the SCT at the time of such renewal. See "Risk Factors--Risks Relating to Our Business--The Mexican government may impose additional conditions on our concessions or may take them away."

         PCS CONCESSIONS

         In October 1998, the SCT granted to Iusacell PCS, hereinafter Iusacell PCS, a concession for the installation and exploitation of a public network to provide fixed and local mobile access and a concession of 1900 MHz frequencies in region 1 (which includes the city of Tijuana) and region 4 (which includes the city of Monterrey), for a renewable 20-year term. Under the terms of its concession, Iusacell PCS is committed to cover at least 20% of the total population in those regions by the end of the third year of the concession and 50% of the total population in those regions by the end of the fifth year of the concession. We are currently in compliance with the coverage commitments under our concession. Upon our application, in November 2000, the SCT granted Iusacell PCS an exemption for five years from the obligation to offer customers the option to choose a long distance carrier other than us. We cannot assure you that we will be able to obtain an extension of this exemption.

         In April 2005, the SCT granted to Iusacell PCS de Mexico, S.A. de C.V., which we refer to as Iusacell PCS de Mexico, a subsidiary of Iusacell PCS, a concession for the installation and exploitation of a public network to provide fixed and local mobile access and a concession of 1900 MHz bands in regions 2, 3, 5, 6, 7, 8 and 9, for a renewable 20-year term. Under the terms of these concessions, Iusacell PCS de Mexico is required to cover at least 20% and 50% of the total population in those regions by the end of the third and fifth years of the concession, respectively. Additionally and, unlikely the PCS concessions for regions 1 and 4, the use of the frequencies covered by these concessions is subject to the payment of some duties in accordance with Article 244B of the Federal Law of Rights (Ley Federal de Derechos). Due to our financial condition, we cannot asure that we will be able to make investments to fulfill our commitments under these concessions. See Item 1. "General Information - c) Risk Factors - We may be unable to fund our capital expenditure programs which are critical for us to compete, or pursue business opportunities.

PAGING

         On December 14, 1995, Iusacell Celular and Infomin formed Infotelecom as a joint venture to market national and international paging services. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. The joint venture agreement between Iusacell Celular and Infomin contemplates that Infomin will ultimately transfer its paging concession to Infotelecom.

                                                                            (34)

         Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin as concession holder must pay to the SCT for the right to provide paging service. In 2000, Infomin received governmental approval to transfer its paging concession to Infotelecom.

LONG DISTANCE

         Our right to provide long distance services is based upon a long distance concession granted by the SCT to Iusatel, on October 16, 1995. The term of the long distance concession is 30 years and may be renewed upon timely application to the SCT, for an equal period of time, provided that Iusatel complies with certain requirements. Upon our application, the SCT and COFETEL modified this concession on December 17, 1997, authorizing a change in the coverage requirements and increasing flexibility in the choice of transmission technology.

         Pursuant to the modified concession, Iusatel is required to comply with technical specifications and had to serve using its own infrastructure a minimum of 11 specified cities by July 31, 1998, 26 additional specified cities by December 31, 1999 and another 13 additional specified cities by December 31, 2000. Iusatel complied with its coverage commitments in all cities except for Saltillo in region 4. Therefore, in 2001 the SCT substituted Tlaxcala for Saltillo in our coverage commitment, and we are currently in compliance with all our coverage commitments.

FIXED LOCAL WIRELINE TELEPHONY

         On December 19, 2005, Iusatel was granted an authorization from SCT to provide fixed local wireline telephony nationwide. This authorization was granted by means of an amendment to our long distance concession and is valid for the duration of the original concession. Under this authorization, Iusatel is obligated to build 15 urban fiber rings in 5 cities. Iusatel is not obligated to pay fees to the government for this service.

FIXED LOCAL WIRELESS TELEPHONY

         We believe our right to provide fixed local wireless telephony service is derived from the Original Concession. The Original Concession, as granted, permitted SOS to provide radiocommunications service to vehicle-mounted terminal equipment nationwide.

         In 1986, the SCT amended the Original Concession to authorize SOS to provide fixed public radiotelephony service in rural areas nationwide in accordance with plans to be approved by the SCT. We have never received the SCT's approval of our technical and economic plans for local wireless service in the 450 MHz frequency band.

         However, we have reached an agreement with the SCT on a technical process by which we can provide local wireless service in the 450 MHz frequency band in some of the existing service regions and has received a right of first refusal to acquire the concessions to provide local wireless service in such regions.

         In September 1998, we determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of our investment in 450 MHz TDMA technology had occurred. As a result, we recorded a substantial non-cash write-down of our investment in the 450 MHz fixed local wireless project.

VALUE-ADDED SERVICES PERMIT

         On June 17, 1993, SOS was granted a permit to provide through its public network the following value-added telecommunications services to its cellular subscribers:

              o    secretarial service;

              o    voicemail; and

              o    data transmission.

                                                                            (35)

         The term of this permit is the same as that of the authorization for using the region 9 cellular network through which the value-added services are to be provided. Under this permit SOS is required to make annual payments to the Mexican government equal to 5% of all gross revenues derived directly from the provision of these services. In October 1994, Comcel, Telgolfo and Portacel were each granted a permit to provide secretarial services under the same terms granted to SOS, including the making of the annual payments to the Mexican government.

FOREIGN OWNERSHIP RESTRICTIONS

         Pursuant to the 1995 Telecommunications Law and the 1993 Foreign Investment Law, holders of concessions to provide telecommunications services in Mexico, excluding providers of cellular service, cannot have a majority of their voting shares owned by, and cannot be otherwise controlled by, foreign persons. In February 1997, the Mexican Foreign Investment Commission conditioned its approval of Verizon assuming management control over Iusacell upon the requirement that Iusacell would transfer at least 51% of the voting shares of Iusatelecomunicaciones and Iusatel to Mexican investors on terms acceptable to the Mexican Foreign Investment Commission.

         In November 1998, we complied with this requirement by transferring 51% of the voting shares of these two subsidiaries to Mr. Elizondo by means of a subscription to capital. We retained 49% of the voting shares of these subsidiaries, representing 4.9% of their capital. We also held an additional 90% of the capital of these subsidiaries through the ownership of neutral limited voting stock (inversion neutra) that does not constitute voting shares for purposes of the Mexican foreign investment laws. Consequently, we hold a 94.9% equity interest in these two subsidiaries.

         To participate in the auctions for concessions for microwave frequencies concluded in September 1997, we formed separate joint venture companies with Mr. Elizondo. The Mexican Foreign Investment Bureau approved a capital structure substantially similar to that authorized for Iusatel and Iusatelecomunicaciones for the joint venture companies.

         As a consequence of the acquisition by MovilAccess of 74.6% of the capital stock of Iusacell in July 2003, we are no longer subject to foreign ownership restrictions. On November 3, 2003, we reached an agreement with Mr. Elizondo to take, within a period of two years, all the necessary actions to buy out Mr. Elizondo's full participation in Iusatel, Iusatelecomunicaciones, Punto-a-Punto Iusacell and Infotelecom. In October 2005, we made a final payment to Mr. Elizondo and, since that time, Mr. Elizondo no longer participates in Iusatel, Iusatelecomunicaciones, Punto-a-Punto Iusacell and Infotelecom.

RATES FOR TELECOMMUNICATIONS SERVICES

         Under the 1995 Telecommunications Law, rates for telecommunications services, including cellular and long distance services, are now freely determined by the providers of such services. Providers are prohibited from adopting discriminatory practices in the application of rates. In addition, the SCT is authorized to impose specific rate requirements on those companies determined by the Federal Competition Commission to have substantial market power. All tariffs for telecommunications services, other than value-added services, must be registered with COFETEL prior to becoming effective.

         In January 2001, we negotiated a rate reduction with Telmex that decreased both long distance and local cellular interconnection charges from U.S.$0.0330 to U.S.$0.0125 per minute. In addition, we agreed to pay Telmex an aggregate of U.S.$13.0 million as compensation for the projects Telmex undertook to prepare its long distance network for competition. We also agreed to pay a U.S.$0.0053 per minute surcharge to the local wireline interconnection rate for four years for long distance calls terminated in Telmex's local networks. In September 2004, we made our final projects payment to Telmex.

         In December 2001, Telmex, Alestra and Avantel reached an agreement to further reduce the interconnection rate from U.S.$0.0125 per minute to U.S.$0.00975 per minute. We negotiated similar terms with Telmex for both our long distance business and local interconnection rate through December 31, 2005. We have not renewed the agreement and are not currently in negotiations to renew the agreement. We are currently operating under the same long distance business and local interconnection rates as used in 2005.

                                                                            (36)

         DEBT

         We are debtors in many credit agreements and debt instruments. See Item 3, paragraph c) "Material Credits Report.

         TOWERS MONETIZATION

         We sold certain of our towers and lease the space in them to MATC Celular. See Item 3 "Financial Information, paragraph d) Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of the towers purchase, sale and lease agreements.

         PARTICIPATIONS IN CERTAIN SUBSIDIARIES ACQUISITION

         On November 3, 2003, we reached an agreement with Mr. Elizondo to take, within a period of two years, all the necessary actions to buy out Mr. Elizondo's (i) 51% of participation and 51% of voting rights in Iusatel, Iusatelecomunicaciones, Punto-a-Punto Iusacell and Iusacell PCS, our companies of local telephone, long distance, data transmission and PCS of regions 1 and 4, respectively, and (ii) 2% of participation in Infotelecom, our joint venture of radio localization.. As trade of these participations, we agreed to pay to Mr. Elizondo U.S.$11.2 millions through weekly installments of U.S.$0.1 million. This amount was totally paid on October 3, 2005.

iv) PRINCIPAL CLIENTS
---------------------

         Our services are focused to the general public with wireless telecommunications of voice and data needs and added value services.

v) APPLICABLE LEGISLATION AND TAX SITUATION
-------------------------------------------

GOVERNMENTAL REGULATION

         Telecommunications systems in Mexico are regulated by the SCT and by COFETEL, a decentralized regulatory body within the SCT, pursuant to the 1995 Telecommunications Law (Ley Federal de Telecomunicaciones), which became effective on June 8, 1995. Regulations governing international long distance, domestic long distance, local telephony, mobile and other telecommunications services have been promulgated under the 1995 Telecommunications Law. However, some rules from the prior Law of General Means of Communication (Ley de Vias Generales de Comunicacion) and the rules promulgated under such law, including, without limitation, the Telecommunications Rules (Reglamento de Telecomunicaciones) which we collectively refer to as the Original Communications Laws, generally remain effective if they are not inconsistent with the 1995 Telecommunications Law and the rules promulgated under that law.

         These laws and regulations define the regulatory structure applicable to the nationwide telecommunications infrastructure and the provision of telecommunications services. They govern, among other things:

              o applications to obtain concessions to install, maintain and operate telecommunications systems;

              o the establishment of technical standards for the provision of telecommunications services;

              o the grant, revocation and modification of concessions and permits; and

              o    the auction of spectrum.

         The terms and conditions of concessions and permits granted under the Original Communications Laws, which is the case for the cellular concessions and permits granted to Iusacell and its subsidiaries, are governed by the Original Communications Laws and respected under the new regulatory regime until their expiration. The 1995 Telecommunications Law may grant rights enhancing those set forth in the Original Communications Laws. For instance, rates charged by holders of concessions and permits granted under the Original Communications Laws no longer require prior approval from the SCT, but only require registration with COFETEL.

                                                                            (37)

         In terms of tax situation, Iusacell is liable to income tax and added value tax and other general taxes dispositions, as corporation tax payer.

vi) HUMAN RESOURCES
-------------------

         The table below presents a breakdown of permanent and temporary employees at Iusacell and its controlled affiliates:

                                                          DECEMBER 31,
                                               ---------------------------------
                                                  2003        2004        2005
                                               ---------   ---------   ---------
Permanent Employees(1) .....................       1,154       1,148       2,328
Temporary Employees ........................         758       2,238       1,919

----------
(1)  Includes both full-time and part-time employees.

         During the last quarter of 2004, we implement a sales and publicity strategy, consistent of each region is treated as an independent unit of business, with marketing campaigns and sales channels adapted to the needs of each region. The increase in the number of employees at December 31, 2005 compare with December 31, 2004 mostly comes from the implementation of this strategy.

         In 2005, we had an average of 2,086 temporary employees, mainly in the sales area.

         Approximately 12% of our 2,328 full-time employees at December 31, 2005 were members of a labor union. We have never experienced a work stoppage and we consider our relationship with our employees to be good.

         The majority of our employees renders services to us through legal entities and is not our direct employees.

         The table below presents a breakdown of our employees by area.

                                                          DECEMBER 31,
                                               ---------------------------------
                                                  2003        2004        2005
                                               ---------   ---------   ---------
Sales, Customer Care and Marketing .........       1,531       2,613       3,334
Finance and Administrative .................         171         369         408
Technology .................................         210         404         505
                                               ---------   ---------   ---------
Total ......................................       1,912       3,386       4,247

vii) ENVIRONMENTAL DEVELOPMENT
------------------------------

Not Applicable

viii) MARKET INFORMATION
------------------------

COMPETITION

         Mobile telephony systems compete principally on the basis of quality of telecommunications services, customer service, price, breadth of coverage area, roaming capabilities and value-added services. Operators are largely free to set their own rates, provided such rates are set on the basis of cost. The offering of mobile telephony services in Mexico is highly competitive, with one operator, Telcel, commanding a significant share of the market.

                                                                            (38)

         We face competition from the following companies:

              o Telcel, which is the largest wireless communications provider. Telcel holds the Cellular B-band, the PCS D-band and the PCS F-band nationwide concessions;

              o Telefonica, which provides services in the 1.9 GHz (PCS) spectrum in most cities in Mexico. Telefonica also operates Cellular A-band concessions in the northern part of Mexico; and

              o Unefon, our affiliate, which holds the PCS A-band nationwide concessions.

         We also face competition from companies providing mobile wireless telecommunications services using alternative existing technologies. Nextel de Mexico, S.A. de C.V. began marketing its specialized mobile radio services in 1998 and currently covers 52 cities in Mexico.

         In long distance services, we face competition from nine other concession holders, including primarily Telmex, Alestra S.A. de C.V. and Avantel S.A. de C.V., the latter two of which are joint venture companies in which AT&T and MCI WorldCom, respectively, have beneficial ownership interests. In data transmission services, we compete for customers with Telmex, state-owned Telecomunicaciones de Mexico and long distance companies to form a highly competitive market with more than 20 participants. In addition, we believe that the current Mexican data transmission industry includes over 1,000 private networks that provide data transmission services.

         In addition, the Mexican government may grant additional concessions to other companies to provide services similar to or the same as those that we provide.

ix) CORPORATE STRUCTURE
-----------------------

         Our principal shareholder, Movil Access, is part of a group of companies controlled directly or indirectly, by Mr. Ricardo B. Salinas Pliego. For a description of our principal shareholder, Movil Access, see Item 4 "Management - c) Management and Shareholders."

         Grupo Iusacell, S.A. de C.V. is a holding company for the shares of Grupo Iusacell Celular, S.A. de C.V. and other subsidiaries. The following table shows our active direct and indirect subsidiaries, their principal lines of business, their countries of incorporation and the percentages of our ownership interest and voting power as of December 31, 2005.

                                                                                         % DIRECT AND     % DIRECT AND
                                                                                           INDIRECT         INDIRECT
                                                                         COUNTRY OF        ECONOMIC          VOTING
               SUBSIDIARY                      LINE OF BUSINESS         INCORPORATION      INTEREST         INTEREST
----------------------------------------   -------------------------   --------------   --------------   --------------
Grupo Iusacell Celular, S.A. de C.V        Cellular Operator                Mexico          100.0            100.0
Iusacell PCS, S.A. de C.V                  Regions 1and 4 PCS               Mexico          100.0            100.0
Iusacell PCS de Mexico, S.A. de C.V. (1)   Regions 2, 3, 5, 6, 7, 8
                                           and 9 PCS                        Mexico          100.0            100.0
Iusacell Infraestructura, S.A de C.V       Microwave Financing              Mexico          100.0            100.0
Iusacell Arrendadora, S.A. de C.V          Leases                           Mexico          100.0            100.0
Iusacell Infraestructura de
Mexico, S.A. de C.V                        Microwave Financing              Mexico          100.0            100.0
SOS Telecomunicaciones, S.A. de C.V. (2)   Region 9 Cellular                Mexico          100.0            100.0
Comunicaciones Celulares de
Occidente, S.A. de C.V. (3)                Region 5 Cellular                Mexico          100.0            100.0
Sistemas Telefonicos Portatiles
Celulares, S.A. de C.V. (2)                Region 6 Cellular                Mexico          100.0            100.0
Telecomunicaciones del Golfo, S.A. de
C.V. (2)                                   Region 7 Cellular                Mexico          100.0            100.0
Iusacell, S.A. de C.V. (2)                 Sales and Marketing              Mexico          100.0            100.0
Sistecel, S.A. de C.V. (2)                 Administrative Services          Mexico          100.0            100.0
Iusatel, S.A. de C.V. (2)                  Long Distance                    Mexico          100.0            100.0
Iusatel USA, Inc. (4)                      Long Distance E.U.           United Status       100.0            100.0
Iusatelecomunicaciones, S.A. de C.V. (2)   Local Wireless                   Mexico          100.0            100.0
Punto-a-Punto Iusacell, S.A. de C.V. (2)   Microwave transmissions          Mexico          100.0            100.0

                                                                            (39)

                                                                                         % DIRECT AND     % DIRECT AND
                                                                                           INDIRECT         INDIRECT
                                                                         COUNTRY OF        ECONOMIC          VOTING
               SUBSIDIARY                      LINE OF BUSINESS         INCORPORATION      INTEREST         INTEREST
----------------------------------------   -------------------------   --------------   --------------   --------------
Infotelecom, S.A. de C.V. (2)              Paging                           Mexico           51.0             51.0
Inmobiliaria Montes Urales 460, S.A. de
C.V. (2)                                   Real State                       Mexico          100.0            100.0
Iusanet, S.A. de C.V. (2)                  Services                         Mexico          100.0            100.0
Editorial Celular, S.A. de C.V (2)         Publishing                       Mexico           40.0             40.0
Grupo Portatel, S.A. de C.V. (2)           Holding company for
                                           Portatel del Sureste,
                                           S.A. de C V.                     Mexico          100.0            100.0
Portatel del Sureste, S.A. de C.V. (5)     Region 8 Cellular                Mexico          100.0            100.0
Mexican Cellular Investment, Inc. (2)      Holding company for
                                           Comunicaciones Celulares
                                           de Occidente, S.A. de C.V.   United States       100.0            100.0

----------
(1)  Held indirectly through Iusacell PCS, S.A. de C.V.
(2)  Held through Grupo Iusacell Celular, S.A. de C.V.
(3)  Held through Mexicana Cellular Investment, Inc.
(4)  Held through Iusatel, S.A. de C.V.
(5)  Held through Grupo Portatel, S.A. de C.V.

         All of the above companies, including those in which we own directly or indirectly a minority voting interest, except for Editorial Celular, S.A. de C.V., are consolidated with the financial statements of Iusacell. See Note 3 to the Consolidated Financial Statements.


x) DESCRIPTION OF THE PRINCIPAL ASSETS
--------------------------------------

NETWORK, EQUIPMENT AND INFORMATION TECHNOLOGY

         Our cellular network utilizes mainly Lucent Technologies' CDMA digital technology. We also have Motorola CDMA digital technology and we are introducing Huawei equipment. As of December 31, 2005, our integrated wireless network was comprised of eight cellular and PCS switches, 841 cell and PCS sites, 190 repeaters and 15 sites for 450MHz local wireless services.

         We also have 932 microwave links, all of which are owned by us, with either SDH or PDH technology. We have also leased lines located mainly in region 1 and 4 PCS and 8 cellular. We have swapped our rights to certain short-haul microwave frequency links for long-haul frequency links in northern Mexico held by an affiliate of Telefonica, the Cellular A-band provider. In addition, in April 2004, we obtained the right to install long-haul microwave links using Bestel's frequencies.

         Our long distance network consists of 5,310 kilometers of fiber optic backbone (including fiber optic cable obtained through swaps), in both metropolitan and long distance segments, using SDH (STM16 capacity in the backbone) and three switches. Our long distance network operates three Nortel Passport 15000 switches that are located in Leon, Monterrey and Toluca, and a call server. These switches enable us to offer advanced voice and data services based on packet technology.

         In 2002, we started providing two-way short message service (SMS for its initials in english), and since January 2003, we have been providing "Packet Switched Data" (PSD) in order to provide data services using 3G-1XRTT standard. Currently, we provide 1XRTT services in our entire network. 1XRTT improves efficiency in spectrum use and allows users to get higher data speed connections. In 2005, we improved our network in Villahermosa, Mexico City, Guadalajara, Monterrey, Cancun, Ciudad del Carmen and Los Cabos by implementing EVDO 3-G technology, which permits users to benefit from high speed data transmissions.

         We have a network operations and control center (NOCC) in Toluca which oversees, manages and provides technical support to our entire network. When we moved our corporate headquarters in January 2004, we had to close our NOCC in Mexico City because of lack of sufficient space. Consequently, our Toluca NOCC, which provided redundancy prior to the closing of the Mexico City NOCC, has become our primary NOCC. We are currently evaluating the installation of a new NOCC.

                                                                            (40)

         In recognition of the need to upgrade our technology and to improve internal financial processes, in the second half of 2003 we began to implement various accounting and administrative modules of the SAP system, which we have already completed. Modules for Human Resources and Fixed Assets Control were implemented during the first quarter of 2005.

         To improve the internal flow of information, we implemented a corporate data warehouse system in 2004. This repository system contains all data related to business processes and is updated on a regular basis.

         We have our own telecommunications equipment; however our cellular equipment is liable to certain encumbrances regarding the debt securities of Iusacell Celular.

         We are the owner of our principal headquarters, that is located on Montes Urales 460, Lomas de Chapultepec, 11000, Mexico, Mexico City.

         Mostly, we lease the properties where our points of sales and services are located, and the space for cellular tower, cellular sites, antennas and transmission, microwave and central equipment. We are the owners and lease administrative offices in Mexico City, also in Guadalajara, Leon, Puebla, Monterrey, Merida, Villahermosa, Veracruz and Tijuana.

         From 2001 to 2005, we sold 457 towers to MATC Celular. As part of the agreement we lease space in the towers sold to MATC Celular. At May 31, 2006, we have not sold additional towers to MATC Celular. See Item 3 "Financial Information - d) Management Discussion and Analysis of Financial Condition and Results of Operations - Towers Monetization."

xi)  LEGAL, ADMINISTRATIVE OR ARBITRATION PROCEEDINGS
-----------------------------------------------------

LEGAL PROCEEDINGS

         CONCURSO MERCANTIL

         As part of the Reorganization Plan, on June 2, 2006, Iusacell, applied for a concurso mercantile proceeding, and therefore, once Iusacell is declared under a concurso mercantil procedure, the Reorganization Plan is expected to be presented to the recognized creditors seeking their approval..

         See Item 3, paragraph c) "Material Credits Report - Debt Restructuring Process".

         IUSACELL SENIOR NOTES

         On May 27, 2005, an individual claiming to be a holder of U.S.$373,000 in Existing Notes initiated an action in a Mexican court. The plaintiff claims that he is entitled to payment of principal, accrued interest, past-due interest and court costs because of Iusacell's failure to pay interest when due and the subsequent acceleration of the Existing Notes. On June 22, 2005, we responded to the complaint claiming that the plaintiff had not provided sufficient evidence supporting his claim and that service of the complaint was flawed. The court ruled in our favor but the plaintiff appealed. The appellate court confirmed the decision.

IUSACELL CELULAR 2004 NOTES

         On January 14, 2004, certain holders of the Iusacell Celular Existing Notes initiated an action in a New York state court. These holders claim that they are entitled to payment of certain amounts outstanding under the Iusacell Celular Existing Notes plus interest, which in their amended complaint is alleged to be in excess of U.S.$45.0 million. Iusacell Celular moved to dismiss the portion of the complaint that requested the court to declare that the holders are entitled to the benefit of liens senior to or at least equal in priority to liens held by other creditors. Iusacell Celular moved to dismiss that claim based on various grounds, including the impropriety of the relief requested and forum non conveniens.

                                                                            (41)

         In response to the motion to dismiss, the holders amended their complaint, deleting the claim for declaratory relief and adding a claim for specific performance of Iusacell Celular's alleged obligation to provide the holders with the benefit of liens senior to or at least equal in priority to liens held by other creditors. The holders were also seeking injunctive relief barring Iusacell Celular from selling, transferring or otherwise encumbering assets pending decision on the merits of their claim for specific performance. The court denied the holders' request to preliminarily enjoin Iusacell Celular from selling, transferring or otherwise encumbering its assets. The interlocutory appeal was withdrawn Currently there's no more activity regarding this process.

TELEMEDIC

         In March 2002, Telemedic S.A de C.V., a provider of healthcare services by phone, filed a lawsuit in Mexico City against Iusacell S.A. seeking compensatory damages in the amount of Ps.85 million, plus interest, related to an alleged breach of contract. In its claim, Telemedic alleges that Iusacell S.A. breached a contractual obligation to automatically enroll its customers in Telemedic's healthcare-by-phone services. We responded that an amendment to the consumer protection laws forbids us from automatically enrolling our customers.

         The court of first instance ruled in favor of Iusacell S.A., but Telemedic appealed and the appellate court reversed the decision. Iusacell S.A. filed an injunctive action (amparo) against the appellate court decision. In August 2004, the Supreme Court affirmed the appellate court's ruling and asked the appellate court to review the bases for its calculation of compensatory damages. After further motions and appeals, in February 2005, the appellate court ruled that Telemedic was entitled to receive compensatory damages in the amount of Ps.3 million. We have appealed this ruling to the Supreme Court. On November 17, 2005, the appellate court ruled that Telemedic was entitled to receive compensatory damages in the amount of Ps.2.2 million. On December 7, 2005, we filed an appeal with the Supreme Court. The current claimed amount is Ps.1.4 million. We are currently evaluating the possibility of seeking another injunction.

         We have not established any reserves for this contingency.

ELEKTRA PROMISSORY NOTE

         On August 1, 2003, Iusacell S.A. and Elektra entered into a current account contract for the purpose of streamlining, controlling and recording the transfer of funds between the two companies under the different commercial arrangements described under "Related Party Transactions." This contract, which has an indefinite term, provided for the opening of reciprocal Ps.80.0 million current accounts. To guarantee its obligations, Iusacell Celular issued a U.S.$7.0 million promissory note in favor of Elektra, which was payable on October 30, 2003. We have failed to make payment on this note. Elektra has initiated legal proceedings in a Mexican court against us to obtain payment on this note.

INGRAN LAWSUIT

         In May 2003, Comercializadora Ingran, S.A. de C.V., a former distributor, filed a lawsuit against Iusacell S.A., seeking compensatory and consequential damages in the amount of U.S.$25 million in City. Ingran alleged that we breached our payment obligation under our distribution agreement. The court of first instance ruled in our favor affirming that we did not owe any payments to Ingran. Ingran appealed the decision and the appellate court affirmed the decision in our favor with prejudice in June 2004.

BBDO

         In June 2004, BBDO de Mexico, S.A. de C.V., an advertising agency that rendered advertising services to us from 2001 to 2003, filed a lawsuit against Iusacell S.A. in Mexico seeking payment of Ps.23.4 million. BBDO alleged that we have defaulted on our payment obligations for services rendered to us. In November 2004, we reached a settlement and the lawsuit was withdrawn with prejudice.

CORTINA FACILITIES

         In September 2003, Cortina Facilities, S.A. de C.V., a provider of cleaning services, filed a lawsuit against Iusacell Celular in Mexico seeking payment of Ps.6 million. Cortina Facilities alleges that we defaulted on our payment obligations for cleaning services rendered to us. The court of first instance ruled in our favor, and the appellate court reaffirmed. Cortina Facilities filed an injunctive relief action (amparo) against the appellate court's decision, which is currently pending. We have recorded a provision for approximately half of the amount claimed.

                                                                            (42)

LABOR CLAIMS

         We are subject to labor claims that arise in the ordinary course of our business. At December 31, 2005, there were 125 such claims for an aggregate amount of Ps.63.1 million. We recorded a contingency reserve for these claims in the amount of Ps.23.4 million..

xii) SHARES REPRESENTING THE CAPITAL STOCK
------------------------------------------

         Iusacell's capital stock is $5,938,689,106.14 and it is represented by 93,424,919 ordinary shares with no par value.

         At April 30, 2006, Mr. Ricardo B. Salinas Pliego, our Chairman of the Board, directly owned 7.4% of our shares. Mr. Salinas is also the controlling shareholder of Movil Access, our principal shareholder with 74.6% of our shares at April 30, 2006. Our directors and officers, as a group, do not own any of our shares.

         Iusacell's management employee stock purchase plan approved in 1996 and which had been inactive for nearly three years, was terminated in August 2004. At a shareholders meeting held on September 23, 2004, a new stock option plan for company executives was approved, under terms and conditions to be determined by the Board of Directors or a body designated by the Board.

         On December 26, 2004, a trust was formed to manage the new stock option plan. Pursuant to the terms of the plan, two days later, options to purchase 6,193,392 shares were allocated to some executive officers. Grantees under the plan can exercise their options within five years from the date of grant at a strike price of Ps.18.75 per share. As of May 31, 2006, no options had been exercised.

xiii) DIVIDEND
---------------

DIVIDEND POLICY

         We have never paid dividends, and we currently have no plans to initiate dividend payments. In addition, the agreements governing our indebtedness limit both Iusacell's and Iusacell Celular's ability to pay dividends. See Item 4. "Management - d) By-laws and Other Agreements - Dividend Rights".

3) FINANCIAL INFORMATION
------------------------

         a) SELECTED FINANCIAL DATA
            -----------------------

         The following tables present selected consolidated financial data of Iusacell and its consolidated subsidiaries. We have derived this data from the audited consolidated financial statements of Iusacell as of and for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001. The financial information presented for fiscal years ended December 31, 2005, 2004 and 2003 was derived from our audited consolidated financial statements, which we refer to as the Consolidated Financial Statements, appearing elsewhere in this Annual Report, and you should read this information in conjunction with the Consolidated Financial Statements.

         The Consolidated Financial Statements have been prepared in accordance with Mexican generally accepted accounting principles, which we refer to as Mexican GAAP, which differs in certain significant respects from United States generally accepted accounting principles, which we refer to as U.S. GAAP. Pursuant to Mexican GAAP, we have prepared the Consolidated Financial Statements and the selected financial data presented below in accordance with Bulletin B-10, which provides for the recognition of certain effects of inflation.

                                                                            (43)

         Throughout the periods presented in this Annual Report, Bulletin B-10 has required Iusacell to restate non-monetary assets using the Mexican Consumer Price Index . Throughout the periods presented in this Annual Report, Bulletin B-10 has also required Iusacell to restate the components of shareholders' equity using the Mexican Consumer Price Index and to record gains or losses in purchasing power from holding monetary liabilities or assets.

         In addition, Bulletin B-10 requires the restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Accordingly, we have restated all data in the Consolidated Financial Statements and in the selected financial data set forth below in constant pesos with purchasing power as of December 31, 2005.

         We have never paid dividends, nor do we contemplate paying dividends in the foreseeable future. Accordingly, we have not included in these tables a line item for dividends declared per share.

                                                                            (44)

                                                                  AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------------------------------------
                                                  2001          2002          2003          2004          2005          2005
                                              -----------   -----------   -----------   -----------   -----------   -----------
                                                (Thousands of constant pesos as of December 31, 2005 except per     (Thousands
                                                              share and operating data)(1)                            of U.S.
                                                                                                                      dollars,
                                                                                                                    except per
                                                                                                                     share and
                                                                                                                     operating
                                                                                                                      data)(2)
INCOME STATEMENT DATA:
Mexican GAAP:
Revenues from services ....................     7,323,613     6,051,803     4,769,108     5,188,044     6,506,911       612,242
Commissions (3) ...........................      (481,546)     (423,333)     (247,138)     (325,684)     (384,812)      (36,207)
                                              -----------   -----------   -----------   -----------   -----------   -----------
       Net revenues .......................     6,842,067     5,628,470     4,521,970     4,862,360     6,122,099       576,035
Cost of sales:
   Cost of services .......................     2,128,577     2,023,685     1,652,158     2,196,656     2,728,617       256,739
   Handsets subsidy (3) (4) ...............     1,353,680       624,684       643,623       896,158       653,519        61,490
                                              -----------   -----------   -----------   -----------   -----------   -----------
       Total cost of sales ................     3,482,257     2,648,369     2,295,781     3,092,814     3,382,136       318,229
Gross profit ..............................     3,359,810     2,980,101     2,226,189     1,769,546     2,739,963       257,806
Operating expenses ........................     1,931,017     1,526,486     1,745,661     1,308,870     1,700,471       159,999
Depreciation and amortization (4) .........     1,864,762     2,084,590     2,236,654     2,026,884     1,567,003       147,441
                                              -----------   -----------   -----------   -----------   -----------   -----------
Operating loss ............................      (435,969)     (630,975)   (1,756,126)   (1,566,208)     (527,511)      (49,634)
Gain (loss) from sale of fixed
   assets (3)..............................       367,806       114,125        96,254       214,853        (4,860)         (457)
Intangible assets' write--off .............            --            --      (380,709)           --            --            --
Valuation of abandoned fixed assets .......            --            --      (439,880)           --            --            --
Early extinguishment of debt (5) ..........            --            --        16,866        41,722            --            --
Other expense, net ........................            --            --      (681,080)      (11,587)      (28,158)       (2,649)
Integral financing cost (gain):
   Interest expense, net ..................       966,059     1,017,255     1,052,272     1,118,892     1,121,648       105,537
   Foreign exchange (gain) loss, net ......      (268,541)    1,162,623       809,231       (72,040)     (573,635)      (53,974)
   Gain from monetary position ............      (318,514)     (469,735)     (381,361)     (481,661)     (449,748)      (42,317)
                                              -----------   -----------   -----------   -----------   -----------   -----------
   Total ..................................       379,004     1,710,143     1,480,142       565,191        98,265         9,246
Equity participation in net (loss)
   profit of associated companies .........         7,787       (11,009)      (19,070)      (13,760)           --            --
Income (loss) before assets tax,
   income tax, minority interest
   and cumulative effect of change
   of accounting policy ...................      (439,380)   (2,238,002)   (4,643,887)   (1,900,171)     (658,794)      (61,986)
Provisions for:
   Asset tax ..............................       174,895       125,700       159,263       160,677        54,579         5,135
   Income tax .............................            --        10,454       178,095            --            --            --
                                              -----------   -----------   -----------   -----------   -----------   -----------
Total .....................................       174,895       136,154       337,358       160,677        54,579         5,135
Loss before minority interest and
   cumulative effect of change of
   accounting policy ......................      (614,275)   (2,374,156)   (4,981,245)   (2,060,848)     (713,373)      (67,121)
Minority interest .........................        24,721        18,800        36,018         5,447         7,858           739
                                              -----------   -----------   -----------   -----------   -----------   -----------
Loss before cumulative effect of
   change of accounting policy ............      (589,554)   (2,355,356)   (4,945,227)   (2,055,401)     (705,515)      (66,382)
Cumulative effect of change of
   accounting policy(4) ...................        (7,739)           --      (172,838)           --            --            --
                                              -----------   -----------   -----------   -----------   -----------   -----------
Net profit (loss) .........................      (597,293)   (2,355,356)   (5,118,065)   (2,055,401)     (705,515)      (66,382)
                                              ===========   ===========   ===========   ===========   ===========   ===========
BALANCE SHEET DATA:
Mexican GAAP:
Working capital ...........................       416,695      (103,520)  (10,643,932)  (11,437,219)  (11,282,136)   (1,061,548)
Property and equipment, net ...............    11,311,803    10,586,839     8,357,448     7,307,684     6,288,552       591,697
Total assets ..............................    19,796,690    17,091,414    12,849,400    11,338,232    10,822,338     1,018,285
Total debt ................................     8,778,321     9,489,079     9,670,613     9,127,980     8,405,988       790,928
Total stockholders' equity ................     8,556,875     6,063,574       881,813    (1,186,964)   (2,075,985)     (195,332)
Capital stock .............................     8,069,043     8,069,043     8,069,043     8,075,314     8,075,314       759,815

                                                                            (45)

                                                                  AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------------------------------------
                                                  2001          2002          2003          2004          2005          2005
                                              -----------   -----------   -----------   -----------   -----------   -----------
                                                (Thousands of constant pesos as of December 31, 2005 except per     (Thousands
                                                              share and operating data)(1)                            of U.S.
                                                                                                                      dollars,
                                                                                                                    except per
                                                                                                                     share and
                                                                                                                     operating
                                                                                                                     data)(2)
OTHER FINANCIAL DATA:
Mexican GAAP:
Capital expenditures(6) ...................     2,367,618       961,724       222,711       426,248       429,587        40,420
Interest expense, net .....................       966,059     1,017,255     1,052,272     1,118,892     1,121,648       105,537
Ratio of earnings to fixed
   charges(7) .............................            --            --            --            --            --            --
Operating Data:
Covered POPs(8) ...........................    89,917,967    91,356,654    92,589,969    93,840,000   103,091,627   103,091,627
Subscribers:(9)
   Postpaid ...............................       366,226       307,129       276,730       350,847       583,695       583,695
   Prepaid ................................     1,488,940     1,774,071       999,033     1,111,893     1,273,370     1,273,370
                                              -----------   -----------   -----------   -----------   -----------   -----------
       Total subscribers ..................     1,855,166     2,081,200     1,275,763     1,462,740     1,857,065     1,857,065
Gross subscriber additions ................     1,051,089     1,122,024       593,284       821,765     1,063,385     1,063,385
Average subscribers(10) ...................     1,721,072     2,091,765     1,810,101     1,340,102     1,630,300     1,630,300
Average monthly postpaid churn(11) ........          3.82%         3.63%         3.31%         2.76%         2.26%         2.26%
Penetration(12) ...........................          2.10%         2.28%         1.38%         1.56%         1.80%         1.80%
Average monthly MOUs per
   subscriber(13) .........................            84            63            74           141           172           172
Nominal average monthly mobile
   telephony revenue per subscriber
   (ARPU)(14) .............................           267           191           190           293           307          28.9
Nominal cost to acquire a new
   subscriber(15) .........................         2,677         2,419         3,004         3,059         2,730         257.3

----------

(1) In accordance with Mexican GAAP, financial data for all periods covered by the Consolidated Financial Statements, as well as the other financial data presented in this information memorandum, unless otherwise indicated, has been restated in constant pesos with purchasing power as of December 31, 2005. Restatement of peso amounts is made by multiplying the relevant nominal peso amount for the relevant period by the inflation index for the period from the end of the period to which such nominal peso amount relates through December 31, 2005. The inflation indices used in this information memorandum are 1.1946 for 2001, 1.1302 for 2002, 1.0869 for 2003 and 1.0333
     for 2004 figures.

(2) Peso amounts were converted to U.S. dollars at the noon buying rate reported by the Federal Reserve Bank of New York for December 31, 2005, which was Ps.10.628 per U.S.$1.00. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

     In determining the peso amounts of our U.S. dollar-denominated obligations at December 31, 2005 in the Consolidated Financial Statements under Mexican GAAP, however, we applied the exchange rate which was accessible to us, based on market quotes on December 31, 2005, which was Ps.10.610 per U.S.$1.00. The difference between the noon buying rate reported by the Federal Reserve Bank of New York and the exchange rate which was accessible to us causes certain inconsistencies between references to U.S. dollar amounts in this information memorandum and the actual outstanding U.S. dollar amounts of our U.S. dollar-denominated obligations. For example, at December 31, 2005, our actual total U.S. dollar-denominated debt outstanding, excluding other financing, was U.S.$800.1 million. In preparing the Consolidated Financial Statements, we multiplied this dollar amount by Ps.10.610 (the exchange rate which was accessible to us at December 31, 2005) to arrive at Ps.8,488.7 million of total debt, excluding other financing. For purposes of this information memorandum, we have converted this peso amount to U.S. dollars for the convenience of the reader by dividing it by Ps.10.628 (the noon buying rate reported by the Federal Reserve Bank of New York at December 31, 2005) to arrive at U.S.$798.7 million of total U.S. dollar-denominated debt, excluding other financing.

     As a result of the combined effect of the restatement of the financial data in constant pesos with purchasing power as of December 31, 2005 and the translation of peso amounts into U.S. dollars, the amounts shown for certain balance sheet items are not equal to the actual amounts outstanding.

(3) Starting January 1, 2005, we decided to make the following reclassifications in our income statements:

          (i) Sales commissions not directly related to the activation of handsets were reclassified, and are now presented as a deduction in revenues from services instead of being recorded as operating expenses as it was previously done. The purpose of this change was to match revenues directly with the cost that gives rise to such revenue. This is only a reclassification between captions in our income statement and does not affect our operating loss or our net loss.

          (ii) Income (loss) from the sale of fixed assets was reclassified, and is now presented after our operating loss. We consider that this item should not affect operating income as it is derived from an activity that is not part of our core business. This is only a reclassification between captions in our income statement and does not affect net loss but does affect our operating loss.

                                                                            (46)

         (iii) The net cost of the handset subsidy (which is sales price, less cost of sale, commissions related to the activation and other cost) is presented as a single item, with the following alternatives: (a) for postpaid handsets, the subsidy is deferred at the time of activation and is amortized on a straight-line during the life of the contract with the client (until December 31, 2004, the subsidy was recognized in the income statement at the time the handset was delivered to the client); and (b) for prepaid handsets, the treatment of the subsidy has not changed, as the subsidy continues to be recognized in the income statement at the time the handset is delivered to the client. If we had applied our former accounting policy, our "handsets subsidy" for the year ended December 31, 2005 would have been Ps.1,295.3 million. As a result of the foregoing changes in 2005, it became impractical for us to determine the effect of this change in our accounting policy for the years ended 2003 and 2004 since we lack sufficient information (per every handset activation) to determine the handset subsidy amortization that would have resulted if we had applied our new accounting policy during those years.

         Reclassifications described in points (i), (ii) and (iii) do not modify our net loss for the year, but the reclassification described in point
         (ii) does modify our operating loss. If we had not reclassified "gain from the sale of fixed assets," our operating loss for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 would have been Ps.68.2 million, Ps.516.8 million, Ps.1,659.9 million, Ps.1,351.4 million and Ps.532.4 million, respectively.

(4) Until September 30, 2003, we amortized the cost of handsets sold or given to our postpaid customers under exclusive service contracts on the basis of the term of such contracts to match costs with the timing of earned revenues. The average amortization period was twelve months and we recorded the charge to our income statement under the caption "depreciation and amortization." On September 30, 2003, we changed this accounting policy. As a result, from October 1, 2003 until December 31, 2004, we recorded the full cost of such handsets in our income statement under "handsets subsidy" at the moment the contract was signed. The cumulative effect of this change in our accounting policy resulted in a loss for the year 2003 of Ps.172.8 million. This amount represents the remaining balance of unamortized cost of handsets as of September 30, 2003 and is included under "cumulative effect of change in accounting policy" in our consolidated income statement for the year 2003. We have reclassified Ps.1,264.2 million and Ps.455.0 million for the years ended December 31, 2001 and 2002, respectively, originally recorded in "depreciation and amortization" to "handsets subsidy" for comparison purposes. Starting January 1, 2005, we changed our accounting policy back to the original policy of deferring the cost of postpaid handsets at the moment the telephone is activated and amortizing it during the life of the contract. If we had applied the former accounting policy, handsets subsidy for the year ended December 31, 2005 would have increased by Ps.641.8 million to Ps.1,295.3 million.

(5) On May 29, 2003 we reached an agreement with Santander Serfin, S.A. to repay the remaining balance of U.S.$3.0 million under a refinanced credit facility. Under this agreement, we and Santander agreed to settle the remaining amount for U.S.$1.5 million. We recognized the difference as an early extinguishment of debt under Mexican GAAP Bulletin C-9 and we recorded this amount as a special gain for the year ended December 31, 2003. See Note 11g to our Consolidated Financial Statements.

     On June 24, 2004, we purchased promissory notes issued to one of our vendors in an aggregate nominal amount of U.S.$6.4 million for U.S.$3.0 million. We recognized the difference as a special gain in 2004. See Note 12 to our Consolidated Financial Statements.

(6) Capital expenditures include fixed asset purchases, capitalized labor costs, the capitalization of interest costs related to long-term debt incurred in connection with the acquisition of property, plant and equipment, trade-in credits received from Lucent Technologies for exchanging our previous analog network for a digital and analog network supplied by Lucent Technologies and, in some cases, the net value of long distance fiber acquired in swaps for our long distance fiber. In 2000, pursuant to a waiver from its bank lenders, and beginning in 2001, pursuant to the terms of its senior refinancing secured loan, Iusacell Celular excluded capitalized interest cost from capital expenditures in determining its compliance with capital expenditure limitations set forth in its debt covenants. Pursuant to waivers obtained from its lenders, Iusacell Celular excluded Lucent trade-in credits from capital expenditures in determining its compliance with the capital expenditures limitations set forth in its debt covenants. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Expenditures."

(7) The ratio of earnings to fixed charges covers continuing operations. For this purpose, earnings are calculated as income or loss before taxes plus
     (i) integral financing cost, including amortization of capitalized interest, (ii) the interest portion of annual rent expense and (iii) losses from less than 50%-owned affiliates. Fixed charges include the expensed and capitalized portions of integral financing cost. Earnings were insufficient to cover fixed charges in 2001, 2002, 2003, 2004 and 2005. The fixed charge coverage deficiency for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 amounted to Ps.334.0 million, Ps.3,329.4 million, Ps.5,510.9 million, Ps.1,845.9 million and Ps.600.3 million, respectively.

(8) Covered POPs is the aggregate number of POPs in the geographic regions in which we have concessions for wireless services and whom we therefore have the potential to serve. POPs means points of presence, or population, for a given area based on census data published by Mexico's National Institute of Statistics, Geography and Information Processing (Instituto Nacional de Estadistica, Geografia e Informatica).

(9) Unless otherwise indicated, subscribers refers to the total number of mobile wireless customers included in our subscriber base in the geographic regions we covered at the end of the respective periods. Mobile wireless subscribers for the periods presented include cellular subscribers and PCS subscribers. In December 2001, we began providing limited commercial PCS services in Monterrey and Tijuana and in 2002 in other cities of regions 1 and 4. A prepaid customer is included as a subscriber if, at the end of the period, such customer's telephone number has not yet been deactivated. See "Business--Our Mobile Telephony Services--Prepaid Services." In 2004, we reclassified public and rural telephony subscribers as prepaid subscribers, which we believe is the more accurate classification given that these telephones are activated by means of prepaid cards. We have adjusted the figures for postpaid and prepaid subscribers for prior years accordingly. This adjustment resulted in higher average monthly postpaid churn in those years than we had previously reported.

(10) Average subscribers represents the rolling monthly average number of subscribers for the respective periods.

(11) Average monthly postpaid churn for a given period is calculated by dividing the sum of all postpaid subscribers disconnected during such period by the sum of the beginning-of-month postpaid subscribers for each of the months in such period, expressed as a percentage. See "Business--Our Mobile Telephony Services--Postpaid Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(12) Penetration represents the end-of-period subscribers divided by the end-of-period population in the geographic regions we cover, expressed as a percentage.

                                                                            (47)

(13) Average monthly minutes of use, which we refer to as MOUs per subscriber for a given period are calculated by dividing total MOUs (which includes minutes of use from both outgoing and incoming calls) for the period by the sum of the monthly average number of subscribers for each of the months in such period. In calculating average monthly MOUs per subscriber, we include "incoming calls only" prepaid subscribers and the MOUs they generate.

(14) Nominal average monthly mobile telephony revenue per subscriber, which we refer to as ARPU, for a given period is calculated by dividing the sum of the nominal monthly revenues and other mobile telephony revenues (excluding revenues generated from the sale of handsets and accessories to postpaid customers) for each of the months in the period by the sum of the monthly average mobile telephony subscribers for each of the months in such period. In calculating ARPU, we include "incoming calls only" prepaid subscribers and the revenue they generate.

(15) Nominal cost to acquire a new subscriber for a given period is calculated by dividing the sum of sales commissions, plus the cost of cellular phones we give to postpaid customers for the respective period (in nominal pesos), by the gross postpaid customer additions for such period.

         EXCHANGE RATES

         Unless otherwise specified, this Annual Report contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos, which we refer to as the Noon Buying Rate. At December 31, 2004, the Noon Buying Rate was Ps.10.628 per U.S.$1.00. These currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been, could have been or could be converted into U.S. dollars at those or any other rates of exchange.

         The following table sets forth the high, low and average Noon Buying Rates expressed in nominal pesos per U.S. dollar for each of the years ended December 31, 200,1 2002, 2003, 2004 and 2005. The Noon Buying Rate on June 23, 2006 was Ps.11.440 per U.S.$1.00.

                                        NOON BUYING EXCHANGE RATE(1)
                                        ----------------------------
  YEAR ENDED AT DECEMBER 31     HIGH       LOW         AVERAGE (2)
----------------------------  --------  ----------  ----------------
             2001                9.972       8.946        9.337
             2002               10.425       9.000        9.664
             2003               11.410      10.110       10.797
             2004               11.635      10.805       11.309
             2005               11.411      10.414       10.868

----------
(1)  Reported by the Federal Reserve Bank of New York.
(2)  Annual average rates reflect the average of month-end rates.

         The following table sets low and high Noon Buying Rates expressed in nominal pesos per U.S. for each perior of the following six previously months to this Annual Report:

                                  NOON BUYING
                                EXCHANGE RATE (1)
                              --------------------
             MONTH              HIGH       LOW
         -------------        --------  ---------
         December 2005          10.773     10.414
         January 2006           10.643     10.437
         February 2006          10.529     10.432
         March 2006             10.948     10.621
         April 2006             11.160     10.856
         May 2006               11.305     10.841

----------
(1)  Reported by the Federal Reserve Bank of New York.

                                                                            (48)

         b) FINANCIAL INFORMATION PER BUSINESS LINE, GEOGRAPHIC ZONE AND
            ------------------------------------------------------------
            EXPORTATION SALES
            -----------------

         See Item 3 "Financial Information - a) Selected Financial Data."

         See Note 19 of our Consolidated Financial Statements.

         c) MATERIAL CREDITS REPORT
            -----------------------

         OUR INDEBTEDNESS

As of December 31, 2005, our total consolidated indebtedness, including other financing, was Ps.8,534.4 million. As described below, we are in default under substantially all of our indebtedness for, among other things, our failure to make interest and/or principal payments. We believe that if our financial situation does not improve or we are unable to restructure our debt, we will be unable to recommence the servicing of our debt and operate as a viable company. We may be forced to file for bankruptcy, liquidate or reorganize, which would materially adversely affect the value and market price of our equity and debt securities and the claims of our equity or debt holders, who could lose some or all of their investment. See Item 1, paragraph c) "Risk Factors - Risk Factors Related with our Liquidity and Financial Condition" and See Item 3, paragraph c) "Material Credits Report - Debt Restructuring Process".

         The following is a description of our principal indebtedness.

         IUSACELL SENIOR NOTES

         In December 1999, Iusacell issued U.S.$350.0 million of 14 1/4% senior notes due 2006 under an indenture dated as of December 16, 1999 among Iusacell, Bell Atlantic (which is now Verizon), and The Bank of New York, as trustee. In June 2000, substantially all of the Iusacell senior notes were exchanged for identical 14 1/4% senior notes due 2006, which are also governed by the indenture, pursuant to an exchange offer registered with the SEC. The indenture restricts the ability of Iusacell and its subsidiaries to incur indebtedness and make certain investments. Under circumstances involving a change of control of Iusacell or Iusacell Celular, we are required to make an offer to repurchase the Iusacell senior notes.

         We failed to make interest payments due on June 1, 2003, December 1, 2003, June 1, 2004 and December 1, 2004 of U.S.$24.9 million each one. In addition, the acquisition by Movil Access of a 74.6% interest in Iusacell in July 2003 triggered the change of control covenant, which allows holders to require us to repurchase their notes. We are also not in compliance with certain other financial covenants. On April 29, 2005, we received a notice from The Bank of New York, acting as trustee under the indenture governing the Iusacell senior notes, notifiying us that the an unidentified percentage of holders of the Iusacell senior notes had elected to accelerate the principal payment of the notes. See Item 3, paragraph c) "Material Credits Report - Debt Restructuring Process".

         SENIOR REFINANCING SECURED LOAN

         On March 29, 2001, Iusacell Celular completed the refinancing of its senior secured credit facility by entering into a Amended and Restated Senior Secured Credit Loan Agreement, which we refer to as the Senior Refinancing Secured Loan, which consists of:

              o the Tranche A Loans in an aggregate principal amount of U.S.$189.8 million for the purpose of refinancing existing indebtedness under the senior secured credit facility and under a certain bridge loan, the proceeds of which were used to make a principal amortization payment under the senior secured credit facility in January 2001; and

                                                                            (49)

              o the Tranche B Loans in an aggregate principal amount of U.S.$75.8 million for the purpose of paying existing indebtedness under certain Eximbank facilities and under a certain bridge loan, the proceeds of which were used to make a principal amortization payment under the Eximbank facilities in January 2001.

         The Senior Secured Refinancing Loans bear interest at a rate per annum equal to one-, two-, three- or six-month LIBOR (at Iusacell Celular's option) plus a spread ranging from 1.75% to 2.25%, depending on Iusacell Celular's leverage ratio. Iusacell Celular's obligations under the Tranche A Loans and Tranche B Loans are unconditionally guaranteed, jointly and severally, by the principal operating subsidiaries of Iusacell Celular and its subsidiaries holding cellular concessions and are secured by a pledge of substantially all the capital stock and equity interests held by Iusacell Celular and substantially all assets used in connection with or related to such cellular concessions.

         The Senior Secured Refinancing Loans provide for principal payments in equal quarterly installments beginning on May 28, 2004 and maturing on February 28, 2006. However, the Credit Agreement also provides that in the event that the 2004 Notes have not been refinanced by March 31, 2004, the maturity date for the loans would be accelerated to such date. Since the refinancing of the 2004 Notes has not occurred, the outstanding amount under the Senior Secured Refinancing Loans has been automatically accelerated. We failed to make the U.S.$265.6 million principal payment on March 31, 2004. We are also not in compliance with certain covenants. On January 23, 2006, we announced that we had reached an agreement in principle with creditors representing the majority of our secured debt also involving an exchange of the existing secured debt for a new Note. See
Item 3, paragraph c) "Material Credits Report - Debt Restructuring Process".

         IUSACELL CELULAR 2004 NOTES

         In July 1997, we issued U.S.$150.0 million of 10% Senior Notes due 2004, which we refer to as Iusacell Celular Notes, under an indenture dated as of July 25, 1997 among Iusacell Celular, the subsidiaries of Iusacell Celular guaranteeing the Iusacell Celular senior notes and First Union National Bank (now Wachovia Bank National Association), as trustee, we will refer to this instrument as "The Indenture of Iusacell Celular". Substantially all of the Iusacell Celular senior notes were exchanged in January 1998 for identical 2004 Notes, which are also governed by the indenture, pursuant to an exchange offer registered with the SEC.

         The indenture limits, among other things, our ability of Iusacell Celular to make dividend payments to Iusacell, to incur indebtedness and make certain investments. In addition, all amounts due under the Iusacell Celular Notes are secured by a second-priority lien on our cellular concessions and certain telecommunications equipment.

         We failed to make a U.S.$7.5 million interest payment on July 15, 2003. On September 11, 2003, we were notified by holders representing over 50% of the 2004 Notes outstanding that they had elected to accelerate the principal payment of the notes. We have not made any principal or interest payments since we failed to make payment on July 15, 2003. On January 14, 2004, certain holders of the 2004 Notes initiated an action in a New York state court seeking payment and other remedies. See Item 2 "The Company- Description of the Business- xi) Legal, Administrative or Arbitration Proceedings."

         We are also not in compliance with certain financial covenants. On January 23, 2006, we announced that we had reached an agreement in principle with creditors representing the majority of our secured debt also involving an exchange of the existing secured debt. See Item 3 paragraph c) "Material Credits Report - Debt Restructuring Process".

         BNP PARIBAS FACILITIES

         In July 2000, our subsidiary Iusacell Infraestructura, S.A. de C.V. entered into financing agreements for the purpose of purchasing NERA microwave transmission equipment consisting of:

              o A seven-year senior amortizing term facility in the principal amount up to U.S.$30.5 million, guaranteed by the Export Import Bank of Norway, which we refer to as the GIEK-Guaranteed Facility.

              o A four-year senior loan in the principal amount up to U.S.$5.4 million, which we refer to as the Non-GIEK-Guaranteed Loan.

                                                                            (50)

         The GIEK-Guaranteed Facility bears interest at six-month LIBOR plus 0.6%. The Non-GIEK Guaranteed Loan bears interest at six-month LIBOR plus 2.0%. We guarantee the obligations of our subsidiary under both of these facilities. Our subsidiary had drawn down U.S.$25.8 million in principal under the GIEK-Guaranteed Facility and U.S.$4.6 million in principal under the Non-GIEK-Guaranteed Loan. On December 16, 2002, we made a payment of U.S.$3.7 million under these facilities, leaving an outstanding debt of U.S.$26.6 million at that date. We failed to make U.S.$3.7 million principal payments due on each of June 16, 2003, December 16, 2003 and June 15, 2004, and U.S.$2.6 million principal payments due on December 15, 2004, June 15, 2005, December 15, 2005 and June 15, 2006. However, we have continued to make interest payments. As a result of the non-payment of the principal installments, we are in default and the lenders have the right to accelerate the outstanding principal and accrued and unpaid interest on such notes. We guarantee the obligations of our subsidiaries according with both debt instruments.

         Additionally, we are not in compliance with certain financial covenants. At this moment we have not received any notice accelerating the payment of this credit. We have a total indebtedness of U.S. $23.3 millions and U.S. $3.4 millions of principal regarding GIEK-Guaranteed Facility and Non-GIEK-Guaranteed Loan, respectively.

         On march 10, 2006, Iusacell Infraestructura reach an agreement in principle with BNP Paribas and Export Import Bank of Norway, subject to the filling of the final documentation, with the purpose of restructuring this credits. See Item 3, paragraph c) "Material Credits Report - Debt Restructuring Process".

         GTE VENHOLDINGS B.V. PROMISSORY NOTE

         On May 8, 2001, we signed a U.S.$7.8 million promissory note in favor of GTE Venholdings B.V. that accrues interest at an annual rate equal to 11.5%, and was scheduled to mature on May 8, 2003. The proceeds from the issuance of this note were used to complete the funding of the acquisition of Portatel, the region 8 cellular concession holder. On May 8, 2003, we extended the maturity date to November 8, 2003. We failed to repay the note upon maturity. On April 2006, this credit was assigned to one of our subsidiaries.

         HARRIS FACILITY

         In August 2000, our subsidiary Iusacell Infraestructura de Mexico, S.A. de C.V. entered into a purchase framework agreement for the purpose of purchasing Harris microwave equipment. This financing consisted of a five-year senior amortizing term loan facility in the principal amount of up to U.S.$6.9 million, with interest accruing at a rate calculated as the average between 90-day and 180-day LIBOR plus 1.25%. This agreement was amended in both June and July 2001 to increase the amount to U.S.$10.3 million and modify the interest rate to calculated as the average between 90-day and 180-day LIBOR plus 3.50%, and was amended again in December 2001 to increase the amount to U.S.$10.9 million. We guarantee the obligations of our subsidiary under this facility. This credit has severals drawdowns in different periods, generating many tranches with different maturities and interests periods.

         In some of the tranches, we failed to make (i) U.S.$0.4 million, U.S.$0.8 million, U.S.$0.2 million, U.S.$0.9 million and U.S.$1.0 million principal payments on June 15, 2003, December 15, 2003, January 30, 2004 and June 15, 2004 respectively, and (ii) an aggregate amount of U.S.$0.4 million interest payments on the same dates. On June 24, 2004, our subsidiary Iusacell Infraestructura de Mexico, S.A. de C.V. purchased in the secondary market a U.S.$6.4 million promissory note issued under this facility for U.S.$3.0 million. Through this purchase, we were able to cure these payment defaults.

         In other tranches, we failed to make a U.S.$1.0 million principal payment. As a result, we are in default and Harris has the right to accelerate the outstanding principal and accrued and unpaid interest on such loan. We have not received an acceleration notice in connection with this facility up to the present date. We have U.S.$4.3 million in aggregate principal amount outstanding under the facility.

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

         On June 22, 2006 we reach an agreement in principle in order to restructure this credit. See Item 3, paragraph c) "Material Credits Report - Debt Restructuring Process".

DEBT RESTRUCTURING PROCESS

Iusacell

         Iusacell reached an agreement with a majority of its creditors of in terms of nominal value (the "Majority of the Iusacell Notes") issued by the Company (the "Iusacell's Notes") for the restructuring of its outstanding debt (the "GI Restructuring"). The abovementioned in order to refinance the outstanding debt of such notes for the aggregate amount of US$350 million (the "Iusacell's Notes Original Debt").

         Subject to the parties executing the final version of the restructuring documents, the GI Restructuring will cause, among other things, the cancellation of the GI Original Debt and the exchange of the 2006 Notes for new notes to be issued with a maturity in 2013 (the "2013 Notes"), for an aggregate amount of US$175 million and bearing an annual 10% interest rate. In accordance with the agreement reached with the Majority of the GI Creditors, Iusacell may, at its sole option, elect to pay at least 60% of the interest due of the 2013 Notes and to capitalize the remaining 40% of the interest due on any interest payment date.

         As agreed with the Majority of the GI Creditors, the 2013 Notes will be secured with a pledge on common shares (the "Shares") representing between 28% and a maximum of 34% of the capital stock of Iusacell (the "GI Collateral"), which will be construed and ruled by the applicable laws of the United Mexican States. For such purpose, the ownership of the Shares will be transferred to a trust executed with a Mexican banking institution. The trust agreement will provide for mechanisms for the execution of the GI Collateral in case of a payment default of Iusacell as provided in the GI restructuring documents.

         As a condition precedent for the GI Restructuring, the Majority of the GI Creditors executed certain lock-up agreements (the "GI Lock-up Agreements") pursuant to which they commit to (i) abstain to execute any action to obstruct the GI Restructuring, and (ii) amend certain terms and conditions provided to in the GI Original Debt documents pursuant to which the Iusacell's Notes issued, with the purpose of allowing the issuance of the 2013 Notes, the exchange of the Iusacell's Notes for the 2013 Notes and conclude the GI Restructuring as agreed. The Iusacell's Notes to be exchanged will be cancelled.

         In accordance with the terms of the GI Lock-up Agreements, the Majority of the GI Creditors, according with theirs obligations under the same, committed themselves to grant their consent to carry out the GI Restructuring, upon Iusacell's request and subject to the compliment by Iusacell of certain obligations and/or conditions.

         As agreed with the Majority of the GI Creditors, and as a consequence of the GI Restructuring, any past accrued and unpaid interest and those interests that might be accrued derived from the GI Original Debt to the date in which the exchange takes place, will not be paid.

         On April 18, 2006 Iusacell launched an exchange offer of the 2006 Notes for the 2013 Notes and the amendment of certain terms and conditions stated in the GI Original Debt documents of the 2006 Notes and on behalf of which this this Notes were issued, in order to formalized the 2013 Notes. This exchange offer expired on June 1st 2006. As part of the Reorganization Plan, on June 2, 2006, Iusacell, filled its application for the concurso mercantil, in order that once Iusacell is pronounce in concurso mercantil, present to the approval of the recognized creditors the Reorganization Plan reached. Once the Reorganization Plan is approved by the Court, the exchange of the notes and the reorganization of the debt will be completed.

Iusacell Celular

         Iusacell Celular reached an agreement in principle, with a majority of its creditors, in terms of nominal value (the "GIC Creditors") for the restructuring of its outstanding debt (the "GIC Restructuring") for: (i) the principal amount of US$189.8 million of Tranche A of the Amended and Restated Senior Secured Credit Loan Agreement; (ii) the principal amount of US$75.8 million of Tranche B of the Amended and Restated Senior Secured Credit Loan Agreement; and (iii) the principal amount of US$150.0 million derived from the Secured Senior Notes Due 2004 (Tranche A and Tranche B of the Amended and Restated Senior Secured Credit Loan Agreement, jointly with the Secured Senior Notes Due 2004, will be collectively referred to as the "GIC Original Debt").

                                                                            (52)

         The agreement provides the possibility to carry out the GIC Restructuring with all its creditors, either throughout a Concurso Mercantil procedure pursuant to the LCM or out-of-court procedure.

         Subject to the parties executing the final version of the restructuring documents, the GIC Restructuring will cause the exchange of:

(i) Tranche A of the Amended and Restated Senior Secured Credit Loan Agreement, for a senior secured note with an amortization schedule finally due 2011 (the "2011 Notes") to be issued for up to the face value of the debt under Tranche A of the Amended and Restated Senior Secured Credit Loan Agreement, for a maximum amount of US$189.8 million that will bear interest, payable quarterly at an annual rate equivalent to three-month LIBOR rate plus 4%.

(ii) Tranche B of the Amended and Restated Senior Secured Credit Loan Agreement and the debt derived from the Secured Senior Notes Due 2004, for a junior secured note due 2012 (the "2012 Notes") to be issued for a maximum amount of US$203.2 million bearing interest at a 10% annual interest rate, to be paid semi-annually. (The instruments referred to in items (i) and (ii) above will be collectively referred to as the "GIC New Debt"). The Secured Senior Notes Due 2004 to be exchanged will be subsequently cancelled.

         Pursuant to the agreement reached with creditors of the debt derived from Tranche B of the Amended and Restated Senior Secured Credit Loan Agreement, and the holders of the Secured Senior Notes Due 2004, Iusacell Celular may, at its sole option, elect to pay, at least 70% of the interest due derived from the 2011 Notes, and to capitalize the remaining 30%.

         As agreed with the GIC Creditors, the GIC New Debt, this is, that derived from the 2011 and 2012 Notes will be secured with the same collateral that secured Tranche A and Tranche B of the Amended and Restated Senior Secured Credit Loan Agreement, as well as the Secured Senior Notes Due 2004 (the "GIC Collateral"), which will be construed and ruled by the applicable laws of Mexico. The collateral agreements, as their nature may be, will provide for mechanisms for the execution of the GIC Collateral in case of payment default of Iusacell as provided in the GIC Restructuring documents.

         The agreements with the creditors provide that any past accrued and unpaid interest and those interests that might be accrued derived from the Secured Senior Notes Due 2004 to the date in which the exchange takes place, will not be paid.

         As a condition precedent for the GIC Restructuring, as of the date of issuance of these consolidated financial statements, some GIC Creditors executed certain lock-up agreements (the "GIC Lock-up Agreements") pursuant to which they commit to (i) abstain to execute any action to obstruct the GIC Restructuring, and (ii) amend certain terms and conditions provided to in the GIC Original Debt documents, with the purpose of allowing the issuance of the 2011 Notes and the 2012 Notes, the exchange of the debt derived from Tranche A of the Amended and Restated Senior Secured Credit Loan Agreement for the 2011 Notes, and Tranche B of the Amended and Restated Senior Secured Credit Loan Agreement and the debt derived from the Secured Senior Notes Due 2004 for the 2012 Notes, as well as concluding the GIC Restructuring as agreed.

         On May 25, 2006 Iusacell Celular launched (i) the exchange offer of 2004 Notes and Tranche A and Tranche B of the Amended and Restated Senior Secured Credit Loan Agreement for 2011 Notes and 2012 Notes, (ii) amend certain terms and conditions provided in the documents of the Original Debt of the 2004 Notes and the agreements of the Tranches A and B of the Senior Secured Loan Agreement.

         We believed that the majority of the guaranteed creditors pretend the opportune exchange of its debt and the granted of their consents in terms of the offer, the realization of the exchange is subject to certain conditions. The exchange offer will expire on June 29, 2006, unless it will be prorogate by Iusacell Celular.

                                                                            (53)

Iusacell Infraestructura

         Iusacell Infraestructura, S.A. de C.V. ("Iusacell Infraestructura") reached an agreement with its creditors BNP Paribas (Oslo Branch) ("BNP") and the Bank of Exportations and Importations Norwegian of the Kingdom Garantiinstitutt for Eksport Kreditter ("GIEK") which is subject to the execution by the parties of the final documents, for the restructuring of:

i. The principal amount of the BNP/GIEK credit agreement amending said amount for up to 87.5% of its total debt, this is, the amount of US$20.3 million (the "New BNP/GIEK Mid-Term Financing") derived from the credit agreement executed by and between Iusacell Infraestructura as borrower, BNP as lender and Iusacell as guarantor of Iusacell Infraestructura. Additionally, approximately 87.5% of the cost of the funding guarantee provided by GIEK will be refinanced. The New BNP/GIEK Mid-Term Financing is divided into two tranches, the first one for the amount of US$17.4 million (the "Tranche A of the BNP/GIEK New Mid-Term Financing"), bearing interest at an annual rate equivalent to three-month LIBOR plus 2.5%, interest payable on a quarterly basis, and the second one for the amount of US$2.9 million (the "Tranche B of the New BNP/GIEK Mid-Term Financing") bearing interest starting January 1, 2011, at an annual interest rate equivalent to three-month LIBOR plus 2.5%, interest payable on a quarterly basis; and

ii. The principal amount of the BNP refaccionario loan (Note 11d.) amending said amount for up to 87.5% of its debt, this is, the amount of US$3 million (the "New BNP/GIEK Commercial Financing"). The New BNP/GIEK Commercial Financing is divided into two tranches, the first one for the amount of US$2.6 million (the "Tranche A of the BNP/GIEK New Commercial Financing") bearing interest at an annual interest rate equivalent to three-month LIBOR rate plus 3.5%, interest payable on a quarterly basis, and the second one for the amount of US$0.4 million(the "Tranche B of the BNP/GIEK New Commercial Financing") bearing interest starting January 1, 2011, at an annual interest rate equivalent to three-month LIBOR plus 3.5%, payable on a quarterly basis. (Hereinafter, the BNP/GIEK credit agreement jointly with the BNP/GIEK refaccionario loan, will be referred to as the "IISA Original Debt", and the restructuring referred to in item (i) above collectively with the one referred to in this item (ii), hereinafter referred to as the "IISA Restructuring".

     The agreement provides the payment of Tranche A of the BNP/GIEK New Mid-Term Financing in accordance with a quarterly payment calendar, beginning 2007 and concluding in 2010, and the quarterly payment of Tranche B of the BNP/GIEK Mid-Term Financing during 2011. Additionally, such agreement provides also Iusacell Infraestructura concluding the payments under Tranche A of the BNP/GIEK New Commercial Financing pursuant to a payment calendar beginning 2007 and concluding in 2009. Under Tranche B of the BNP/GIEK New Commercial Financing, Iusacell Infraestructura shall pay quarterly installments during 2011.

Iusacell Infraestructura de Mexico

         On June 22, 2006 we reach an agreement in principle for restructuring this debt, subject to the execution of the final documentation, the restructure implies among other things. (i) cancellation of the original notes and issue of the new notes with the reduction in the principal amount approximately of 18%, remaining U.S.$3.2 million, (ii) the new notes bearing interest at an annual interest rate equivalent to three-month LIBOR plus 2.5%, interest payable on a quarterly basis, (iii) the payment of 6% of the principal at the date of the final documentation and (iv) the new notes will have 16 amortizations of principal due on 2010.

                                                                            (54)

         d) MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            ---------------------------------------------------------------
            RESULTS OF OPERATIONS
            ---------------------

         You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Unless otherwise indicated, all financial information in this Annual Report .is presented in constant pesos with purchasing power as of December 31, 2005. The U.S. dollar translations provided in this information memorandum are, unless otherwise indicated, calculated at the noon buying rate reported by the Federal Reserve Bank of New York at December 31, 2005, which was Ps.10.628 per U.S.$1.00. Sums may not add due to rounding.

i) RESULTS OF OPERATIONS
------------------------

GENERAL

         The following discussion and analysis is intended to help you understand and assess the significant changes and trends in our historical consolidated results of operations and financial condition of Iusacell and subsidiaries, and the factors affecting our financial resources.

         The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP.

         The figures as of and for the year ended December 31, 2003 were audited by PricewaterhouseCoopers, S.C., our former independent accountants. The figures presented in this Annual Report as of and for the year ended December 31, 2003 differ from those presented by PricewaterhouseCoopers, S.C., as a result of: (i) adjustments for inflation in order to provide for purchasing power in constant Mexican pesos as of December 31, 2005, and (ii) reclassification for comparison purposes (see "Selected Consolidated Financial Data--Footnote 3" and "--Recent Changes in Our Accounting Policies").

         As a Mexican company, we maintain our financial records in pesos. Pursuant to Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position," issued by the Mexican Institute of Public Accountants, or MIPA, our financial statements are reported in period-end pesos to adjust for the inter-period effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons in comparable monetary units. Bulletin B-10 requires us to restate non-monetary assets, non-monetary liabilities and the components of stockholders' equity using the Mexican Consumer Price Index.

         Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this Annual Report, have been restated in constant pesos as of December 31, 2005, in accordance with the Fifth Amendment to Bulletin B-10. References in this Annual Report to "real" amounts are to inflation-adjusted pesos and references to "nominal" amounts are to unadjusted historical pesos. In calendar years 2003, 2004 and 2005, the rates of inflation in Mexico, as measured by changes in the Mexican Consumer Price Index, were 4.0%, 5.2%, and 3.3% respectively. The inflation indices used are 1.1302 for 2002 figures, 1.0869 for 2003 figures, and 1.0333 for 2004 figures.

         In reporting under Mexican GAAP and in accordance with Bulletin B-10, we are required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, "integral financing cost (gain)" refers to the combined financial effects of:

         o    net interest expense or income;

         o    net foreign exchange gains or losses; and

         o    net gains or losses on monetary position.

         Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on monetary assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of pesos required to repay the specified amount of the foreign currency liability. We incurred a foreign exchange loss in 2003 on our U.S. dollar-denominated debt as the peso depreciated against the U.S. dollar. A foreign exchange gain arises if a liability is denominated in a foreign currency

                                                                            (55)
which depreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the depreciation of the foreign currency results in a decrease in the amount of pesos required to repay the specified amount of the foreign currency liability. In 2004 and 2005, we incurred a foreign exchange gain on our U.S. dollar-denominated debt as the peso appreciated against the U.S. dollar.

         The gain or loss on monetary position refers to the gains and losses realized from holding net monetary liabilities or assets, and reflect the impact of inflation on monetary liabilities and assets. For example, a gain on monetary position results from holding net monetary liabilities during periods of inflation, such as in 2003, 2004 and 2005, as the purchasing power of the peso declines over time.

DEVALUATION AND INFLATION

         In the past, the Mexican economy has been subject to significantly high levels of inflation and currency devaluation. For example, Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994, when the Mexican government allowed the peso to fluctuate freely against the U.S. dollar. The value of the peso generally continued to decline during subsequent years, depreciating by 54.8% relative to the U.S. dollar in 1995 and by 22.7% in 1998. In recent years, the peso depreciated by 13.7% and 7.4% against the U.S. dollar in 2002 and 2003, respectively, and appreciated by 4.8% and 4.8% in 2001 and 2005, respectively. In 2004, the peso remained relatively stable as compared to the U.S. dollar.

         Depreciation of the value of the peso has contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994 as measured by changes in the Mexican Consumer Price Index, increased to 52.0% and 27.7% in 1995 and 1996, respectively. In recent years, the inflation was 4.0% in 2003, 5.2% in 2004 and 3.3% in 2005.

         The general economic conditions in Mexico resulting from the devaluation of the peso and the resulting inflation have had, and may have, the following impact on our results of operations:

         o Peso devaluations result in a decrease in the purchasing power of Mexican consumers, resulting in a decrease in the demand for all goods and services, including mobile telephony and other wireless services;

         o Due to competitive market conditions and the overall state of the Mexican economy, we are often unable to increase our prices in line with the inflation rate;

         o Significant inflation leads to an upward restatement of our assets, resulting in a substantial increase in depreciation and amortization expense; and

         Given our net U.S. dollar liability position, devaluation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange losses, and appreciation of the peso as compared to the U.S. dollar results in the recording of net foreign exchange gains.

RECENT CHANGES IN OUR ACCOUNTING POLICIES

         Beginning January 1, 2005, we made the following changes to our accounting policies:

                   o Sales commissions not directly related to the activation of handsets were reclassified, and are now presented as a deduction in revenues from services instead of being recorded as operating expenses as was previously done. The purpose of this change was to match revenues directly with the cost that gives rise to such revenue. This is only a reclassification between captions in our income statement and does not affect our operating loss or our net loss.

                                                                            (56)

                   o Gain (loss) from the sale of fixed assets was reclassified, and is now presented after operating loss. We consider that this item should not affect operating income as it is derived from an activity that is not part of our core business. If we had not reclassified "gain (loss) from the sale of fixed assets," our operating loss for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 would have been Ps.68.2 million, Ps.516.8 million, Ps.1,659.9 million, Ps.1,351.4 million and Ps.532.4 million, respectively.

                   o The net cost of the handset subsidy (which is sales price, less cost of sale, commissions related to the activation and other costs) is presented as a single item, with the following alternatives: (1) for postpaid handsets, the subsidy is deferred at the time of activation and is amortized on a straight-line during the life of the contract with the client (until December 31, 2004, the subsidy was recognized in the income statement at the time the handset was delivered to the client); and (2) for prepaid handsets, the treatment of the subsidy has not changed, as the subsidy continues to be recognized in the income statement at the time the handset is delivered to the client. If we had applied our former accounting policy, our "handsets subsidy" for the year ended December 31, 2005 would have been Ps.1,295.3 million. As a result of the foregoing changes in 2005, it became impractical for us to determine the effect of this change in our accounting policy for the years ended 2003 and 2004 since we lack sufficient information (per every handset activation) to determine the handset subsidy amortization that would have resulted if we had applied our new accounting policy during those years.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         We have identified certain key accounting policies on which our consolidated financial condition and results of operations are dependent. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In the opinion of our management, our most critical accounting policies under Mexican GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for revenue recognition, allowance for doubtful accounts, the evaluation of long-lived assets, property plant and equipment, goodwill, and deferred taxes. For a description of our principal accounting policies, see Note 4 to the Consolidated Financial Statements included in this Annual Report.

         There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

         o It requires our management to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

         o Changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

REVENUE RECOGNITION

         Mobile telephony airtime is recorded as revenue as service is provided. Until December 31, 2001, revenue from the sale of prepaid cards was recognized at the date of sale. We had recognized the revenue on the sale of prepaid cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepaid cards was not significant, i.e., approximately one to one-and-a-half months, and it was not material to results of operations for 2001 and 2000. Starting January 1, 2002, we started to recognize revenue from the sale of the prepaid cards as service is provided because of the increasing length of the average consumption period for such prepaid cards. Revenues from the

                                                                            (57)
sale of prepaid cards associated with services that have not been provided are deferred until the services are provided or the prepaid airtime expires, and are included in the line item "taxes and other payables" in the accompanying consolidated balance sheets. Cellular access charges are billed in advance and recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided. We recorded a provision for those services that have been provided to the customer but have not been billed yet at the end of the period.

HANDSETS SUBSIDY

         Starting January 1, 2005, we changed our accounting policy related to the sales of handsets. The net cost of the handset subsidy (which is sales price, less cost of sale, commissions related to the activation and other cost) is now presented as a single item, with the following alternatives: (a) for postpaid handsets, the subsidy is deferred at the time of activation and is amortized on a straight-line during the life of the contract with the client (until December 31, 2004, the subsidy was recognized in the income statement at the time the handset was delivered to the client); and (b) for prepaid handsets, the treatment of the subsidy has not changed, as the subsidy continues to be recognized in the income statement at the time the handset is delivered to the client. If we had applied our former accounting policy, our "handsets subsidy" for the year ended December 31, 2005 would have been Ps.1,295.3 million. As a result of the foregoing changes in 2005, it became impractical for us to determine the effect of this change in our accounting policy for the years ended 2003 and 2004 since we lack sufficient information (per every handset activation) to determine the handset subsidy amortization that would have resulted if we had applied our new accounting policy during those years.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments. We consider a number of factors in determining the proper level of the allowance including historical collection experience, current economic trends, the aging of the accounts receivable portfolio and changes in the credit-worthiness of our customers. Systems to detect fraudulent call activity are in place within our network, but if these systems fail to identify such activity, we may realize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customers' trends or any of the above mentioned factors could materially affect our bad debt expense.

EVALUATION OF LONG-LIVED ASSETS

         We recognize on our balance sheets certain long-lived assets and capitalized costs including goodwill and property, plant and equipment. These assets are assigned useful lives which impact annual depreciation and amortization expense, the assignment of which involves significant judgments and estimates. These long-lived assets are evaluated for impairment on a periodic basis and we recognize impairment to the extent we believe that the carrying value is no longer recoverable from future cash flows. Factors we take into consideration include the future discounted cash flows to be generated by the assets and the possible impact that inflation may have on our ability to generate cash flow since, with inflation accounting, the carrying value is restated for inflation prior to performing an impairment analysis. Key assumptions we evaluate in preparing a discounted cash flow analysis include inflation, currency fluctuations and future revenue growth. The use of different estimates or assumptions within our discounted cash flow model could result in discounted cash flows lower than the current carrying value of our assets, therefore requiring the need to compare the carrying values to their fair values. Our estimates and assumptions take into consideration all relevant business and market factors which are known to us at the time, some of which may change in future periods due to factors outside of our control (including shareholder strategic decisions). Should these factors adversely change in future periods, we would be required to reevaluate the carrying value of our long-lived assets and cash flow impairment calculations could possibly change.

         During 2003 we wrote-off various long-lived assets based on changes in estimates and assumptions in relation to these long-lived assets as follows:

         As discussed in Note 4n to our Consolidated Financial Statements, during 2003 we wrote down intangible assets for Ps.342.5 million that mainly consisted of: (1) pre-operating expenses originated by our PCS start-up operations in northern Mexico and (2) certain payments made by us to Telmex related to the special projects implemented by Telmex to permit competition in long distance telephony. This write down of intangible assets is presented as a special item in our consolidated income statement for 2003.

                                                                            (58)

         During the third quarter of 2003, we wrote-off installation expenses for Ps.551.7 million and advance payments for Ps.180.9 million, these advance payments related to the expenses in which we incurred while obtaining long-term financing, which were reclassified to current liabilities during 2003. This write-off is presented in the other expenses, net, line in our consolidated income statement for 2003.

PROPERTY, PLANT AND EQUIPMENT

         We depreciate property, plant and equipment and other intangible assets with a definite life using straight-line methods over the period of time we estimate we will benefit from each asset.

         The cost of mobile wireless telephones given to customers under exclusive service contracts was amortized on a straight-line basis until September 30, 2003. The term of service contracts varied on a customer-by-customer basis. Due to the cost-ineffectiveness of tracking phones on an individual contract basis for amortization purposes, we estimated the average term of our contracts based on current trends.

         During the third quarter of 2003, we changed the accounting policy for the telephones given to our customers under exclusive service contracts. As a result, the cost of such telephones is recorded in the income statement at the moment when the contract is signed and such cost is included as a part of the cost of equipment sales and other, in the consolidated statement of income. The cumulative effect of this change in accounting policy resulted in a loss for the year 2003 of Ps.172.8 million related to the remaining balance of telephones being amortized as of that date, amount that is included in the line cumulative effect of change in accounting policy, in our consolidated income statement for the year ended December 31, 2003.

         In addition to the effect of this change, we reclassified Ps.245.7 million of the amortization for the period from January to September 2003, which was originally recorded in depreciation and amortization for the period, in the line item "handsets subsidy." We have reclassified Ps.1,264.2 million and Ps.455.0 million for the years ended December 31, 2001 and 2002, respectively, originally recorded under "depreciation and amortization" to "handsets subsidy."

GOODWILL

         Under Mexican GAAP, we amortize goodwill on a straight-line basis over a period of 20 years. We cancelled goodwill for Ps.38.2 million during the fourth quarter of 2003 related to our handset leasing business. This amount is recorded under "Intangible assets write-off." Since the effectiveness on January 1, 2005 of Bulletin B-7 "Business Acquisitions" issued by MIPA, goodwill is no longer amortized and its value will be subject to annual impairment tests.

DEFERRED TAXES

         At December 31, 2002, we had recorded a net deferred tax asset mainly reflecting the benefit of tax loss carry forwards. However, during the third quarter of 2003, we increased our valuation allowance due to changes in our business plan and estimates brought by our change in control. Considering the present financial situation of Iusacell, we cannot assure you that we will generate sufficient taxable income during the following years to realize our tax loss carry forwards. Our estimates and assumptions take into consideration all relevant business and market factors which are known to us at the time, some of which may change in the future due to factors outside our control (including shareholder strategic decisions). Should these factors adversely change in the future, we may be required to record a deferred tax liability. As of the date of this information memorandum, it is not possible for us to determine with accuracy either the results of the efforts described in Note 21b. to our Consolidated Financial Statements related to our debt restructuring, or the exact dates in which an eventual debt forgiveness would occur. As a result, we decided not to record a deferred income tax asset derived from the tax losses which we may use to reduce the tax effects of such debt forgiveness.

TOWER MONETIZATION

         In December 1999, we entered into a series of agreements with MATC Celular. These agreements, which were amended in May 2002, among other things, gave MATC Celular the right to acquire approximately 350 existing towers. In December 2003, we entered into a new series of agreements with MATC Celular that, among other things, gave MATC Celular the right to acquire up to 143 additional towers for up to U.S.$31.4 million. During 2001, 2002, 2003, 2004 and 2005 we sold, and leased back space in, 244, 76, 34, 97 and 6 towers, respectively, to MATC Celular. As of May 31, 2006, we have not sold any additional towers.

                                                                            (59)

         In 2003, 2004 and 2005, we recorded gains from the sale of fixed assets of Ps.96.3 million, Ps.214.8 million, and Ps.11.7 million in connection with our sale to MATC Celular of 34, 97 and 6 towers, respectively. However, the leasing of the towers from MATC Celular results in an increase in our operating expenses over the same periods..

RESULTS OF OPERATIONS

         The following table presents results of operations data for the years ended December 31, 2003, 2004 and 2005.

                                                     YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------
                                          2003          2004          2005         CHANGE
                                        --------      --------      --------      --------
                                           Ps.           Ps.           Ps.            %
                                        --------      --------      --------      --------
                                               (In millions of constant pesos as of
                                              December 31, 2005, except percentages)
Revenues from services ..........        4,769.1       5,188.0       6,506.9          25.4%
Commissions .....................         (247.1)       (325.7)       (384.8)         18.1%
Cost of sales ...................       (2,295.8)     (3,092.8)     (3,382.1)          9.4%
Operating expenses ..............       (1,745.7)     (1,308.9)     (1,700.5)         29.9%
Depreciation and amortization ...       (2,236.7)     (2,026.9)     (1,567.0)        (22.7)%
Operating loss ..................       (1,756.1)     (1,566.2)       (527.5)        (66.3)%
Results from sale of fixed assets           96.3         214.9          (4.9)       (102.3)%
Special items ...................         (820.6)           --            --            --
Early extinguishment of debt ....           16.9          41.7            --        (100.0)%
Other expenses, net .............         (681.1)        (11.6)        (28.2)         143.1%
Integral financing cost .........       (1,480.1)       (565.2)        (98.3)        (82.6)%
Net loss ........................       (5,118.1)     (2,055.4)       (705.5)        (65.7)%

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

NET REVENUES

The following table presents the sources of our revenues for the years ended December 31, 2004 and 2005:

                                           YEAR ENDED DECEMBER 31,
                             ---------------------------------------------------
                                     2004                    2005         CHANGE
                             --------------------     ----------------    ------
                               Ps.           %           Ps        %         %
                             -------       ------     -------    ------   ------
                                  (In millions of constant pesos as of
                                 December 31, 2005, except percentages)
Revenues from services ..    5,188.0         106.%    6,506.9     106.3%    25.4%
Commissions .............     (325.7)        (6.7%)    (384.8)     (6.3)%   18.1%
                             -------       ------     -------    ------   ------
Net revenues ............    4,862.3        100.0%    6,122.1     100.0%    25.9%
                             =======       ======     =======    ======   ======

Revenues from services

         Our revenues from services are principally derived from the provision of mobile telephony service (cellular and PCS) in Mexico. Our revenues from services also include revenues attributable to in-roaming and long distance service revenue generated by our mobile telephony subscribers, revenues from the provision of telecommunication services in Mexico other than mobile telephony service, including long distance service revenues from non-mobile subscribers, revenues from the provision of data transmission, short message services and paging services. Our revenues from services include all Bulletin B-10 inflation adjustments on all service revenue line items, whether mobile telephony service revenues or other service revenues. Revenues attributable to out-roaming are passed through to the applicable host operator. The table below presents revenues from services by source for the years ended December 31, 2004 and 2005:

                                                                            (60)

                                                         YEAR ENDED DECEMBER 31,
                                         ------------------------------------------------------
                                               2004(1)                2005(1)            CHANGE
                                         -------------------    -------------------      ------
                                           Ps.          %         Ps           %            %
                                         -------      ------    -------      ------      ------
                                                  (In millions of constant pesos as of
                                                 December 31, 2005, except percentages)
Airtime(2) ........................      1,349.7        26.0%   1,440.4        22.1%        6.7%
Calling party pays revenues(3) ....      1,405.2        27.1%   1,401.3        21.5%       (0.3)%
Monthly fees ......................      1,504.6        29.0%   2,169.8        33.3%       44.2%
Long distance .....................        318.1         6.1%     417.1         6.4%       31.1%
Value-added services(4) ...........         84.9         1.6%     211.6         3.3%      149.2%
In roaming ........................        173.4         3.3%     198.3         3.0%       14.4%
Out-roaming .......................        159.0         3.1%     133.0         2.0%      (16.4)%
Short message services ............        103.9         2.0%     256.9         3.9%      147.3%
Other .............................         89.2         1.7%     278.5         4.3%      212.2%
                                         -------      ------    -------      ------      ------
Total revenues from services ......      5,188.0       100.0%   6,506.9       100.0%       25.4%
                                         =======      ======    =======      ======      ======

----------
(1)      Figures include intercompany eliminations.
(2) Airtime includes additional outgoing postpaid minutes to those included in the package contracted for and prepaid outgoing minutes net of unbilled minutes. Incoming and outgoing airtime is charged on a per-minute basis.
(3) Includes amounts billed to other carriers for incoming minutes under the calling party pays modality. Incoming and outgoing airtime is charged on a per-minute basis.
(4) Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell's cellular magazines, as well as in-roaming service revenue. Does not include charges for related airtime. Customers using short messaging value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

         Revenues from services increased 25.4% in 2005 as compared to 2004. This increase resulted mainly from (1) an increase of 27.0% in our subscriber base primarily due to our continued aggressive promotional and discount campaign, (2) an increase in monthly fees due primarily to an increase in rates in several of our postpaid plans and (3) an increase in short message services revenue resulting from its increased popularity among customers.

         Postpaid customers increased by 66.4%, from 350,847 customers in 2004 to 583,695 customers in 2005. This increase was due to the continued implementation of strong mass media advertising and aggressive promotional and discount campaigns and an increase of our retention efforts. Prepaid customers increased by 14.5% from 1,111,893 customers in 2004 to 1,273,370 in 2005. The increase in 2005 reflects primarily a continued improvement in our ability to capture and retain customers as well as our strategy of providing a better service to our clients.

         Gross additions for 2005 totaled 1,063,385 customers, which represents a 29.4% increase from 2004. This increase resulted mainly from our continued aggressive campaigns of publicity, mass media advertising, higher points of sales, and the launching of new services.

         Postpaid subscriber churn decreased from an average monthly level of 2.8% in 2004 to 2.3% in 2005, primarily because of our continued client retention efforts and the implementation of our customer care regional structures that allowed us to be closer to our clients and give timely solutions to their needs. Our overall average monthly churn for the year decreased to 3.0% in 2005 from 4.3% in 2004 primarily because of our efforts to improve our customer service.

         As a result of the 29.4% increase in gross additions, the lower churn rates and the changes in our policy for turning over high value customers, we registered a net increase of 394,325 customers in 2005, as compared to net additions of 186,977 customers in 2004.

         Airtime revenues increased 6.7% mainly because of (1) a larger subscriber base, and (2) increased use of our hybrid plans.

         Calling party pays revenues slightly decreased 0.3% mainly due to a decrease in the rate from Ps.1.90 in 2004 to Ps.1.71 in 2005, partially offset by an increase in our subscriber base and in traffic.

         Monthly fees increased 44.2% mainly because of: (1) a 66.4% increase in our postpaid subscriber base (which includes 190,310 new subscribers of hybrid plans, and (2) the increase in several of our postpaid plans.

                                                                            (61)

         Long distance revenues increased 31.1% primarily as a result of (1) an increase in traffic originated by foreign long distance carriers due to higher demand, and (2) an increase in the volume of long distance calls of our customers, in each as a result of the increase in subscriber base.

         Value added services increased 149.2% due to (1) an increase in the theft protection charges billed to our subscribers, and (2) an increase of sales in the push-to-talk add-ons and 3G services.

         Short message services revenues increased 147.3% due to a higher use of this service from our customers, and an increase of revenues charged to other carriers.

         Blended average MOUs for 2005 increased 22.0%, from 141 minutes to 172 minutes, primarily due to the reduction of the price per minute that allow the clients to make more calls for less money and the increase in postpaid subscribers as a percentage of the total subscriber base. Average monthly MOUs for postpaid customers increased 2.7%, to 453 minutes in 2005 from 441 minutes in 2004, while average monthly MOUs for prepaid customers increased 7.0%, from 57 minutes in 2004 to 61 minutes in 2005.

         Overall, ARPU increased 4.8% from Ps.293.4 in 2004 to Ps.307.5 in 2005, as a result of the increase of the proportion of the postpaid subscribers as percentage of the total subscriber base. Postpaid ARPU decreased 11.4% from Ps.840.3 in 2004 to Ps.744.9 in 2005, while prepaid ARPU decreased 3.2% from Ps.140.2 in 2004 to Ps.135.7 in 2005.

Commissions

         Commissions increased 18.1% in 2005, from Ps.325.7 million in 2004 to Ps.384.8 million in 2005. This increase was primarily due to a higher prepaid airtime sales, increased volume bonuses and higher collection commissions.

COST OF SALES

Cost of Services

         Cost of services includes taxes and fees on revenues payable to the Mexican government, interconnection costs, and technical costs such as maintenance, repair costs, lease expenses, salaries of technical personnel and utilities on a pro-rata basis. Our cost of services increased 24.2% to Ps.2,728.6 million in 2005 as compared to Ps.2,196.7 million in 2004, primarily as a result of (1) an increase of Ps.154.5 million in costs related to the capacity exchange and roaming agreement with Unefon (see "Related Party Transactions--Unefon Capacity Exchange and Roaming"), (2) an increase of Ps.40.1 million in the number of leased transmission sites, (3) an increase of Ps.116.3 million of calling party pays interconnection, and (4) an increase of Ps.108.1 million from the annual payments generated from the acquisition of PCS licenses. As a percentage of net revenues, cost of services decreased to 44.6% in 2005 from 45.2% in 2004, because of a higher increase in our net revenues than the increase of our cost of services.

Handsets subsidy

         This caption is the net resulting from the revenues from the sale of the telephone less the following components: (1) the handset cost, (2) commissions related to the handset activation, and (3) other costs, etc. Handsets subsidy decreased 27.1% from Ps.896.2 million in 2004 to Ps.653.5 million in 2005 primarily due to the change in our accounting policy in 2005. Beginning January 1, 2005 we began to amortize the net subsidy of the handsets sold through postpaid plans during the life of the service contract. Our management considers that this change improves the presentation of the financial information related to those concepts by identifying in a sole caption the amount designated for handsets subsidy. In addition, since the average length of service contracts increased during 2005, our management believes that there exists a closer correlation between the costs necessary to provide service revenues (which are accrued during the life of the service contract) and the average length of service contracts. If we had followed the accounting policy used in 2004 and 2003, the handsets subsidy would have been Ps.1,295.3 million for the year ended December 31, 2005. As a result of the foregoing changes in 2005, it became impractical for us to determine the effect of this change in our accounting policy for the years ended 2003 and 2004 since we lack sufficient information (per every handset activation) to determine the handset subsidy amortization that would have resulted if we had applied our new accounting policy during those years.

                                                                            (62)

OPERATING EXPENSES

         Operating expenses increased 29.9% to Ps.1,700.5 million in 2005 from Ps.1,308.9 million in 2004. As a percentage of total revenues, operating expenses increased to 27.8% in 2005 from 26.9% in 2004 because of (1) an increase of employees due to our regionalization strategy, (2) an increase of temporary employees due to the opening of new points of sale, (3) an increase in advertising expenses, and (4) an increase in fees paid to counselors and advisors due to the debt restructuring effort.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization expenses decreased 22.7% from Ps.2,026.9 million in 2004 to Ps.1,567.0 million in 2005, primarily due to (1) the effectiveness on January 1, 2005 of Bulletin B-7 "Business Acquisitions" issued by the MIPA, goodwill is no longer amortized and its value will be subject to annual impairment tests and (2) our capital expenditures in 2005 were not enough to offset the effect of those fixed assets that became fully depreciated in 2005.

RESULTS FROM SALE OF FIXED ASSETS

         We had a loss of Ps.4.9 million in 2005 mainly as a result of the sale of 6 towers and the disposal of obsolete fixed assets, while in 2004, we had a gain of Ps.214.9 million from the sale of 97 towers. See--"Tower Monetization."

TAX PROVISIONS

         Our asset tax provisions decreased 66.0%, or Ps.106.1 million in 2005. In accordance with certain modifications to the Mexican Asset Tax Law, we were allowed in 2005 to deduct debts to the taxable basis for asset tax purposes; however, since this provision was ruled unconstitutional by the Mexican Supreme Court, we filed an action for injunctive relief (amparo) in respect of the years we were not allowed to make the deduction. We were successful in our action but the liability was recorded in 2003 and 2004 applying the rules that prevailed at that time.

INTEGRAL FINANCING COST

         Our integral cost of financing decreased by 82.6%, from Ps.565.2 million in 2004 to Ps.98.3 million in 2005. This decrease was mainly due to an increase in our foreign exchange gains from Ps.72.0 million in 2004 to Ps.573.6 million in 2005. This increase was partly offset by a 6.6% decrease in our gain from monetary position.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

NET REVENUES

         The following table presents the sources of our revenues for the years ended December 31, 2003 and 2004:

                                                         YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------------
                                                2003                     2004             CHANGE
                                         -------------------      -------------------     ------
                                           Ps.           %           Ps           %         %
                                         -------       -----      -------       -----     ------
                                                  (In millions of constant pesos as of
                                                  December 31, 2005, except percentages)
Revenues from services ............      4,769.1       105.5%     5,188.0       106.7%       8.8%
Commissions .......................       (247.1)       (5.5)%     (325.7)       (6.7)%     31.8%
                                         -------       -----      -------       -----     ------
Net revenues ......................      4,522.0       100.0%     4,862.3       100.0%       7.5%
                                         =======       =====      =======       =====     ======

Revenues from service

         The table below presents revenues from services by source for the years ended December 31, 2003 and 2004:

                                                                            (63)

                                                    YEAR ENDED DECEMBER 31,
                                     -----------------------------------------------------
                                           2003(1)                2004(1)          CHANGE
                                     ------------------     ------------------    --------
                                       Ps.          %         Ps            %         %
                                     -------      -----     -------      -----    --------
                                             (In millions of constant pesos as of
                                             December 31, 2005, except percentages)
Airtime(2) ......................    1,080.4       22.7%    1,349.7       26.0%       24.9%
Calling party pays revenues(3) ..    1,303.7       27.3%    1,405.2       27.1%        7.8%
Monthly fees ....................    1,468.8       30.8%    1,504.6       29.0%        2.4%
Long distance ...................      360.4        7.6%      318.1        6.1%      (11.7)%
Value-added services(4) .........      180.7        3.8%       84.9        1.6%      (53.0)%
In-roaming ......................      159.6        3.3%      173.4        3.3%        8.6%
Out-roaming .....................      173.4        3.6%      159.0        3.1%       (8.3)%
Short message services ..........        6.1        0.1%      103.9        2.0%    1,603.3%
Other ...........................       36.0        0.8%       89.2        1.7%      147.8%
                                     -------      -----     -------      -----    --------
Total revenues from services ....    4,769.1      100.0%    5,188.0      100.0%        8.8%
                                     =======      =====     =======      =====    ========

----------
(1)      Figures adjusted for intercompany eliminations.
(2) Airtime includes additional outgoing postpaid minutes to those included in the package contracted for and prepaid outgoing minutes net of unbilled minutes. Incoming and outgoing airtime is charged on a per-minute basis.
(3) Includes amounts billed to other carriers for incoming minutes under the calling party pays modality. Incoming and outgoing airtime is charged on a per-minute basis.
(4) Includes fees for value-added services, such as call waiting, call transfer, emergency service, secretarial service and three-way calling, and revenues from premiums for surety bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell's cellular magazines. Does not include charges for related airtime. Customers using short messaging value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.

         Revenues from services increased 8.8% in 2004 as compared to 2003. This increase results mainly from (1) a 14.7% increase in our total subscriber base primarily due to an aggressive promotional and discount campaign in 2004, and the opening of new points of sale, and (2) an increase in airtime usage by our customers as a result of our focus on corporate accounts. These factors were partially offset by a reduction in the fees charged to customers as part of our promotional campaign.

         Postpaid customers increased by 26.7%, from 276,730 customers in 2003 to 350,847 customers in 2004. This increase was due mainly to (1) the implementation of mass media advertising and aggressive promotional and discount campaigns, and (2) the opening of new points of sale. Prepaid customers increased by 11.3%, from 999,033 customers in 2003 to 1,111,893 in 2004. The increase in 2004 reflects primarily an improvement in our ability to capture and retain customers in 2004 as compared to 2003, when we implemented certain cuts in our sales, marketing and distribution operations to address our critical financial condition.

         Gross additions for 2004 totaled 821,765 customers, which represents a 38.5% increase from 2003. This increase resulted mainly from the advertising and promotional campaigns referred to above.

         Postpaid subscriber churn decreased from an average monthly level of 3.3% in 2003 to 2.8% in 2004, primarily because of our client retention efforts and a tighter supervision of our customer care operations. As a result of this and an improvement in our ability to retain prepaid customers, our overall average monthly churn for the year decreased to 4.3% in 2004 from 6.3% in 2003.

         As a result of the 38.5% increase in gross additions and the decrease in our overall churn, we registered a net increase of 186,977 customers in 2004, as compared to a net reduction of 805,437 customers in 2003. The net reduction in 2003 includes the removal during the second half of 2003 of approximately 572,000 customers who were determined to be inactive users under our new prepaid turnover policy.

         Airtime revenues increased 24.9% mainly because of (1) a larger subscriber base, (2) increased use in our hybrid plans, and (3) an increase in additional outgoing postpaid minutes.

         Calling party pays revenues increased 7.8% mainly due to (1) a larger subscriber base in both the prepaid and postpaid modalities, and (2) promotions on our rates that resulted in more incoming traffic.

         Monthly fees increased 2.4% mainly because of a 26.7% increase in our postpaid subscriber base, offset in part by discounts and promotions offered in our plans.

                                                                            (64)

         Long distance revenues decreased 11.7% primarily as a result of (1) a decrease in traffic with foreign long distance carriers due to lower demand, and
(2) increased competition in long distance rates.

         Blended average MOUs for 2004 increased 90.5%, from 74 minutes to 141 minutes, primarily due to an increase in the postpaid subscriber base, and promotions in zones where we have had lower traffic. Average monthly MOUs for postpaid customers increased 67.1%, to 441 minutes in 2004 from 264 minutes in 2003, while average monthly MOUs for prepaid customers increased 90.0%, from 30 minutes in 2003 to 57 minutes in 2004.

         Overall ARPU increased 54.8% from Ps.189.5 in 2003 to Ps.293.4 in 2004, as a result of our strategy to focus our efforts on attracting high-usage postpaid customers and tailoring plans to corporate clients, which tend to generate more revenue than other customers. Postpaid ARPU increased 12.4% from Ps.747.0 in 2003 to Ps.840.3 in 2004, while prepaid ARPU increased 66.0% from Ps.84.5 in 2003 to Ps.140.2 in 2004.

Commissions

         Commissions increased 31.8% from Ps.247.1 million in 2003 to Ps.325.7 million in 2004 due to (1) increased competitiveness and an increase in rates paid to distributors, (2) higher sales of prepaid airtime, and (3) the introduction of more points of sale.

COST OF SALES

Cost of Services

         Cost of services includes taxes and fees on revenues payable to the Mexican government, interconnection costs, and technical costs such as maintenance, repair costs, lease expenses, salaries of technical personnel and utilities on a pro-rata basis. Our cost of services increased 33.0% to Ps.2,196.7 million in 2004 as compared to Ps.1,652.2 million in 2003, primarily as a result of (1) a Ps.276.1 million, or 70.6% increase in calling party pays interconnection, (2) a Ps.80.5 million increase in taxes on telecommunications revenues payable to the Mexican government due mainly to an increase in our taxable income, (3) an increase of Ps.57.6 million in costs related to the capacity exchange and roaming agreement with Unefon (see "Related Party Transactions--Unefon Capacity Exchange and Roaming," and (4) Ps.124.0 million in extraordinary inventory write-offs and obsolescence charges related to certain handsets, compared to a Ps.45.7 million credit in 2003 related to an adjustment made for an excess in allowance for obsolete and slow-moving inventory. These factors were offset by a Ps.112.2 million decrease in technical expenses due to a lower headcount and savings in maintenance and leasing expenses. As a percentage of net revenues, cost of services increased to 45.2% in 2004 from 36.5% in 2003 because of competitive pressures that did not allow us to transfer fully to our customers the increased interconnection costs and required us to conduct aggressive discount and promotional campaigns.

Handsets Subsidy

         Handsets subsidy increased 39.2% from Ps.643.6 million in 2003 to Ps.896.2 million in 2004 primarily due to (1) higher gross additions in 2004 and
(2) the cumulative effect of change of accounting policy was not presented as part of the handsets subsidy.

OPERATING EXPENSES

         Operating expenses decreased 25.0% to Ps.1,308.9 million in 2004 from Ps.1,745.7 million in 2003. As a percentage of total revenues, operating expenses decreased to 26.9% in 2004 from 38.6% in 2003 because of (1) a Ps.201.8 million decrease in advertising expenses, (2) a Ps.96.7 million decrease in overhead expenses at our stores because of the transfer of the operation of many of our stores to Elektra (see "Related Party Transactions--Elektra Marketing and Sales Services and Operation and Management of our Customer Sales and Service Centers"), (3) a Ps.62.9 million decrease in lease, repair and maintenance costs related to our corporate headquarters, as we occupied less space in 2004 as compared to 2003 due to a reduction in personnel, (4) a Ps.61.6 million decrease in professional fees, including legal and consulting, and (5) a Ps.49.0 million decrease in severance payments because our significant downsizing occurred in 2003. These decreases were offset in part by a Ps.34.7 million increase in our reserves for doubtful accounts due to our increased revenue base.

                                                                            (65)

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization expenses decreased 9.4% from Ps.2,236.7 million in 2003 to Ps.2,026.9 million in 2004, primarily due to a decrease in the fixed asset base resulting from the impairment of assets mainly related to transmission that were obsolete in 2003, the sale of 97 towers during 2004 and the full depreciation of some assets.

RESULTS FROM SALE OF FIXED ASSETS

         We had a gain of Ps.214.9 million in 2004 mainly as a result of the sale of 97 towers to MATC Celular, while in 2003, we had a gain of Ps.96.3 million as a result of the sale of 34 towers. See--"Tower Monetization."

SPECIAL ITEMS

         For 2003, we recorded a write-off of Ps.380.7 million corresponding to intangible assets and goodwill, a charge of Ps.439.9 million for the valuation of abandoned fixed assets and a write-off of Ps.732.6 million corresponding to installation expenses and capitalized debt issuance expenses. See a more detailed explanation in "--Recent Changes in Our Accounting Policies."

TAX PROVISIONS

         Our tax provisions decreased 52.4%, or Ps.176.7 million in 2004, due to a downward adjustment in 2003 of deferred tax assets because of uncertainty as to the realization of tax loss carryforwards, resulting in a Ps.178.1 million increase of the tax provision in that year.

INTEGRAL FINANCING COST

         Our integral cost of financing decreased by 61.8%, from Ps.1,480.1 million in 2003 to Ps.565.2 million in 2004. This decrease was mainly due to (1) a change in foreign exchange from a loss of Ps.809.2 million in 2003 to a gain of Ps.72.0 million in 2004 because of the effect of the devaluation and the appreciation on a weighted average basis of the peso as compared to the U.S. dollar in 2003 and in 2004, respectively, on our net U.S. dollar liability position, and (2) a Ps.100.3 million increase in net monetary gains due to the effect of a higher rate of inflation in 2004 in our net monetary liability position. These factors were offset in part by a Ps.66.6 million increase in net interest expense due to interest expense recorded in connection with the agreement with Mr. Elizondo, and higher commissions charged by SECSA (see "Related Party Transactions--SECSA Collection and Payment Services").

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

NET REVENUES

         The following table presents the sources of our net revenues for the years ended December 31, 2002 and 2003:

                                                YEAR ENDED DECEMBER 31,
                               ---------------------------------------------------------
                                       2002                     2003              CHANGE
                               -------------------      -------------------       ------
                                 Ps.           %          Ps            %            %
                               -------       -----      -------       -----       ------
                                         (In millions of constant pesos as of
                                         December 31, 2005, except percentages)
Revenues from services ..      6,051.8       107.5%     4,769.1       105.5%       (21.2)%
Commissions .............       (423.3)       (7.5)%     (247.1)       (5.5)%      (41.6)%
                               -------       -----      -------       -----       ------
Net revenues ............      5,628.5       100.0%     4,522.0       100.0%       (19.7)%
                               =======       =====      =======       =====       ======

                                                                            (66)

         Revenues from services decreased 21.2% in 2003 as compared to 2002. This decrease results mainly from a growing increase in market competition, less prices and our incapacity to react to this growing competition due to our strong financial restrictions. In order to control more effciciently our costs during 2003, we were forced to make significant reductions in our sales, marketing and distribution operations. Additionally, we redisigned our plans for expanding and updating our wireless network. On the other hand, our commissions were reduced 41.6%, primarily from a decrease in our prepaid air time sales and the modification in 2003 of our payment plans for our distributors.

         Postpaid customers decreased by 9.9%, from 307,129 in 2002 to 276,730 in 2003. This decrease was due mainly to minor additions of postpaid during 2003. Prepaid customers decreased by 43.7%, from 1,774,071 customers in 2002 to 999,033 customers in 2003. The decrease in 2003 reflects primarily (i) the churn related to reduction of the period in which a prepaid customer can receive incoming calls but can not make outgoing calls, which varied from 305 - 275 days (depending of the last of the amount of the last customers recharge) to 90 days and (ii) minor net additions in prepaid during 2003.

         Gross additions for 2003 totaled 593,284 customers, which represents a 47.1% decrease from 2002. This decrease resulted mainly from the significant reduction of our sales, marketing and distribution operations, resulting from our critical financial condition, as well as from our strategy change, focusing more to at the sale of products of greater added value, instead of low value segments.

         Postpaid subscriber churn decreased from an average monthly level of 3.6% in 2002 to 3.3% in 2003, as we adopted stricter collection procedures to reduce bad debt and implemented new loyalty and retention programs. However, our overall average monthly churn for the year increased to 6.3% in 2003 from 3.4% in 2002 primarily because of the substantial turnover that resulted from our decision to shorten the "incoming calls only period" of our prepaid customers.

         As a result of the 47.1% decline in gross additions, the higher churn rates and the changes in our policy for turning over prepaid customers, we registered a net reduction of 805,437 customers in 2003, as compared to net additions of 226,034 customers in 2002. This includes the removal during the second half of 2003 of approximately 572,000 customers who were determined to be inactive users under our new prepaid turnover policy.

         Monthly fees, airtime revenues, calling party pays revenues, long distance revenues and value-added service revenues each decreased in 2003 as compared to 2002 primarily because of the reduction in postpaid subscribers. Blended average MOUs for 2003 increased 17.5%, from 63 minutes to 74 minutes, primarily due to (i) a higher proportion of postpaid customers in our subscriber base, and (ii) aggressive promotions aimed at increasing usage by offering lower per minute prices. Average monthly MOUs for postpaid customers increased 23.4%, to 264 minutes in 2003 from 214 minutes in 2002, while average monthly MOUs for prepaid customers increased 3.4%, from 29 minutes in 2002 to 30 minutes in 2003.

         Overall, ARPU decreased slightly, 0.7% from Ps.191.0 in 2002 to Ps.189.5 in 2003, as a result of a variety of promotions that involved lower per minute prices. Postpaid ARPU decreased 1.1% from Ps.755.0 in 2002 to Ps.747.0 in 2003, while prepaid ARPU increased 0.2% from Ps.84.3 in 2002 to Ps.84.5 in 2003.

COST OF SALES

         Cost of Services

         Our cost of services declined 18.4% to Ps.1,652.2 million in 2003 as compared to Ps.2,023.7 million in 2002, primarily as a result from stringent financial controls we implemented in the second half of 2003. As a percentage of net revenues, cost of services increased to 36.5% in 2003 from 36.0% in 2002, because of the 19.7% decreased in net revenues in 2002.

         Handsets Subsidy

         Handsets subsidy increased 3.0% in 2003, to Ps.624.7 million in 2002 to Ps. 643.6 million in 2003, primarily due to (i) a change in accounting policy implemented in the third quarter of 2003 whereby we expensed immediately the cost of the handsets we gave to our customers, instead of amortizing it over the life of the customer's contract and (ii) a more aggressive handset purchase campaign.

                                                                            (67)

OPERATING EXPENSES

         Operating expenses increased 14.4% to Ps.1,745.7 million in 2003 compared to Ps.1,526.5 million in 2002. As a percentage of net revenues, operating expenses increased to 38.6% in 2003 from 27.1% in 2002 because of a 19.7% decrease of net revenues in 2003. Some of the items which were the following: (1) increase in advertising expenses during the second half of 2003 and (2) severance payments made as a result of headcount reductions.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization expenses increased 7.3% from Ps.2,084.6 million in 2002 to Ps.2,236.7 million in 2003, primarily due to acquisitions of fixed assets during 2003.

RESULTS FROM SALE OF FIXED ASSETS

         We had other income of Ps.96.3 million in 2003 mainly as a result of the sale of 34 towers to MATC Celular, while in 2002, we had other income of Ps.114.1 million from the sale of 76 towers. See--"Tower Monetization."

SPECIAL ITEMS

         For 2003, we recorded a write-off of Ps.380.7 million corresponding to intangible assets and goodwill, a charge of Ps.439.9 million for the valuation of abandoned fixed assets and a write-off of Ps.732.7 million corresponding to installation expenses and capitalized debt issuance expenses.

TAX PROVISIONS

         Our tax provisions increased 147.8%, or Ps.201.2 million in 2003, due to the increase in our valuation allowance related to a deferred tax asset from our tax loss carry forwards. We decided to increase the valuation allowance by Ps.178.1 million due to uncertainty about the realization of tax loss carry forwards.

INTEGRAL FINANCING COST

         Our integral cost of financing decreased by 13.5%, from Ps.1,710.2 million in 2002 to Ps.1,480.1 million in 2003. This decrease was mainly due to a Ps.353.4 million decrease in exchange losses in 2003 as a result of the effect of a lower rate of devaluation of the peso as compared to the U.S. dollar, our currency of indebtedness, in such year.

         This decrease was offset in part by (i) a Ps.88.3 million decrease in gain from monetary position in 2003 because of the effect of a lower rate of inflation in such year on our net monetary liability position, and (ii) a Ps.35.0 million increase in 2003 in our net interest expense because of the effect of the devaluation of the peso on our U.S. dollar-denominated debt.

INCOME TAX, ASSET TAX AND EMPLOYEES' PROFIT SHARING

         Beginning January 1, 1999, as a result of Mexican Income Tax Law amendments, we were required to limit our tax consolidation to 60% of all our subsidiaries, except for six entities (Iusatel, S.A. de C.V., Iusatelecomunicaciones, S.A. de C.V., Infotelecom, S.A. de C.V., Iusacell PCS, Iusacell PCS de Mexico and Punto-a-Punto Iusacell, S.A. de C.V.) which were not included in our annual consolidated income tax return (although they were consolidated for financial reporting purposes), because we did not hold more than 50% of the voting shares of such subsidiaries. Beginning with fiscal year 2003, we were allowed to consolidate Iusacell PCS, and Iusacell PCS de Mexico for tax purposes. We were allowed to consolidate the remaining subsidiaries (except Punto-a-Punto Iusacell, S.A. de C.V.) for the 2005 tax consolidation. We expect to be allowed to consolidate Punto-a-Punto Iusacell, S.A. de C.V.) for tax purposes during 2006.

                                                                            (68)

         In December 2000, the Mexican Finance Ministry (Secretaria de Hacienda y Credito Publico) ruled that we could prepare consolidated tax returns for ourselves and the subsidiaries in which we hold a majority of voting shares and thereby apply our net operating loss carry forwards against our and such subsidiaries' profits. In April 2001, the Mexican Finance Ministry ruled that Iusacell Celular's net operating loss carry forwards could be transferred to Iusacell, so that Iusacell could apply such net operating loss carry forwards against its and its majority-owned subsidiaries' tax result.

         Iusacell and its subsidiaries pay an alternative net asset tax, which is levied on the average value of substantially all assets less certain liabilities. This tax, which is 1.8% of the taxable base, is required to be paid if the amount of the asset tax exceeds the computed income tax liability. We recorded provisions of Ps.159.3 million, Ps.160.7 million and Ps.54.6 million for asset tax for 2003, 2004 and 2005 respectively. These taxes may be applied in subsequent years against income tax payments, to the extent income tax liabilities for such years exceed the net asset tax calculation. Due to net losses, we paid no income taxes in 2003, 2004 and 2005 and paid the asset taxes specified above.

         During 2003, 2004 and 2005, we decided to increase the net deferred asset valuation allowance which is mainly originated by the effect of the tax loss carry forwards, reflecting the uncertainty about our ability to continue as an ongoing concern. The realization of the net deferred tax asset heavily depends on generating sufficient taxable income prior to expiration of the tax loss carry forwards. Our management estimates that, considering our present critical financial condition, the realization of the tax loss carry forwards cannot be assured through the generation of sufficient taxable income during the applicable period. See "--Recent Changes in Our Accounting Policies" and Note 13 to the Consolidated Financial Statements for a discussion of our tax loss carry forwards.

         While we have no employees at the holding company level, our subsidiaries are required under Mexican law to pay their employees, in addition to their required compensation and benefits, profit sharing in an aggregate amount equal to 10% of the taxable income of the relevant subsidiary (calculated without reference to inflation adjustments or amortization of tax loss carry forwards). There was no statutory profit sharing in any periods presented.

ii) FINANCIAL SITUATION, LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------

         Our liquidity requirements include working capital, purchases of network equipment, interest and principal payments on outstanding indebtedness and acquisitions of and strategic investments in businesses. We have financed our growth to date through equity contributions from our previous principal shareholders, public offerings and private placements of debt and equity securities, bank debt and vendor financing.

         Funds from operating activities and other sources have not been sufficient to enable us to make:

         o the U.S.$24.9 million interest payments on the Iusacell senior notes which were due on each of June 1, 2003, December 1, 2003, June 1, 2004 and December 1, 2004, and the U.S.$350.0 million principal payment and accrued interest which became due upon acceleration notified by an unidentified percentage or holders on April 29, 2005.

         o the U.S.$7.5 million interest payment on the Iusacell Celular 10% senior notes due 2004 which was due on July 15, 2003 and the U.S.$150.0 million principal payment and accrued interest which became due upon acceleration on September 11, 2003.

         o the U.S.$265.6 million principal payment on Iusacell Celular's senior refinancing secured loan which was due on March 31, 2004 because of the automatic acceleration of the maturity date of the loan as a result of our failure to refinance the Iusacell Celular senior notes by such date.

         o the U.S.$3.7 million principal payments on the BNP Paribas facilities which were due on each of June 16, 2003, December 16, 2003 and June 15, 2004, and the U.S.$2.6 million principal payments that were due on December 15, 2004, June 15, 2005, December 15, 2005 and June 15, 2006.

         o the U.S.$7.8 million principal payment plus accrued interest on the GTE Venholdings B.V. promissory note which was due on November 8, 2003,

                                                                            (69)

         o the U.S.$1.0 million principal payment which was due on February 7, 2005, August 8, 2005 and February 6, 2006, and the U.S.$0.1
              million principal payments which was due on July 25,2005 and January 23, 2006, under the Harris Facility, and

         o the U.S.$7.0 million principal payment on a promissory note due to Elektra on October 30, 2003.

         In addition, funds will not be sufficient to meet our debt service and principal amortization requirements, working capital requirements and capital expenditure needs for our existing businesses through 2005. Our future operating performance and ability to service and repay our indebtedness will be subject to many factors, including a successful debt restructuring, future economic and competitive conditions and to financial, business and other factors, many of which are beyond our control.

         CAPITAL EXPENDITURES

         We plan capital expenditures for 2006, 2007 and 2008 to total approximately U.S.$305.0 million, not including capitalized interest. We anticipate that approximately U.S.$70.0 million of such capital expenditures will need to be invested during 2006, in order to acquire, build out and operate our PCS network, to increase the coverage and improve the quality of our cellular and long distance networks in the central regions and to expand our advanced data network capabilities in certain key cities.

         As we make additional investments in our mobile telephony network and pursue long distance and data transmission opportunities, we may need additional external funding in 2007 and beyond. Furthermore, the investments required to keep pace with technological change, such as extended coverage on third-generation wireless telecommunication equipment, will require additional capital resources.

         The degree and timing of capital expenditures will remain strongly dependent on the nature, timing and success of our debt restructuring efforts, the competitive environment and economic developments in Mexico, including inflation and exchange rates, the timing of regulatory actions and on the availability of new funding from suitable debt and/or equity financing.

         The failure to obtain funding for capital expenditures will materially adversely affect our ability to compete effectively against better capitalized competitors and to withstand downturns in our business or in the Mexican economy generally.

         Our total capital expenditures in 2005 were U.S.$64.0 millions, which were used principally to acquire, build out and operate our PCS network in Mexico, to increase the coverage and improve the quality of our cellular and long distance networks in the central regions and to expand our advanced data network capabilities in certain key cities.

         Our total capital expenditures in 2004 were U.S.$40.2 million, which were used to make additional investments in the central regions and expand the advance data network capabilities into other key cities and to acquire, build out and operate our PCS network in Northern Mexico, among other things.

         In 2003, the total amount of our capital expenditures was U.S.$18.2 million, which we invested to maintain our coverage and improve our information systems. The level of Capital Investment was low due to cash and our financial situation.

HEDGING ACTIVITIES

         As of December 31, 2005, we do not carry out any hedging activities.

                                                                            (70)

CHANGES IN FINANCIAL POSITION

         Historically, our cash generated from operating activities has not been sufficient to meet our debt service, working capital and capital expenditure requirements. We have relied on the capital markets for new equity and debt financing, vendor financing and borrowings and equity contributions from our principal shareholders to meet such funding needs. For the years ended 2003, 2004 and 2005, our earnings were insufficient to cover our fixed charges by Ps.5,510.9 million, Ps.1,845.9 million and Ps.600.3 million, respectively.

         Our total consolidated debt, including other financings, was Ps.8,534.4 million at December 31, 2005. At December 31, 2005, our ratio of debt to total capitalization was 130.7% compared to 113.7% at December 31, 2004.

         RESOURCES FROM OPERATING ACTIVITIES

         Resources from operating activities were Ps.584.0 million in 2005 compared to Ps.448.8 million in 2004. The variation was primarily due to (1) a lower operating loss in 2005 as compared to 2004, (2) lower inventory purchases in 2005 as compared to 2004, and (3) a higher financing through our suppliers in 2005 as compared to 2004.

         Resources from operating activities were Ps.448.8 million in 2004. The change from a net use of resources for operating activities of Ps.219.4 million in 2003 to resources provided by operating activities in 2004 of Ps.448.8 million was primarily due to (1) a lower operating loss in 2004 as compared to 2003 and (2) lower inventory purchases in 2004 as compared to 2003..

         RESOURCES FROM FINANCING ACTIVITIES

         Resources from financing activities decreased to a net use of Ps.82.5 million in 2005, from resources provided of Ps.253.0 million in 2004. This decrease was mainly due to a lower effect of the valuation of our U.S. dollar denominated debt from a positive amount of Ps.246.7 million in 2004 to a negative amount of Ps.76.1 million in 2005. This effect resulted from (1) the appreciation of the Mexican peso against the U.S. dollar as of December 31, 2005 compared to the exchange rate as of December 31, 2004, and (2) the recording of the excess of reimbursement over the cost of shares of certain our subsidiaries. Those effects were partially offset by the net resources of Ps.178.9 million received from the securitization of accounts receivable in 2005.

         Resources from financing activities increased to Ps.253.0 million in 2004, from Ps.181.5 million in 2003. This increase was mainly due to the payment of Ps.141.6 million of notes in 2003, partially offset by a Ps.76.4 million decrease in our debt resulting from the appreciation of the Mexican peso in relation to the U.S. dollar at December 31, 2004 as compared to December 31, 2003.

         RESOURCES USED FOR INVESTING ACTIVITIES

         Resources used in investing activities decreased to Ps.466.1 million in 2005 from Ps.704.0 million in 2004 primarily due to (1) an increase in investments in our network to serve a higher subscriber base, (2) acquisitions and upgrades in software and licenses to improve our billing and information systems, and (3) the acquisition of PCS licenses of Ps.39.6 million. Those increases were offset by a decrease in the acquisitions of other long-term assets in 2005 compared to 2004.

         Resources used in investing activities increased to Ps.704.0 million from Ps.136.7 million in 2003 primarily due to (1) an increase in investments in our network to serve a higher subscriber base, (2) acquisitions and upgrades in software and licenses to improve our billing and information systems, and (3) the operating and/or remodeling of our corporate and regional headquarters.

         FINANCIAL INSTRUMENTS

         Iusacell's financial instruments consist mainly of cash and cash equivalents, accounts receivable and payable, other financing and debt originally issued as long-term.

                                                                            (71)

         Until October 2002, Iusacell used derivatives to manage the fluctuation risk in interest rates and in foreign exchange rates. As December 31, 2005, we did not have foreign exchange or interest rate risk hedges.

         CASH

         Cash consist principally in banking deposits. Iusacell invests its cash in excess in deposits with banks.

         POSITION IN FOREIGN CURRENCY

The balance sheet as of December 31 includes assets and liabilities denominated in U.S. Dollars, as follows (figures expressed in millions of U.S. Dollars):

                                            2005                2004
                                      ---------------     ----------------
Monetary assets                       U.S.$      11.4     U.S.$       12.3
Monetary liabilities                         (1,117.4)            (1,045.3)
                                      ---------------     ----------------
Net monetary liability position       (U.S.$  1,106.0)    (U.S.$   1,033.0)
                                      ===============     ================
Equivalent in nominal Mexican pesos   (Ps.   11,734.9)    (Ps.    11,518.1)
                                      ===============     ================

As of December 31, 2005 and 2004, an important portion of the inventories of cellular telephones and accessories, and most of the communications equipment are of foreign origin.

During 2005, 2004 and 2003, interest income and interest expense on assets and liabilities denominated in U.S. Dollars, were as follows (figures expressed in millions of U.S. Dollars):

                                          2005          2004            2003
                                      -----------   ------------   -----------
Interest income                        U.S.$    -    U.S.$     -    U.S.$  0.5
Interest expense                            (92.2)         (82.1)        (81.9)
                                      -----------   ------------   -----------
Net interest expense                  (U.S.$ 92.2)  (U.S.$  82.1)  (U.S.$ 81.4)
                                      ===========   ============   ============
Equivalent in nominal Mexican pesos   (Ps.  978.3)  (Ps.   915.6)  (Ps.   914.5)
                                      ===========   ============   ============

         Operating results for the years ended December 31, 2005, 2004 and 2003 include depreciation and amortization expenses related to fixed assets and inventories of foreign origin.

OFF-BALANCE SHEET ARRANGEMENTS

         We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TREND INFORMATION

         In addition to the events and developments identified elsewhere in this section, our financial condition and results of operations could also be materially affected by the following events and developments:

                                                                            (72)

REGULATORY DEVELOPMENTS

CALLING PARTY PAYS

         We are currently discussing with COFETEL, Telmex and other Mexican carriers the possibility of extending the calling party pays ("CPP") modality to all incoming long distance calls. If CPP is extended to all incoming long distance calls, we believe that this change would have a positive impact on our cellular revenues. We cannot assure you that COFETEL and other carriers will agree to implement these changes.

INTERNATIONAL LONG DISTANCE SERVICE

         In 1996, COFETEL established a uniform rate and proportional return system for international traffic. In June 2004, as a result of a complaint under the World Trade Organization, Mexico agreed to eliminate the proportional return system and permit free negotiations between international carriers to terminate their calls. These free negotiations between international carriers have resulted in a reduction of the price of long distance calls. We cannot predict whether such reduction will have a positive impact on our long distance revenues by generating a greater volume of calls, or a negative impact resulting from a loss of business to competitors which could offer better prices than us.

SERVICE AND TECHNOLOGICAL DEVELOPMENTS

Short Message Service (SMS)

         In December 2003, Iusacell signed an agreement with other mobile companies to allow our respective customers to exchange short messages. Iusacell cannot predict whether short messages will have an adverse impact on the volume of voice calls and its final impact over revenues.

Multimedia Message Service (MMS)

         In the second half of 2004, Iusacell launched several applications of MMS such as music, sounds and photos. We cannot predict whether it will be possible to exchange MMS between carriers. We believe that MMS may have a positive impact on 2006.

iii) INTERNAL CONTROL
---------------------

         We perform regular reviews of our internal controls and carry out improvements where advisable. We changed our independent accountants for the audit of our financial statements for fiscal year 2004. No significant deficiencies and material weaknesses were identified that required corrective actions.

         e) CRITICAL ACCOUNTING ESTIMATES
            -----------------------------

         We have identified certain key accounting policies on which our consolidated financial condition and results of operations are dependent. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions. In the opinion of our management, our most critical accounting policies under Mexican GAAP are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for revenue recognition, allowance for doubtful accounts, the evaluation of long-lived assets, property plant and equipment, goodwill, and deferred taxes. For a description of our principal accounting policies, see Note 4 to the Consolidated Financial Statements included in this information memorandum.

                                                                            (73)

         There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

         o It requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

         o Changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

REVENUE RECOGNITION

         Mobile telephony airtime is recorded as revenue as service is provided. Until December 31, 2001, revenue from the sale of prepaid cards was recognized at the date of sale. We had recognized the revenue on the sale of prepaid cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepaid cards was not significant, i.e., approximately one to one-and-a-half months, and it was not material to results of operations for 2001 and 2000. Starting January 1, 2002, we started to recognize revenue from the sale of the prepaid cards as service is provided because of the increasing length of the average consumption period for such prepaid cards. Revenues from the sale of prepaid cards associated with services that have not been provided are deferred until the services are provided or the prepaid airtime expires, and are included in the line item "taxes and other payables" in the accompanying consolidated balance sheets. Cellular access charges are billed in advance and recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized when the related services are provided. We recorded a provision for those services that have been provided to the customer but have not been billed yet at the end of the period.

HANDSETS SUBSIDY

         Starting January 1, 2005, we changed our accounting policy related to the sales of handsets. The net cost of the handset subsidy (which is sales price, less cost of sale, commissions related to the activation and other cost) is now presented as a single item, with the following alternatives: (a) for postpaid handsets, the subsidy is deferred at the time of activation and is amortized on a straight-line during the life of the contract with the client (until December 31, 2004, the subsidy was recognized in the income statement at the time the handset was delivered to the client); and (b) for prepaid handsets, the treatment of the subsidy has not changed, as the subsidy continues to be recognized in the income statement at the time the handset is delivered to the client. If we had applied our former accounting policy, our "handsets subsidy" for the year ended December 31, 2005 would have been Ps.1,295.3 million. As a result of the foregoing changes in 2005, it became impractical for us to determine the effect of this change in our accounting policy for the years ended 2003 and 2004 since we lack sufficient information (per every handset activation) to determine the handset subsidy amortization that would have resulted if we had applied our new accounting policy during those years.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments. We consider a number of factors in determining the proper level of the allowance including historical collection experience, current economic trends, the aging of the accounts receivable portfolio and changes in the credit-worthiness of our customers. Systems to detect fraudulent call activity are in place within our network, but if these systems fail to identify such activity, we may realize a higher degree of uncollectible accounts. While we believe that our estimates are reasonable, changes in our customers' trends or any of the above mentioned factors could materially affect our bad debt expense.

                                                                            (74)

EVALUATION OF LONG-LIVED ASSETS

         We recognize on our balance sheets certain long-lived assets and capitalized costs including goodwill and property, plant and equipment. These assets are assigned useful lives which impact annual depreciation and amortization expense, the assignment of which involves significant judgments and estimates. These long-lived assets are evaluated for impairment on a periodic basis and we recognize impairment to the extent we believe that the carrying value is no longer recoverable from future cash flows. Factors we take into consideration include the future discounted cash flows to be generated by the assets and the possible impact that inflation may have on our ability to generate cash flow since, with inflation accounting, the carrying value is restated for inflation prior to performing an impairment analysis. Key assumptions we evaluate in preparing a discounted cash flow analysis include inflation, currency fluctuations and future revenue growth. The use of different estimates or assumptions within our discounted cash flow model could result in discounted cash flows lower than the current carrying value of our assets, therefore requiring the need to compare the carrying values to their fair values. Our estimates and assumptions take into consideration all relevant business and market factors which are known to us at the time, some of which may change in future periods due to factors outside of our control (including shareholder strategic decisions). Should these factors adversely change in future periods, we would be required to reevaluate the carrying value of our long-lived assets and cash flow impairment calculations could possibly change.

         During 2003 we wrote-off various long-lived assets based on changes in estimates and assumptions in relation to these long-lived assets as follows:

         As discussed in Note 4n to our Consolidated Financial Statements, during 2003 we wrote down intangible assets for Ps.342.5 million that mainly consisted of: (1) pre-operating expenses originated by our PCS start-up operations in northern Mexico and (2) certain payments made by us to Telmex related to the special projects implemented by Telmex to permit competition in long distance telephony. This write down of intangible assets is presented as a special item in our consolidated income statement for 2003.

         During the third quarter of 2003, we wrote-off installation expenses for Ps.551.7 million and advance payments for Ps.180.9 million, these advance payments related to the expenses in which we incurred while obtaining long-term financing, which were reclassified to current liabilities during 2003. This write-off is presented in the other expenses, net, line in our consolidated income statement for 2003.

PROPERTY, PLANT AND EQUIPMENT

         We depreciate property, plant and equipment and other intangible assets with a definite life using straight-line methods over the period of time we estimate we will benefit from each asset.

         The cost of mobile wireless telephones given to customers under exclusive service contracts was amortized on a straight-line basis until September 30, 2003. The term of service contracts varied on a customer-by-customer basis. Due to the cost-ineffectiveness of tracking phones on an individual contract basis for amortization purposes, we estimated the average term of our contracts based on current trends.

         During the third quarter of 2003, we changed the accounting policy for the telephones given to our customers under exclusive service contracts. As a result, the cost of such telephones is recorded in the income statement at the moment when the contract is signed and such cost is included as a part of the cost of equipment sales and other, in the consolidated statement of income. The cumulative effect of this change in accounting policy resulted in a loss for the year 2003 of Ps.172.8 million related to the remaining balance of telephones being amortized as of that date, amount that is included in the line cumulative effect of change in accounting policy, in our consolidated income statement for the year ended December 31, 2003.

         In addition to the effect of this change, we reclassified Ps.245.7 million of the amortization for the period from January to September 2003, which was originally recorded in depreciation and amortization for the period, in the line item "handsets subsidy." We have reclassified Ps.1,264.2 million and Ps.455.0 million for the years ended December 31, 2001 and 2002, respectively, originally recorded under "depreciation and amortization" to "handsets subsidy."

GOODWILL

         Under Mexican GAAP, we amortize goodwill on a straight-line basis over a period of 20 years. We cancelled goodwill for Ps.38.2 million during the fourth quarter of 2003 related to our handset leasing business. This amount is recorded under "Intangible assets write-off." Since the effectiveness on January 1, 2005 of Bulletin B-7 "Business Acquisitions" issued by MIPA, goodwill is no longer amortized and its value will be subject to annual impairment tests.

                                                                            (75)

DEFERRED TAXES

         At December 31, 2002, we had recorded a net deferred tax asset mainly reflecting the benefit of tax loss carry forwards. However, during the third quarter of 2003, we increased our valuation allowance due to changes in our business plan and estimates brought by our change in control. Considering the present financial situation of Iusacell, we cannot assure you that we will generate sufficient taxable income during the following years to realize our tax loss carry forwards. Our estimates and assumptions take into consideration all relevant business and market factors which are known to us at the time, some of which may change in the future due to factors outside our control (including shareholder strategic decisions). Should these factors adversely change in the future, we may be required to record a deferred tax liability. As of the date of this information memorandum, it is not possible for us to determine with accuracy either the results of the efforts described in Note 21b. to our Consolidated Financial Statements related to our debt restructuring, or the exact dates in which an eventual debt forgiveness would occur. As a result, we decided not to record a deferred income tax asset derived from the tax losses which we may use to reduce the tax effects of such debt forgiveness.

TOWER MONETIZATION

         In December 1999, we entered into a series of agreements with MATC Celular. These agreements, which were amended in May 2002, among other things, gave MATC Celular the right to acquire approximately 350 existing towers. In December 2003, we entered into a new series of agreements with MATC Celular that, among other things, gave MATC Celular the right to acquire up to 143 additional towers for up to U.S.$31.4 million. During 2001, 2002, 2003, 2004 and 2005 we sold, and leased back space in, 244, 76, 34, 97 and 6 towers, respectively, to MATC Celular. As of March 31, 2006, we have not sold any additional towers.

         In 2003, 2004 and 2005, we recorded gains from the sale of fixed assets of Ps.96.3 million, Ps.214.8 million, and Ps.11.7 million in connection with our sale to MATC Celular of 34, 97 and 6 towers, respectively. However, the leasing of the towers from MATC Celular results in an increase in our operating expenses over the same periods.

                                                                            (76)

4) MANAGEMENT

         a) EXTERNAL AUDITORS
            -----------------

         PricewaterhouseCoopers, which had been appointed by Iusacell's Board of Directors, served as our independent public accountants for each of the fiscal years ended December 31, 2002 and 2003. For the fiscal year 2004, our Audit Committee recommended a change of accountants. In the last quarter of 2004, we appointed Freyssinier Morin, S.C., a member of Moores Rowland International, an international association of independent accounting firms. Each, year, the Audit Committee submits a recommendation to Iusacell's Board of Directors to ratify the re-appointment of Iusacell's independent public accountants 2004.

         The following table presents the aggregate accrued fees for professional audit services and other services rendered by Freyssinier Morin, S.C. in 2004 and 2005.

                                                FEES PAID TO INDEPENDENT
                                                      ACCOUNTANTS
                                             ------------------------------
                                                 2004             2005
                                             -------------    -------------
                                             (in thousands of Mexican pesos)

Audit Fees(1).............................   Ps.     6,800    Ps.     7,068
Audit-Related Fees(2).....................              --               --
Tax Fees(3)...............................              --               --
                                             -------------    -------------
Total.....................................   Ps.     6,800    Ps.     7,068
                                             -------------    -------------

----------
(1) Audit fees include services performed by the independent accountant to comply with generally accepted accounting standards in Mexico. Audit fees also include fees for services provided by the independent accountants in connection with statutory and regulatory filings or engagements, and assistance with and review of documents filed with the Bolsa Mexicana de Valores (BMV) and the Securities and Exchange Commission (SEC).
(2) Audit-related fees include accounting consultations and consultation concerning financial accounting and reporting standards.
(3) Tax fees include fees for tax compliance, tax planning and tax advice. Tax compliance generally involves claims for refund and tax payment-planning services. Tax planning and tax advice encompass assistance with tax audits and appeals and requests for rulings or technical advice from taxing authorities.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

         The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Audit Committee. Accordingly, the Audit Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the "Pre-Approval Policy"). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre-approved by the Audit Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Audit Committee of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre-Approval Policy affirms that the Audit Committee's responsibilities under the Exchange Act are not delegated to management.

                                                                            (77)

         b) RELATED PARTY TRANSACTIONS AND CONFLICT OF INTEREST
            ---------------------------------------------------

GENERAL POLICY

         In October 2003, our shareholders approved amendments to our bylaws to establish a Related Party Transactions Committee. The committee reviews any material transaction between Iusacell or any of its subsidiaries and any related party to verify that its terms are at least as favorable to us as the terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person.

         Since the acquisition by MovilAccess of a controlling interest in Iusacell in July 2003, Iusacell has entered into a number of transactions with companies controlled, directly or indirectly, by Mr. Salinas Pliego. The objective behind these transactions is to archive operating efficiencies, control costs by outsourcing certain operations and/or to exploit synergies with other companies under the control of Mr. Salinas Pliego. The following is a description of our related party transactions.

ELEKTRA AND SALINAS Y ROCHA RETAIL SPACE LEASING AND PROMOTION SERVICES

         On August 5, 2003, Iusacell, S.A. de C.V., or Iusacell S.A., our sales and marketing subsidiary, entered into an agreement with Elektra and Salinas y Rocha, S.A. de C.V., or SyR, two national retail chains controlled by Mr. Salinas Pliego, whereby Elektra and SyR agreed to provide us with space in their stores to set up points of sale and promote our services. Iusacell S.A. agreed to pay Elektra and SyR for the leasing of the space U.S.$2.5 million in four equal payments during 2003 and 2004. This agreement, which was originally set to expire in August 2004, was renewed through December 31, 2005. Under the new terms, Iusacell S.A. agreed to pay U.S.$4.2 million.

         On August 5, 2003, Iusacell S.A., Elektra, and SyR entered into a second agreement, whereby Elektra and SyR agreed to include our advertising materials in their advertising campaigns to promote the services offered by us at their respective stores. Iusacell S.A. agreed to pay Elektra and SyR for the sales promotion services a total of U.S.$5.0 million in four equal payments during 2003 and 2004. This agreement, which was originally set to expire in December 2004, was renewed through December 31, 2005. Under the new terms, Iusacell S.A. agreed to pay U.S.$2.5 million.

         For both agreements we recognized Ps.55.1 million and Ps.55.2 million as operating expenses in 2004 and 2005, respectively.

         In 2005 Elektra issued a note of credit to Iusacell por Ps. 20.0 millones for bonification of both contracts above mention.

ELEKTRA MARKETING AND SALES SERVICES AND OPERATION AND MANAGEMENT OF OUR CUSTOMER SALES AND SERVICE CENTERS

         On August 2, 2003, Iusacell S.A. and Elektra entered into a ten-year sales commission contract whereby Elektra agreed to act as commission agent for us. As such, Elektra agreed to market and sell our prepaid and hybrid products at its chain of stores distributed throughout Mexico.

         On October 1, 2003, Iusacell S.A. and Elektra entered into a master agreement whereby we granted Elektra the right to operate and manage 103 of our 111 customer sales and service centers. To increase traffic flow at these centers, Elektra is permitted to use a portion of the space to sell electronic appliance products normally sold at its Elektra stores. During 2005, Elektra returned to Iusacell the operation of most of the customer sales and service centers. In 2004 and 2005, we sold to Elektra handsets (net of subsidies) for inventory in the amount of Ps.203.3 million and Ps.39.3 million, respectively.

         Iusacell S.A. pays Elektra a commission based on a percentage of sales made by Elektra (the applicable percentage varies depending on the product) for Elektra's marketing, sales and operation and management services. Elektra, in turn, reimburses Iusacell S.A. for costs related to the customer sales and service centers such as for the lease and maintenance of the stores, use of computer systems, furniture and fixtures, administrative and personnel costs.

         In 2004 and 2005, we recorded expenses due Elektra of an aggregate amount of Ps.127.8 million and Ps.248.5 million in commissions, Ps.22.1 million and Ps.29.9 million in lease expenses, Ps.9.2 million and Ps.34.6 million in administrative services, and Ps.8.2 million and Ps.17.3 million for overhead and transportation and other expenses. We also recorded revenues of Ps.75.5 million and Ps.22.6 million for reimbursement of costs related to the customer sales and service centers in 2004 and 2005, respectively. We also paid Ps.19.2 million to BAZ for commissions derived from the sale of "Planes Viva Control."

                                                                            (78)

PURCHASE OF HANDSETS FROM ELEKTRA

         We entered into a handset supply agreement with Elektra that gives Elektra the right to receive a commission ranging between 1% and 3% of the price negotiated by Elektra with suppliers. In 2004 and 2005, we purchased handsets in an aggregate amount equal to Ps.278.4 million and Ps.343.4 million under the terms of this agreement, respectively. In addition, we purchased handsets from Elektra in an aggregate amount of Ps.321.9 million outside of the agreement in 2004. We also recorded Ps.4.9 million of past due interest expense derived from this agreement in 2005.

ELEKTRA CURRENT ACCOUNT ARRANGEMENT

         On August 1, 2003, Iusacell S.A. and Elektra entered into a current account contract for the purpose of streamlining, controlling and recording the transfer of funds between the two companies under the different commercial arrangements described above. This contract, which has an indefinite term, provided for the opening of reciprocal Ps.80.0 million current accounts. In 2004 and 2005, we recorded Ps.20.7 million and Ps.10.7 million of interest from the current account, respectively. To guarantee its obligations, Iusacell Celular issued a U.S.$7.0 million promissory note in favor of Elektra, which was payable on October 30, 2003. We have failed to make payment on this note. Elektra has initiated legal proceedings in a Mexican court to obtain payment. See "Business--Legal Proceedings--Elektra Promissory Note."

CIRCULO DE CREDITO, S.A. DE C.V. CREDIT REPORTS AGREEMENT

         On July 21, 2005, we entered into an agreement with Circulo de Credito, S.A. de C.V., a subsidiary of Elektra, for the provision of credit reports on customers not found in our internal database nor in the National Credit Bureau database. During 2005, we did not pay any amount under this agreement.

BIPERCOMM PAGING SERVICES OPERATION

         Bipercomm, an affiliate of MovilAccess, purchased paging equipment from us in the amount of Ps.0.2 million and Ps.0.1 million in 2004 and 2005, respectively. We consider that paging is not an area of growth given competition from short message services. During 2004, we also acquired from GMA and its subsidiaries telephone equipment for Ps.0.2 million.

SECSA COLLECTION AND PAYMENT SERVICES

         On October 6, 2003, each of our operating subsidiaries and Servicios Eficientes de Cartera, S. de R.L. de C.V., or SECSA, a MovilAccess subsidiary, entered into a ten-year services agreements pursuant to which SECSA agreed to collect from our customers payments related to the provision of our services. SECSA also agreed to manage payments to our suppliers and creditors. We recorded commission expenses of Ps.44.6 million and Ps.62.1 million related to these services in 2004 and 2005, respectively.

TELEACTIVOS CALL CENTER SERVICES

         On September 1, 2003, Iusacell S.A. and Teleactivos, S.A. de C.V., or Teleactivos, a MovilAccess affiliate, entered into a services agreement pursuant to which Teleactivos agreed to provide basic customer service to our customers via its own call center, including, among others, renewal services, billing and collection support and technical failures reports.

         On November 3, 2003, Iusacell S.A. and Teleactivos entered into an operation services agreement pursuant to which Teleactivos agreed to provide additional value-added services via its own call center, such as, among others, secretarial services, news, traffic reports.

                                                                            (79)

         Teleactivos receives a monthly payment from Iusacell S.A. for its services, based mainly on the number of calls processed. Both agreements have an indefinite term and may be terminated by any party with a 30 days' notice. We recorded expenses for these services of Ps.85.5 million and Ps.126.6 million in 2004 and 2005, respectively.

         In addition, in May 2005, Teleactivos began acting also as a distributor for our products and services, and receives commissions under the same terms as our other distributors.

UNEFON CAPACITY EXCHANGE AND ROAMING

         On April 23, 2004, we entered into an airtime exchange and roaming agreement with Unefon, a nationwide fixed and mobile telephony provider in which Mr. Salinas Pliego has significant influenceand a related party, whereby both parties agreed to exchange airtime and allow for roaming in certain cities. This agreement was terminated and replaced by a capacity exchange and roaming agreement on August 3, 2004. Under this agreement, both parties agreed to exchange capacity and allow for roaming in certain cities. In 2004, we recorded revenues of Ps.58.1 million and Ps.3.8 million, and expenses of Ps.57.5 million and Ps.2.0 million corresponding to capacity exchange and roaming, respectively. In 2005, we recorded revenues of Ps.184.6 million and Ps.49.4 million, and expenses of Ps.184.6 million and Ps.18.8 million corresponding to capacity exchange and roaming, respectively.

UNEFON INTERCONNECTION

         On June 9, 2000, we entered into an interconnection agreement with Unefon, which at that time was not a related party. The interconnection rate under this agreement was Ps.1.71 per minute of traffic in 2005 and Ps. 1.90 per minute of traffic in 2004, and this agreement has an indefinite term. On August 14, 2003, we entered into an interconnection agreement with Unefon for the rendering of short message services under terms and conditions similar to those agreed with Telcel and Telefonica Moviles. The agreement permits the exchange of short messages between our respective customers. The operator that generates the message pays an interconnection fee.

         We recorded revenues of Ps.29.1 million and Ps.28.5 million, and expenses of Ps.48.2 million and Ps.65.3 million, in interconnection fees in 2004 and 2005, respectively. These figures include both short messaging and calling party pays interconnection.

ADVERTISING SERVICES

         On July 1, 2003, Iusacell S.A. entered into an advertising agency agreement with a non-affiliated third party, pursuant to which we receive advertising services from TV Azteca, S.A. de C.V., a Mexican television network controlled by Mr. Salinas Pliego and several other media companies. In 2004, we paid to the non-affiliated third party Ps.73.7 million under this agreement. This agreement expired in December 2004, but the parties entered into a new agreement with substantially similar terms that expires on December 31, 2005. We paid Ps.184.0 million to the non-affiliated party under the new agreement in 2005.

ADMINISTRATIVE AND OTHER SERVICES

         In 2004 and 2005, we recorded revenues of Ps.4.5 million and Ps.2.0 million, respectively, for administrative services, technical, financial analysis, accountant assistance, legal, financial, sales and production, brokerage, public relations, also, commercial studies, industrial or technical and support provided to TV Azteca and some of its affiliates. We also recorded Ps.43.1 million and Ps.29.6 million in 2004 and 2005, respectively, in expenses paid to TV Azteca and certain of its affiliates related to reimbursement of expenses of personnel who provide administrative services to Iusacell, systems consulting services fees, overhead expenses and helicopter lease costs. We also purchased inventories from TV Azteca for Ps.19.2 million in 2005, and we recorded revenues from the reimbursement of personnel and office leases of Ps.14.6 million from GMA and its subsidiaries in 2005.

BANCO AZTECA BANKING SERVICES

         Banco Azteca S.A., Institucion de Banca Multiple or BAZ, a 100% subsidiary of Grupo, renders banking services to us, including current accounts, payroll services and trust funds administration.. We pay standard banking fees for these services.

                                                                            (80)

         On January 5, 2005, BAZ issued a Ps.148.8 million letter of credit to support our bid for PCS concessions. The letter of credit was guaranteed by MovilAccess, our principal shareholder. On May 18, 2005, the letter of credit was cancelled and a new one was issued in the amount of Ps.19.4 million, which was guaranteed by MovilAccess, Iusacell PCS and Iusacell PCS de Mexico. On November 14, 2005 the letter of credit was amended to be a prepaid letter of credit in the amount of Ps.19.4 million. We paid BAZ Ps.5.8 million and Ps.2.1 million in 2004 and 2005, respectively, in fees related to these letters of credit.

         We are currently analyzing the convenience of appointing BAZ as our past-due portfolio recovery agent. We believe that BAZ may have the infrastructure and systems to allow it to collect our past-due receivables at a higher success rate than us. We recorded expenses of Ps.10.0 million due to BAZ for the administration of our receivables portfolio in 2005.

PROVISION OF TELECOMMUNICATIONS SERVICES

         On July 1, 2004 and February 1, 2005, we entered into agreements with Elektra and TV Azteca and BAZ, respectively, pursuant to which we provide local and long distance telephony services to their respective offices and other premises. For 2004 and 2005, we recorded revenues of Ps.19.5 million and Ps.71.8 million, respectively, under these agreements is undefined.

         On February 1, 2005, we entered on agreements with Elektra, TV Azteca and BAZ respectively, pursuant to which we provided voice services, data, connectivity, monitoring, and equipment administration of last mille primarily.

         For the years ended December 31, 2004 and 2005, we recorded revenues under these agreements to Ps.19.5 million and Ps. 71.8 million, respectively (of which Ps.10.7 million and Ps.36.2 million related to Grupo Elektra, S.A. de C.V. and its subsidiaries, Ps.8.4 million and Ps.31.2 million related to TV Azteca, and Ps.0.4 million and Ps.4.4 million related to GMA and its subsidiaries, respectively).

DIRECTORSHIPS IN AFFILIATED COMPANIES

         Some of the members of our Board of Directors, as well as some of our executives, serve on the Board of Directors of Unefon, a mobile telephony competitor, GMA, a paging competitor, and/or Elektra, a distributor of our products. See Item 4, "Management - c) Directors and Shareholders."

INTERESTS OF DIRECTORS

         Mr. Hector Rojas, our director from July 2003 to April 2004, was a member of the law firm Jauregui, Navarrete y Nader S.C., which in 2004 provided legal services to us in the aggregate amount of approximately Ps.7.8 million.

OTHER TRANSACTIONS

         On August 1, 2004, Iusacell S.A. and Bienes Raices en Promocion del Centro, S.A. de C.V., a subsidiary of Elektra, entered into a one-year lease agreement pursuant to which Iusacell S.A. leases certain premises in Mexico City. We recorded leases expenses of Ps.0.5 million and Ps.1.7 million under this agreement related to 2004 and 2005, respectively.

         On October 1, 2004, Iusacell and Compania Operadora de Teatros, S.A. de C.V., or COTSA, another subsidiary of Elektra, entered into an agreement whereby COTSA agreed to act as joint and several co-obligor of Iusacell and its subsidiaries with respect to bid and performance bonds. We paid COTSA a fee in an amount equal to 3% of the amount of the bond. We recorded Ps.0.3 million in fees related to 2004.

         Muris Salinas Consultores, S.A. de C.V., a company owned by a cousin of Mr. Salinas Pliego, provides custom agent services for us. We recorded Ps.0.3 million and Ps.0.1 million in expenses related to these services in 2004 and 2005, respectively.

         Corporativo Persal, S.A. de C.V., a company owned by Mr. Salinas Pliego's son, was appointed as one of our prepaid airtime distributors in 2005. We did not have operations in 2005.

                                                                            (81)

         On January 5, 2005, Movil Access, S.A. de C.V., granted Banco Azteca, S.A. a guarantee related to the letter of credit issued by Banco Azteca, S.A. and we plan to support our participation in the PCS auctions. The guarantee was a pledge on Iusacell shares and Movil Access, S.A. de C.V. will charge us a monthly fee based on the amount guaranteed and in accordance with the passive and active market rates. We recorded Ps. 5.4 million in expenses during 2005.pay standard commissions.

         DOSGDOSC, S.A. de C.V., a company owned by Mr. Guzman Sepulveda's son, was appointed as one of our distributors in 2005. We paid Ps.0.5 million in 2005 and we plan to pay standard commissions.

         c) DIRECTORS AND SHAREHOLDERS
            --------------------------

DIRECTORS AND OFFICERS
----------------------

         Our by-laws provide that our Board of Directors must consist of no less than five and no more than twenty Directors. Of all members, at least 20% must be independent (as defined under the Mexican Securities Law.) Resolutions of the Board of Directors will be valid when approved by a majority vote of the members present, except for certain matters that require a unanimous vote. The Chairman of the Board has the tie-breaking vote. Mr. Ricardo B. Salinas Pliego is the Chairman of the Board of Directors. See Item 4, "Management - d) By-laws and other Agreements" for a description of Iusacell's by-laws.

         Our by-laws require our Board of Directors to approve the following transactions, whether carried out by Iusacell or any of its subsidiaries:

                  o related party transactions not in the ordinary course of business,

                  o guarantees involving 30% or more of consolidated assets, and

                  o other transactions not in the ordinary course of business involving more than 1% of consolidated assets.

         Our by-laws authorize alternate directors to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors.

         On April 27, 2006, the shareholders of Iusacell elected all the directors, who will hold office for a period of one year and until the election of their successors at a duly convened general ordinary shareholders meeting.

         The following table presents information with respect to our directors as of the date hereof:

         NAME                                      AGE     POSITION(S)
         -------------------------------------   -------   ---------------------------------------
         Ricardo Benjamin Salinas Pliego......     50      Chairman of the Board of Directors
         Pedro Padilla Longoria...............     40      Vice Chairman of the Board of Directors
         Gustavo Guzman Sepulveda.............     52      Director
         Luis Jorge Echarte Fernandez.........     62      Director
         Joaquin Arrangoiz Orvananos..........     49      Director
         Gonzalo Brockmann Garcia.............     51      Director
         Marcelino Gomez Velasco Sanroman.....     48      Director
         Manuel Rodriguez de Castro...........     41      Director

                                                                            (82)

         Upon the acquisition by Movil Access of a 74.6% equity interest in Iusacell on July 29, 2003, the then Board of Directors of Iusacell was replaced wholesale with new members, the majority of whom are current members of the Board. Mr. Brockmann, Mr. Gomez and Mr. Rodriguez de Castro are independent Directors. All the members of the Board who are not independent are also Directors and/or executive officers of other companies controlled by Mr. Salinas Pliego.

EXECUTIVE OFFICERS

         The following table presents information relating to our executive officers as of the date hereof:

         NAME                                      AGE     POSITION(S)
         -------------------------------------   -------   ---------------------------------------
         Gustavo Guzman Sepulveda.............      52     Chief Executive Officer
         Jose Luis Riera Kinkel...............      40     Chief Financial Officer
         Ricardo Benjamin Salinas Pliego......      50     Executive Director
         Pedro Padilla Longoria...............      40     Executive Director
         Eduardo Kuri Romo....................      36     Director, Systems
         Alejandra Ibarguengoitia Vazquez
          Aldana..............................      36     Director, Marketing
         Franklin Moron Castillo..............      39     Director, Sales
         Patricio Medina Moya.................      35     Director, Mobile Products
         Fernando Jose Cabrera Garcia.........      41     General Counsel and Secretary
                                                           non-member of the Board

         Upon the acquisition by Movil Access of a 74.6% equity interest in Iusacell on July 29, 2003, the then management of Iusacell was replaced wholesale with new executive officers, the majority of whom are our current officers.

BIOGRAPHIES

         Ricardo B. Salinas Pliego. Mr. Salinas Pliego has been Chairman of the Board and Executive Director of Iusacell since July 29, 2003. Mr. Salinas Pliego has also been Chairman of the Board and Executive Director of Iusacell Celular since July 29, 2003, Chairman of the Board of Directors of TV Azteca since 1993, Chairman of the Board of Grupo Elektra since 1993, Director of Unefon since 1999 and President of Unefon since 1998. Mr. Salinas Pliego also serves on the Board of Directors of numerous other Mexican companies, including Azteca Holdings, Grupo Dataflux, GMA, Cosmofrecuencias and Todito. Mr. Salinas Pliego received a degree in accounting from the Instituto Tecnologico de Estudios Superiores Monterrey and received an MBA from the Freeman School of Business at Tulane University.

         Pedro Padilla Longoria. Mr. Padilla has been a member of the Board of Directors and Executive Director of Iusacell since July 29, 2003. Mr. Padilla has also been a member of the Board of Directors and Executive Director of Iusacell Celular since July 29, 2003. Mr. Padilla also serves on the Board of Directors of Azteca Holdings, Grupo Elektra, GMA, Unefon and Cosmofrecuencias. Mr. Padilla received a degree in law from the Universidad Nacional Autonoma de Mexico.

         Gustavo Guzman Sepulveda. Mr. Guzman has been a member of the Board of Directors of Iusacell and its Chief Executive Officer since July 29, 2003. Mr. Guzman has also been a member of the Board of Directors of Iusacell Celular and its Chief Executive Officer since July 29, 2003 and the Director of the Soccer Division of TV Azteca since 1993. Mr. Guzman was the General Director of Sales, Local Stations and Special Events of TV Azteca from 1993 to July 2003. Mr. Guzman received a bachelor's degree in communication from the Instituto Tecnologico de Estudios Superiores Monterrey.

         Luis J. Echarte Fernandez. Mr. Echarte has been a member of the Board of Directors of Iusacell since July 29, 2003. Mr. Echarte has also served as a member of the Board of Directors of Iusacell Celular since July 29, 2003 and as a Director of TV Azteca since November 1999. Prior to joining TV Azteca, Mr. Echarte was Grupo Elektra's Chief Financial Officer. He joined Grupo Elektra in 1994. Mr. Echarte also serves as Chief Executive Officer of Azteca International and on the Boards of Directors of GMA, Azteca International Corporation and Foamex International Inc. Mr. Echarte holds undergraduate degrees from Memphis State University and the University of Florida and has completed the Executive Management Program at Stanford University.

                                                                            (83)

         Joaquin Arrangoiz Orvananos. Mr. Arrangoiz has been a member of the Board of Directors of Iusacell since October 17, 2003. Mr. Arrangoiz has also served as a member of the Board of Directors of Iusacell Celular since April 2004, as a Director of TV Azteca since 1998 and Co-General Director of Sales of TV Azteca since 1993. Mr. Arrangoiz received a degree in business administration from Anahuac University.

         Gonzalo Brockmann Garcia. Mr. Brockmann has been a member of the Board of Directors of Iusacell since April 2004. Mr. Brockmann has also been a member of the Board of Directors of Elektra since March 2003, Hoteles Best Western for Mexico, Central America and Ecuador since 1990 and Hostales de America, S.A. de C.V. since 1991, among others. Mr. Brockmann was the Vice President of Development at Hoteles Best Western for Mexico, Central America and Ecuador from 1985 to 1989, the General Director at Hostales de America from 1985 to 1990 and a Manager of Entertainment at Westin Hotels and Resorts from 1983 to 1984. Mr. Brockmann holds a business administration degree from Universidad Anahuac and a master in business administration (MBA) from Texas University, Austin.

         Marcelino Gomez Velasco Sanroman. Mr. Gomez Velasco has been a member of the Board of Directors of Iusacell since July 29, 2003. Mr. Gomez Velasco also has been the President of the Board of Directors of Centro Netec, S.A. de C.V., a technical education and consulting services company, since January 2000. Mr. Gomez Velasco served as a member of the Board of Directors of Unefon from April 2002 to July 2003, as a member of the Board of Directors of GMA from 1997 to 2004, and as President of the Board of Directors of Intersys Mexico, S.A. de C.V., a network integration company, from October 1985 to November 1999. Mr. Gomez Velasco holds a systems engineering degree from Universidad Iberoamericana and a masters in business administration degree (MBA) from Wharton, Pennsylvania.

         Manuel Rodriguez de Castro. Mr. Rodriguez de Castro has been a member of the Board of Directors of Iusacell since July 29, 2003. Mr. Rodriguez de Castro also has served as Director of Elektra since March 2003 and of Grupo Oda, a Spanish distributor of telecommunications systems and wireless telephony, since 1997. Mr. Rodriguez de Castro also has been the President of SJTrust, formerly known as Agencia Hispana, an investment bank since 2000. Mr. Rodriguez de Castro received a degree in economics from the La Salle Institute of Economics. Mr. Rodriguez de Castro also holds a masters degree in business administration from the IESE (Navarra), as well as a masters degree in international relations from the Ortega y Gasset Foundation.

         Jose Luis Riera Kinkel. Mr. Riera has served as Chief Financial Officer of Iusacell since July 29, 2003. Mr. Riera has also served as Chief Financial Officer of Iusacell Celular since July 29, 2003. Prior to joining Iusacell, Mr. Riera held several positions, including the positions of General Director of Corporate Finance of Elektra and Chief Financial Officer of Unefon from March 1998 to July 2003. Mr. Riera received an engineering degree from Universidad Panamericana and a master degree in business administration from Instituto Panamericano de Alta Direccion de Empresas (IPADE).

         Eduardo Kuri Romo. Mr. Kuri has served as Systems Director of Iusacell since July 29, 2003. Mr. Kuri has also served as Systems Director of Iusacell Celular since July 29, 2003. Prior to joining Iusacell, Mr. Kuri worked at TV Azteca as Engineering and Systems Director from June 1998 to July 2000, as General Director of Signal Distribution from January 1997 to June 1998, as Technical Support and National Network Director from April 1996 to January 1997 and as Technical Support Manager from May 1995 to April 1996. Mr. Kuri received an engineering degree in electronics and systems from Universidad La Salle and also has completed a High Management Seminar Program from the IPADE.

         Alejandra Ibarguengoitia Vazquez Aldana. Ms. Ibarguengoitia has served as Marketing Director of Iusacell since January 2004. Ms. Ibarguengoitia has also served as Marketing Director of Iusacell Celular since January 2004. From July 2003 to January 2004, Ms. Ibarguengoitia served as Corporate Sales and Marketing Services Director of Iusacell. Ms. Ibarguengoitia worked at TV Azteca as Promotions Director from December 2001 to July 2003, as Promotions Manager from March 2000 to December 2001, as Sales Manager from December 1996 to March 2000, and as Sales Executive from January 1995 to December 1996. Previously, Ms. Ibarguengoitia worked in areas related to marketing in different companies such as Seagram de Mexico, S.A. de C.V. Ms. Ibarguengoitia received a marketing degree from Instituto Tecnologico de Estudios Superiores de Occidente (ITESO) and has also completed seminar programs in Marketing and Management from Instituto Tecnologico de Estudios Superiores de Monterrey (ITESM).

                                                                            (84)

         Franklin Moron Castillo .Mr. Moron has served as Director of Distribution Channel of Iusacell since April 2005. Prior to that, Mr. Moron was Director of Sales of Tyco and Skytel. Mr. Moron holds an engineering degree from Universidad Central de Venezuela in Caracas, Venezuela and a Strategic Planning Master from Instituto Tecnologico Autonomo de Mexico (ITAM).

         Jaime Patricio Medina Moya. Mr. Medina has served as Director of Mobile Products since July 2004. Prior to that, Mr. Medina was Director of Prepaid Products of Iusacell from February 2003 to July 2004. Mr. Medina has also served as Director of Prepaid Products of Iusacell Celular since February 2003. Before joining Iusacell, Mr. Medina was a Senior Management Telecommunications Consultant at NGC - Cap Gemini Ernst & Young's affiliate in Argentina from October 1999 to December 2002, where he was responsible for managing key accounts in the telecommunications business and for new business development projects for both wireless and wireline service providers in Chile, Argentina and Mexico. Mr. Medina holds an engineering and finance degree from Escuela Politecnica del Ejercito (ESPE) in Quito, Ecuador and he completed a management executive program at Universidad Argentina de la Empresa (UADE) in Buenos Aires, Argentina.

         Fernando Jose Cabrera Garcia. Mr. Cabrera has served as general counsel of Iusacell since July 29, 2003 and as Secretary non-member of the Board of Directors since October 2003. Mr. Cabrera has also served as general counsel of Iusacell Celular since July 29, 2003. Prior to joining Iusacell, from January 1998 to July 2003, Mr. Cabrera served as legal director of the Sports, News and Entertainment Division at TV Azteca. Mr. Cabrera served as corporate associate for over eight years in multinational law firms such as Cole Corette & Abrutyn (based in Washington D.C.), Basham Ringe & Correa (Mexico City) and Baker & Mckenzie, where he became a partner of the Mexico City Office in 1997. Mr. Cabrera holds a degree from Universidad Iberoamericana in Mexico and a master in law degree from Georgetown University in Washington D.C. Mr. Cabrera recently completed a Certificate in Telecommunications.

COMPENSATION

         The aggregate compensation (including, without limitation, base salary and benefits) paid by us to all executive officers in 2005 was Ps.86.5 million, compared to Ps.95.3 million in 2004. Each independent Director is paid a fee of U.S.$15,000 per meeting attended during the year. Our other Directors do not receive compensation. Iusacell does not provide benefits to Directors upon termination of their directorships. The compensation of our Directors is determined by the shareholders' meeting.

         As part of Iusacell's general compensation policy, we conduct periodic reviews of our management and employees to determine bonus compensation. Iusacell also provides executive officers with use of an automobile and gas stamps (up to 200 liters per month).

BOARD PRACTICES

         Our Board of Directors has Compensation, Audit, Investment and Related Party Transactions committees. All decisions of these committees require a majority vote of their members. Mexican law requires the Audit Committee to be comprised of a majority of independent directors and to be chaired by an independent director.

         The Compensation Committee reviews, evaluates and makes recommendations to the Board of Directors regarding Iusacell's executive compensation standards and practices, including salaries and bonus distributions. The members of the Committee are Messrs. Brockmann, Gomez and Rodriguez de Castro.

         The Audit Committee recommends the engagement of auditors, reviews our annual consolidated financial statements and provides oversight of our auditing, accounting, financial reporting and internal control functions. The Audit Committee reviews with management and the auditors the plans and results of the auditing function. The members of the Audit Committee are Messrs. Brockmann, Gomez and Rodriguez de Castro.

         The Investment Committee reviews any material investment out of the ordinary course of business or not included in the annual budget, and evaluates business opportunities and their associated risks. The members of the Investment Committee are Messrs. Brockmann, Gomez and Rodriguez de Castro.

                                                                            (85)

         The Related Party Transactions Committee reviews any material transaction between Iusacell or any of its subsidiaries and any related party to verify that its terms are at least as favorable to us as the terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person. The members of the Related Parties Transactions Committee are Messrs. Brockmann, Gomez and Rodriguez de Castro.

SHAREHOLDERS
------------

         Our principal shareholder is Movil Access, a subsidiary of GMA at 99%, controlled by Mr. Salinas Pliego. Mr. Salinas Pliego is our Chairman of the Board and Executive Director.

         No other shareholder owns more than 5% of our shares. All shares have the same voting rights. At February 28, 2006, based on information made available to us, our shareholders' ownership interests were as follows:

SHAREHOLDERS                    COMMON SHARES       %
--------------------------    ----------------   -------
Movil Acces................         69,736,552      74.6

Ricardo B. Salinas Pliego..          6,960,670       7.4

Public float...............         16,727,697      18.0

Total......................         93,424,919     100.0

         On July 29, 2003, Movil Access completed a public tender offer in Mexico and the United States for all outstanding equity securities of Iusacell. As a result, Movil Access acquired 74.6% of the outstanding capital stock of Iusacell.

         On October 17, 2003, Iusacell held a general ordinary and extraordinary shareholder's meeting by which its shareholders accepted a management proposal to exchange its series A and series V shares for a new common share class. In December 2003, Iusacell effected the exchange of its series A and series V shares for new ordinary shares with no par value at a ratio of 20 series A and/or series V shares to one new share. Iusacell did not issue fractional shares. Accordingly, fractions of new shares were paid at a price equal to the opening market price quoted on the Mexican Stock Exchange on October 17, 2003, as determined by the shareholders' meeting. Iusacell's ticker on the Mexican Stock Exchange and the New York Stock Exchange remained unchanged.

         As a consequence of Iusacell's reverse stock split, we conducted a parallel reorganization of capital in the majority of our subsidiaries in order to eliminate the existing Series A and Series B shares, creating a capital structure with only one single class of shares. As a result, all outstanding shares of our subsidiaries subject to the reorganization were cancelled and replaced by new shares.

         On June 1, 2005, Iusacell held a general extraordinary shareholder's meeting by which its shareholders accepted ADR's Termination Program and consequently ADR's delisting of the "NYSE". On September 19, 2005 and per instructions of Iusacell, the Bank of New York (BoNY) ended our program of ADR's. As a result, on September 20, 2005, operations of ours ADR's in NYSE were suspended.

         d) BY - LAWS AND OTHER AGREEMENTS
            ------------------------------

         December 30, 2005 the Mexican Congress issued the new Mexican Stock Law, which will be on June, 28, 2006. The new Mexican Stock Law includes dispositions that pretends a better rule of disclosure of information, minority shareholders rights and corporate practices. However, the new Mexican Stock Law rules mayor obligations and liabilities to the members of the Board of Directors and principal executives ( as the diligence and loyalty due). On the other hand, according to the new Mexican Stock Law we will be obligated to adopt certain amendments to our By-laws until the following 180 days after the date of entrance of this new law.

                                                                            (86)

We are in the process to evaluate that specific amendments that will applied to our By-laws being primary, as follows: (i) amend our name to reflect that we adopt a new type of entity, being now Sociedad Anonima Bursatil or S:A:B., (ii) to create a new committee of our Board of Directors, the Corporate Practices Committee, which will be integrated in its totally by independent directors; and
(iii) the elimination of the examiner and the assumption of its responsibilities by the Board of Directors through an Audit Committee and the new Better Corporate Practices Committee, either as our External Auditor. We are in the process to evaluate the specific amendments to be applied to the company.

GENERAL

         Iusacell was incorporated on August 6, 1998 as a variable capital corporation (sociedad anonima de capital variable) established under the laws of Mexico. Iusacell was registered in the Public Registry of Commerce of the Federal District of Mexico under Commercial Number 242349 on November 3, 1998. We were initially formed for the purpose of acquiring and holding the shares of Iusacell's operative company Grupo Iusacell Celular, S.A. de C.V. Our by-laws currently reflect the provisions contemplated in the Mexican Securities Market law (Ley del Mercado de Valores) and its regulation.

         Iusacell's corporate purpose is found under Article Two of its by-laws. Iusacell's primary purpose is to act as a holding company. The duration of the company according to our by-laws is indefinite.

DIRECTORS

         Under Iusacell's by-laws, any member of the Board of Directors who has a conflict of interest with Iusacell in any transaction must disclose such fact to the other members of the Board of Directors and abstain from voting on such matter at the relevant meeting of the Board of Directors. Any member of the Board of Directors who violates such provision may be liable for damages caused to us. Additionally, members of the Board of Directors may not represent any shareholder at any shareholders' meeting.

         Our by-laws do not grant any express power to the Board of Directors to give its members loans.

VOTING RIGHTS AND SHAREHOLDERS' MEETINGS

         Each share entitles the holder thereof to one vote at any shareholders meeting of Iusacell. General shareholders' meetings may be ordinary or extraordinary meetings. General extraordinary meetings are those held to consider the matters specified under Article 182 of the Mexican Law of Commercial Companies (Ley General de Sociedades Mercantiles). A general extraordinary meeting may be held in order to modify the fixed capital sock, liquidation, merger, transformation and any amendments to the by-laws such as issuance of preferred capital stock, amendments to the corporate purpose or nationality.

         The mandatory quorum on a first call for a general extraordinary shareholders meeting is 75% of the outstanding shares. If such quorum is not available on the first call, a second meeting may be called and convened, provided that at least 50% plus one share of the aggregate of the outstanding shares are present. Whether the general extraordinary meeting is held on a first or second call, in order for a resolution to be validly adopted, the favorable vote of the holders of a majority of the outstanding shares present is required.

         General ordinary shareholders' meetings may be called to consider all other matters. A general ordinary shareholders meeting of Iusacell must be held at least annually within the four months following the end of each fiscal year to consider matters specified in Article 181 of the Mexican Law of Commercial Companies, including, principally, the approval of the report of the Board of Directors regarding the performance of Iusacell, the approval of the financial statements of Iusacell for the preceding fiscal year, appointment of directors and statutory auditors and determination of their compensation, and the declaration of dividends.

                                                                            (87)

         Under our by-laws, the mandatory quorum on a first call for a general ordinary shareholders' meeting is at least 50% plus one share of the outstanding shares. If such quorum is not available on the first call, a second meeting may be called and validly held regardless of the number of shares represented. In order for a resolution of the general ordinary shareholders meeting to be validly adopted as a result of a first or subsequent call, the favorable vote of the holders of a majority the shares present is required.

         The by-laws provide that the controlling shareholders' obligation specified in Article 12 of the by-laws for the repurchase of shares in the event of cancellation of registration of our shares in the Securities Section of the National Security Registry (Registro Nacional de Valores or "RNV") can be waived if 95% of the outstanding shares approved such cancellation in a shareholders' meeting and if the amount to be offered to the public investors for the shares is less than 300,000 UDIs.

         Under Mexican law, holders of at least 20% of our outstanding capital stock may have any shareholder action that violates our by-laws or applicable law set aside by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the general shareholders' meeting at which such action was taken, by showing that the challenged action violates Mexican law or our by-laws. Relief under these provisions is only available to holders:

                  o whose shares were not represented when the action was taken or, if represented, were voted against it; and

                  o whose complaint makes reference to the clause of the by-laws or the legal provision that was infringed.

         Shareholders' meetings may be called by the Board of Directors, any of the statutory auditors or any Mexican court of competent jurisdiction. In addition, the Board of Directors or any of the statutory auditors may be required to call a shareholders meeting upon the written request of holders of at least 10% of the outstanding capital stock. In addition, the Board of Directors or the statutory auditors must call a shareholders' meeting at the written request of any shareholder if no ordinary general shareholders' meeting has been held for two consecutive years or if the shareholders' meetings held during such period have not considered the items mentioned in Article 181 of the Mexican Law of Commercial Companies discussed above. Notice of a meeting must be published in the Official Gazette of the Federation (Diario Oficial de la Federacion) and/or in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a shareholders' meeting, a shareholder must request and obtain an admission card by furnishing, at least 48 hours before the time set for holding the shareholders' meeting, appropriate evidence of its ownership of shares or depositing such shares with our corporate secretary of the Board of Directors or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a shareholder may be represented by proxy signed before two witnesses.

         Under Mexican law, an action for civil liabilities against members of the Board of Directors may be initiated by a shareholders' resolution taken at a general shareholders' meeting. In the event shareholders decide to bring such an action, the persons against whom such action is brought will immediately cease to be members of the Board of Directors. In case the shareholders resolve not to take action against the Director(s) at such meeting, shareholders representing not less than 15% of the outstanding shares of Iusacell may directly take such action against members of the Board of Directors, provided that (i) such shareholders have not voted in favor of a resolution approved at the relevant general shareholders' meeting pursuant to which it was resolved not to take any action against the directors who are to be sued, and (ii) the claim in question covers damages alleged to have been caused to Iusacell and not only to the individual shareholders' interests.

SHAREHOLDER CONFLICTS OF INTEREST

         Under Mexican law, any shareholder that has a conflict of interest in connection with any transaction must abstain from voting at the relevant shareholders' meeting. A shareholder that votes on a business transaction in which his interest conflicts with that of Iusacell may be liable for damages if the transaction would not have been approved without such shareholder's vote.

                                                                            (88)

DIVIDEND RIGHTS

         All shares have the same dividend rights. The declaration and payment of such dividends will depend upon Iusacell's results of operations, financial conditions, cash requirements, future prospects and other factors deemed relevant by the shareholders. In addition, Mexican law provides that Mexican companies may only pay dividends from retained earnings included in the year-end financial statements that have been approved by their shareholders. Dividends may be paid only after all losses for previous years have been paid for, a legal reserve equal to 20% of paid-in capital has been achieved and shareholders have approved the dividend payment. Iusacell and some of Iusacell's subsidiaries, including Iusacell Celular, have outstanding debt obligations which limit the amount of dividends that can be paid in any given year or prohibit dividends entirely.

         At the annual general ordinary shareholders meeting of Iusacell, the Board of Directors will generally submit the financial statements of Iusacell for the previous fiscal year, together with a report by the Board of Directors, to the shareholders for their approval. Upon the approval of the financial statements, the shareholders will determine the allocation of Iusacell's net profits for such fiscal year. At least 5% of such net profits must be allocated to a legal reserve until the amount of the legal reserve equals 20% of Iusacell's capital stock. Such reserve is not available for distribution except as a stock dividend. Additional amounts may be allocated to other reserve funds as the shareholders determine including a reserve to repurchase shares. The remaining balance of net profits, if any, is available for distribution as dividends but only after losses, if any, of previous years have been paid for.

         All shares outstanding at the time a dividend or other distribution is declared are entitled to share pro rata in such dividend or other distribution. Partially-paid shares participate in any distribution to the extent that such shares have been paid at the time of the distribution.

         The covenants contained in the Iusacell indenture limit Iusacell's ability to declare and distribute dividends to its shareholders. The covenants contained in the Iusacell Celular indenture and in the terms of the senior refinancing secured loan limit Iusacell Celular's ability to declare and distribute dividends to Iusacell.

         According to our by-laws and Mexican law, dividends that are not claimed within five years from the date of payment will be deemed abandoned and will revert back to Iusacell.

LIQUIDATION

         In the event that we are liquidated, one or more liquidators must be appointed at an extraordinary general shareholders' meeting to wind up our affairs. Pursuant to Mexican law, all outstanding shares would be entitled to participate equally in any distribution upon liquidation. Partially-paid shares participate in any distribution to the extent that such shares have been paid at the time of the distribution.

CHANGES IN SHARE CAPITAL AND RIGHTS OF SHAREHOLDERS

         An increase of capital stock may be done through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders' equity. No increase of capital stock may be done until all previously issued shares of capital stock have been fully paid. A reduction of capital stock may be done to absorb losses, to make reimbursements to shareholders, or to release shareholders from payments not made. A reduction of capital stock to absorb losses may be done by reducing the value of all outstanding shares. A reduction of capital stock shall also be done on a pro rata basis.

         Shareholders may also approve the redemption of fully-paid shares with retained earnings. Such redemption would be effected by a repurchase of shares listed on the Mexican Stock Exchange or by lot.

         The fixed portion of our capital stock may only be increased or decreased by resolution of a general extraordinary shareholders meeting and an amendment to the by-laws, whereas the variable portion of our capital stock may be increased or decreased by resolution of a general ordinary shareholders meeting .

                                                                            (89)

         No resolution by the shareholders is required for decreases in capital stock based on the exercise of the right to withdraw variable shares or the purchase by Iusacell of its own shares or for increases in capital stock based on offers by Iusacell of shares it previously purchased.

PREEMPTIVE RIGHTS

         In the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares has a preferential right to subscribe for a sufficient number of new shares to maintain the holder's existing proportionate holdings of shares. Under Mexican Law and our by-laws, preemptive rights must be exercised within the period and under the conditions established for such purpose by the shareholders. In no case may such period be less than 15 days and no greater than 30 days following the publication of notice of the capital increase in the Official Gazette of the Federation or following the date of the shareholders' meeting at which the capital increase was approved if all shareholders were represented. Otherwise, such rights will lapse.

         Under Mexican law, preemptive rights may not be waived in advance by a shareholder, and cannot be represented by an instrument that is negotiable separately from the corresponding share.

LIABILITY FOR FURTHER CAPITAL CALLS

Shareholders are not liable for further capital calls by Iusacell.

OTHER PROVISIONS

FIXED AND VARIABLE CAPITAL, WITHDRAWAL RIGHTS

         As a sociedad anonima de capital variable, we may issue shares representing fixed capital and/or variable stock. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of our by-laws, although it does require approval of the general ordinary shareholders meeting.

         No shares of Iusacell representing variable capital are currently outstanding. Outstanding variable capital shares may be fully or partially withdrawn. In contrast, the minimum fixed capital required by law cannot be withdrawn. A holder of variable capital shares that wishes to effect a total or partial withdrawal of such shares would be required to notify us in an authenticated written notice to that effect. If we received that notice prior to the last quarter of the fiscal year, the withdrawal would become effective at the end of the fiscal year in which the notice was given. Otherwise, the withdrawal would become effective at the end of the following fiscal year.

         Redemption of variable capital shares of Iusacell would be made at the lower of (i) 95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal were to become effective or (ii) the book value per variable capital share as calculated from our financial statements for the fiscal year at the end of which the withdrawal were to become effective, as approved by our shareholders at an ordinary general meeting. Any such amount to be paid by Iusacell would become due on the day following the general ordinary meeting approving the financial statements.

         The covenants contained in the Iusacell indenture limit Iusacell's ability to issue variable capital shares. The covenants contained in the Iusacell Celular indenture and the senior credit refinancing secured loan limit Iusacell Celular's ability to issue variable capital shares.

FORFEITURE OF SHARES

         As required by Mexican law, Iusacell's by-laws provide that "current or future foreign shareholders of the Company agree with the Ministry of Foreign Relations to consider themselves as Mexican nationals with respect to the shares that they may acquire or of which they may be owners, and therefore not to invoke the protection of their governments with respect to such shares under penalty, should they violate this agreement, of forfeiting their shares for the benefit of the Nation."

                                                                            (90)

         Mexican law requires that such a provision be included in the by-laws of all Mexican corporations unless such by-laws prohibit ownership of capital stock by foreign investors.

PURCHASE OF OUR OWN SHARES

         According to Mexican law, we may repurchase any series of our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be done by affecting our shareholders' equity account, while we hold the repurchased shares, or by reducing our capital stock, if such shares are to be converted into treasury stock. No resolution from a shareholders' meeting is required for such reduction, but a shareholders' meeting must approve, for each year, the maximum amount of funds that may be used to repurchase shares. However such amount may not exceed our net earnings (including retained earnings). Repurchased shares may not be represented at any shareholders' meeting. However, repurchased shares may be placed among the investing public, without approval by the shareholders or the Board of Directors, and the corresponding capital increase shall not require a resolution of a shareholders' meeting.

         Under our by-laws and according to Mexican law, Iusacell's subsidiaries are not allowed to own directly or indirectly any of the capital stock of Iusacell. Also, Iusacell's subsidiaries are not allowed to own any capital stock of any controlling shareholder of Iusacell.

         The covenants contained in the Iusacell indenture limit Iusacell's ability to repurchase its own shares. The covenants contained in the Iusacell Celular indenture and in the terms of the senior refinancing secured loan limit Iusacell Celular's ability to repurchase its own shares.

REPURCHASE IN THE EVENT OF CANCELLATION OF REGISTRATION

         In the event that the registration of our shares in the Securities Section of the RNV is canceled, whether upon our request or pursuant to a resolution adopted by the CNBV, our by-laws and CNBV regulations require that our controlling shareholders make a public offer to purchase the shares owned by minority holders prior to such cancellation (which requirement may be waived as described in "--Voting Rights and Shareholders' Meetin"). The shares must be purchased by our controlling shareholders at least and at the higher of (i) the quotation price on the Mexican Stock Exchange or (ii) the book value of the shares, as reflected in the last quarterly report filed with the CNBV and the Mexican Stock Exchange prior to the date of the offer except in the case that such value had been modified in accordance with criteria applicable to determination of relevant information. In this case the most recent Company's financial information must be considered. The quotation price on the Mexican Stock Exchange will be the average per volume for the last 30 trading days prior to the date of the offer. In any event, such period cannot exceed six moths. If the trading period is less than 30 days, the days in which the shares were actually traded will be taken into consideration for purposes of the calculation. In the event that no trading of shares has occurred, the offer price will be the book value. In accordance with our by-laws and as provided by Mexican law, our Board of Directors, within the five days prior to the date of the offer, must disclose its opinion on the price, taking into consideration the minority shareholders' interests. The Board of Directors opinion must be rendered in conjunction with the Audit Committee opinion. In the event of conflict of interest by the Board of Directors, its opinion must be rendered in conjunction with the opinion of an independent expert (as defined by Mexican securities regulation) appointed by the Audit Committee. If after said offer our controlling shareholders fail to acquire 100% of our capital stock, the cancellation of the registration of our shares will not become effective until our controlling shareholders have created a trust with the funds required to purchase the remaining shares at the same offering price, with such trust being effective for at least six months.

         The controlling shareholders may, so long as the Board of Directors approves and the Audit Committee renders an opinion, request CNBV to authorize a different basis for the calculation of the share offer price. The Audit Committee opinion must include the reasons for setting forth a different price and must be accompanied by a report from an independent expert. In determining whether to authorize a different basis, the CNBV would take into account Iusacell's financial condition as well as its business outlook.

                                                                            (91)

APPRAISAL RIGHTS

         Whenever the shareholders approve a change of corporate purpose, change of nationality, spin-off or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to withdraw from Iusacell and receive an amount generally equivalent to the book value of our shares (in accordance with our last balance sheet approved by a shareholders' meeting), provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change, spin-off or transformation was approved.

FOREIGN INVESTMENT REGULATION

         Foreign investment in capital stock of Mexican corporations in certain economic sectors, including telephone and cellular services, is regulated by the 1993 Foreign Investment Law, as amended, and the regulations issued under that law in 1998, which we refer to as the 1998 Regulations. Under the 1993 Foreign Investment Law, foreign investment is defined in general as the participation of foreign investors in the voting capital stock of Mexican corporations and in activities which are regulated by the 1993 Foreign Investment Law. Foreign investors are defined as non-Mexican individuals, non-Mexican legal entities and foreign entities without legal personality.

         The Mexican Foreign Investment Commission, the Mexican Foreign Investment Bureau and the Mexican National Registry of Foreign Investment are responsible for the administration of the 1993 Foreign Investment Law and the 1998 Regulations. In order to comply with foreign investment restrictions, Mexican companies that are engaged in specified restricted industries typically limit particular classes of their stock to ownership by Mexican individuals and by Mexican corporations in which foreign investment has minority participation.

         As a general rule, the 1993 Foreign Investment Law allows foreign investments in up to 100% of the capital stock of Mexican companies, except for those engaged in specified restricted industries, such as basic telephone service, where foreign investments are limited to 49% of the voting capital stock. Foreign investors may, however, participate in excess of 49% of the voting capital stock of a Mexican corporation engaged in the telephone business with the prior approval of the Mexican Foreign Investment Commission.

         Foreign states and foreign governments are prohibited under the 1995 Telecommunications Law from holding a concession or permit to provide telecommunications services, from receiving any such concession or permit as a guarantee or from being the beneficiary of any such guarantee, or from directly or indirectly owning shares of Mexican companies, including Iusacell.

CHANGE OF CONTROL

         There are no provisions in our by-laws that would have the effect of delaying or preventing a change in control of Iusacell.

5) SHARES MARKET

         a) SHARE STRUCTURE
            ---------------

         Iusacell's shares have been listed on the Mexican Stock Exchange since August 4, 1999, trading under the symbol CEL. ADRs representing ten Iusacell series V shares were listed on the New York Stock Exchange from August 4, 1999 until May 12, 2003, when we implemented a change in the ADR ratio. From that date and until December 19, 2003, one ADR represented 100 Iusacell series V shares and traded under the symbol CEL.

                                                                            (92)

         On December 19, 2003, Iusacell concluded an exchange of its series V and series A shares for new common shares, at a ratio of 20 Series V or A shares per new common share. The new shares are without par value, in registered form and have the same rights. The reorganization of the capital structure included a change in the ADR ratio. From that date, one ADR represents five Iusacell shares. The trading symbol did not change. The ADRs are evidenced by American depositary receipts issued under a deposit agreement with The Bank of New York, as depositary.

         On June 1, 2005, an extraordinary shareholders' meeting approved the termination of our ADR program and the subsequent delisting of our ADRs from The New York Stock Exchange. On June 21, 2005 The Bank of New York notified the termination of the ADR's program to the Iusacell's ADRs holders. With such notification, The Bank of New York stopped the issuance of new ADRs by filing before the SEC an amendment to the F-6. Additionally, the deposit agreement was amended to reduce to 60 days, the period in which the shareholders can exchange ADRs for shares listed in the Mexican Stock Exchange. In accordance with the termination of the deposit agreement, the New York Stock Exchange (NYSE) suspends the trading of the ADRs. September 19, 2005 and per instructions of the Bank of New York (BoNY) we ended our program of ADR's. As a result, September 20, 2005, operations of ours ADR's in NYSE were suspended.

         b) PERFORMANCE OF THE SHARES IN THE STOCK MARKET
            ---------------------------------------------

         The following tables present, for the periods indicated, the high and low sales prices of (i) the Iusacell common shares on the Mexican Stock Exchange, as reported by the Mexican Stock Exchange, and (ii) the Iusacell ADRs on the New York Stock Exchange, as reported by the New York Stock Exchange. The prices before May 12, 2003, were adjusted to reflect the effects of the change in the ADR ratio and before December 19, 2003 were adjusted to reflect the reverse stock split and change in the ADR ratio which occurred.

         On June 1, 2005, held a general extraordinary shareholder's meeting by which its shareholders accepted ADR's Termination Program and consequently ADR's delisting of the "NYSE". On September 19, 2005 and per instructions of Iusacell, the Bank of New York (BoNY) ended our program of ADR's. As a result, on September 20, 2005, operations of ours ADR's in NYSE were suspended.

MEXICAN STOCK EXCHANGE (IN PS.)--COMMON SHARES

                  MEXICAN STOCK EXCHANGE PRICE PER SHARE (PESOS)
                  ----------------------

                       PREVIOUS FIVE YEARS:             HIGH     LOW
                  --------------------------------    -------   ------
                  2001............................     276.00    41.00
                  2002............................      82.20     9.00
                  2003............................      23.60     3.40
                  2004............................      24.00    12.00
                  2005............................      34.18    17.80

                  MEXICAN STOCK EXCHANGE PRICE PER SHARE (PESOS)
                  ----------------------

                  PREVIOUS TWO YEARS (BY QUARTER):      HIGH     LOW
                  --------------------------------    -------   ------
                  2004:
                  ----
                  First Quarter...................      20.60    14.80
                  Second Quarter..................      15.99    12.00
                  Third Quarter...................      19.50    13.15
                  Fourth Quarter..................      24.00    18.50

                  2005:
                  ----
                  First Quarter...................      23.29    20.99
                  Second Quarter..................      32.82    17.80
                  Third Quarter...................      34.18    26.00
                  Fourth Quarter..................      30.00    24.02

                                                                            (93)

                  MEXICAN STOCK EXCHANGE PRICE PER SHARE (PESOS)
                  ----------------------

                  PREVIOUS SIX MONTHS:                  HIGH     LOW
                  --------------------------------    -------   ------
                  December 2005...................      30.00    25.07
                  January 2006....................      33.56    26.00
                  February 2006...................      31.21    26.84
                  March 2006......................      31.00    27.50
                  April 2006......................      29.45    27.10
                  May 2006........................      40.50    29.45

                  NEW YORK STOCK EXCHANGE PRICE PER ADR (DOLLARS)
                  -----------------------

                  PREVIOUS FIVE YEARS:                  HIGH     LOW
                  --------------------------------    -------   ------
                  2001............................     135.00    20.50
                  2002............................      45.00     4.20
                  2003............................      10.84     1.70
                  2004............................      10.29     5.15
                  2005............................      20.47     8.00

                  NEW YORK STOCK EXCHANGE PRICE PER ADR (DOLLARS)
                  -----------------------

                  PREVIOUS TWO YEARS (BY QUARTER):      HIGH     LOW
                  --------------------------------    -------   ------
                  2004:
                  ----
                  First Quarter...................       9.28     6.35
                  Second Quarter..................       7.10     5.15
                  Third Quarter...................       8.63     5.71
                  Fourth Quarter..................      10.29     8.00

                  2005:
                  ----
                  First Quarter...................      10.30     9.05
                  Second Quarter..................      15.28     8.00
                  Third Quarter...................      20.47    11.75

TRADING ON THE NEW YORK STOCK EXCHANGE

         ADRS's representing Iusacell shares have been listed on the New York Stock Exchange since August 4, 1999. In December 19, 2003 we completed the exchange of series A and V shares for new common shares, with no par value in Mexico. As part of the reorganization of capital, we implemented a reverse split/ADR ratio change. Since December 19, 2003 one ADR represents five Iusacell shares and continues to trade under the symbol CEL.

         On June 1, 2005, Iusacell held a general extraordinary shareholder's meeting by which its shareholders accepted ADR's Termination Program and consequently ADR's delisting of the "NYSE". On September 19, 2005 and per instructions of Iusacell, the Bank of New York (BoNY) ended our program of ADR's. As a result, on September 20, 2005, operations of ours ADR's in NYSE were suspended.

                                                                            (94)

TRADING ON THE MEXICAN STOCK EXCHANGE

         The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems, which is open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities, such as our common stock, that are directly or indirectly (for example, through American Depositary Shares) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

         Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission. Most securities traded on the Mexican Stock Exchange, including our common stock, are on deposit with S.D. Indeval, S.A. de C.V. ("Indeval"), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

                                                                            (95)

6) RESPONSIBLE PERSONS
----------------------

The undersigned hereby declare, under oath, that, within the scope of our respective functions, we prepared the information relative to the issuer contained in this Annual Report, which, to the best of our knowledge, reasonably reflects its situation. Likewise, we declare that we do not have knowledge of any relevant information that has been omitted or misstated in this Annual Report or that the report contains any misleading information for investors.


         Gustavo Guzman Sepulveda                 Jose Luis Riera Kinkel
         Chief Executive Officer                  Chief Financial Officer


         Fernando Jose Cabrera Garcia
         Legal Director

                                                                            (96)

7) ANNEX
--------

FINANCIAL STATEMENTS AND EXAMINERS STATEMENT

                                                                            (97)